  As filed with the Securities and Exchange Commission on March 29, 2000

                                                Registration No. 333-96077
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                         APPLIED SCIENCE FICTION, INC.
            (Exact name of registrant as specified in its charter)
        Delaware                     3861                 74-2765186
     (State or other
     jurisdiction of
    incorporation or
      organization)
            (Primary Standard Industrial Classification Code Number)
                                                       (I.R.S. Employer
                                                     Identification Number)
                         Applied Science Fiction, Inc.
                           8920 Business Park Drive
                              Austin, Texas 78759
                           Telephone: (512) 651-6200
                           Facsimile: (512) 651-6205
  (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                                ---------------
                                Mark R. Urdahl
         Chairman of the Board, President and Chief Executive Officer
                         Applied Science Fiction, Inc.
                           8920 Business Park Drive
                              Austin, Texas 78759
                                (512) 651-6200
                           Facsimile: (512) 651-6205
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:
       Carmelo M. Gordian, P.C.                     Julia Cowles
         S. Michael Dunn, P.C.                  Davis Polk & Wardwell
              Terry Fokas                       450 Lexington Avenue
    Brobeck, Phleger & Harrison LLP           New York, New York 10017
    301 Congress Avenue, Suite 1200                (212) 450-4000
          Austin, Texas 78701                 Facsimile (212) 450-4800
            (512) 477-5495
       Facsimile (512) 477-5813
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 Title of Each Class of                                                                          Amount of
    Securities to be       Amount to be      Proposed Maximum          Proposed Maximum         Registration
       Registered           Registered   Offering Price Per Share Aggregate Offering Price (1)    Fee (2)
------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par
 value.................     6,634,613             $14.00                  $92,884,582             $24,522
------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) Includes 865,384 shares as to which Registrant has granted the Underwiters an option to cover over-allotments.

(2) $15,180 was previously paid on February 3, 2000.

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued March 29, 2000

                             5,769,229 Shares

                         APPLIED SCIENCE FICTION, INC.
                                     [LOGO]

                                  COMMON STOCK

                                  -----------

Applied Science Fiction, Inc. is offering 5,769,229 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $12 and $14 per share.

                                  -----------

We have filed an application to qualify our common stock for quotation on the Nasdaq National Market under the symbol "ASFX."

                                  -----------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 8.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                            Price  Underwriting    Proceeds to
                                              to   Discounts and     Applied
                                            Public  Commissions  Science Fiction
                                            ------ ------------- ---------------
Per Share..................................   $         $              $
Total......................................  $         $              $

Applied Science Fiction has granted the underwriters the right to purchase up to an additional 865,384 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on          , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER

     CREDIT SUISSE FIRST BOSTON

            SALOMON SMITH BARNEY

                   PRUDENTIAL VOLPE TECHNOLOGY
                                 a unit of Prudential Securities

      , 2000

   The outside front gate contains text which reads, "Analog to Digital" across the top with the name and logo of the Company immediately under this text. Under the Company's name and logo, a digitized photograph appears alongside a picture of a compact disc with the text, "Digital Acceleration" written on the compact disc.

   The inside front cover contains a gatefold with the name and the logo of the Company written across the top of the gatefold. Underneath the name and logo of the Company is a picture of a model standing beside a digital minilab ("DML") which, when equipped with the Company's Digital Film Processing, or DFP technology, can convert standard 35mm and Advanced Photosystem film into digital images. Projecting to the right from the DML are six lines and one arrow. The six lines end at circles containing pictures of various medium which can be used to store or transmit photographs which were developed with the Company's technologies and which are labeled, "print," "DVD/CD," "Disk," "Flash Memory," "Satellite Dish," and "Personal Digital Assistant." respectively. The arrow ends at text which runs vertically along the near right side of the gatefold and reads, "Internet Ready." The far right side of the gatefold depicts the home pages, vertically arranged, of several internet photo-imaging websites which can store images developed by the Company's technologies, including; family-buzz.com, photo-geneology.com, family archival.com, photobox.org, imageline.net, fotoho.sting.com, my-heraldy.com and photoclan.com, respectively. Projecting to the left from the DML is an arrow that runs through text which reads, "Film in...Bits out!" Underneath this text is additional text which is capitalized and reads, "PROCESSES AND DIGITIZES 35MM FILM IN ONE STEP; WITHOUT EFFLUENTS, PLUMBING OR ODOR (DRY PROCESS)." Underneath this capitalized text is additional text which reads, "Conceptual design pictured above to be made available through original equipment manufacturers (OEMs) worldwide. OEM implementation specifications may vary." Across the bottom of the gatefold are before and after versions of pictures that have been restored using the Company's patented Digital ICE, Digital ROC and Digital GEM technologies. Underneath these pictures is text which reads, "Over 650 Billion Images Exist in Shoeboxes, News Rooms, Archives and Photo Albums Worldwide." To the left of these before and after pictures, also along the bottom of the gatefold are pictures of a flatbed scanner, a conventional wet-process film developer and a Nikon LS-2000 printer. Above these photos is text which reads, "Conventional Wet Film Process and Digital Scan." Finally, in the upper left hand corner of the gatefold is text which reads, "Over 85 Billion New Images Captured on 35MM Film in 1998."

   The inside back cover has the logo and the name of the Company in the upper left hand corner and descending diagonally from the upper right hand corner is a list of the Company's patented technologies, Digital GEM, Digital ROC, Digital ICE, and Digital ICE3. In the middle of the inside back cover is a picture of a strip of conventional film with the words, "Digital Film Process" printed on the film. Descending diagonally from the middle of the inside back cover to the lower right hand corner are the names of the Company's OEMs, including Nikon, Hewlett-Packard, Noritsu, Kodak, Konica, Minolta and Gretag.

   The outside back cover has the name and logo of the Company centered in the middle.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    8
Special Note Regarding Forward-
 Looking Statements.................   16
Use of Proceeds.....................   17
Dividend Policy.....................   17
Capitalization......................   18
Dilution............................   19
Selected Consolidated Financial
 Data...............................   20
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   21

                                     Page
                                     ----
Business............................  29
Management..........................  43
Related Party Transactions..........  53
Principal Stockholders..............  54
Description of Capital Stock........  56
Shares Eligible for Future Sale.....  59
Underwriters........................  61
Legal Matters.......................  63
Experts.............................  63
Where You Can Find Additional
 Information About Applied Science
 Fiction............................  63
Index to Consolidated Financial
 Statements......................... F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   Until      , 2000, all dealers that buy, sell or trade shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, especially the risks of investing in our common stock discussed under the caption "Risk Factors" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                            APPLIED SCIENCE FICTION

   We innovate, develop and license proprietary imaging technologies that optimize, enhance and enable the digitization of photographic images for traditional photo processing applications as well as for desktop, professional and Internet publishing applications. Our two principal technologies are:

  . Digital Film Processing, or DFP, which permits the direct digitization of exposed but undeveloped 35mm and Advanced Photosystem film; and

  . ICE/3/ (pronounced "ICE cubed") technologies, which are embedded in scanners and have the power to eliminate surface defects, restore faded color values and enhance the granular clarity of scanned color photographic images.

   We have developed a product prototype of our DFP subsystem, which includes a highly specialized digital image capture engine that we anticipate will be incorporated within DFP systems which we expect will be introduced by our original equipment manufacturer, or OEM, customers. When commercially introduced, DFP systems will process exposed but undeveloped standard 35mm and Advanced Photosystem film directly into a digital form without a wet chemical development process, and will thus serve as a substitute means for processing such film. We believe that DFP systems will enable our customers to compete more effectively in the market for image output, including Internet storage, archiving, transmission and printing of digital images and offer a number of advantages over traditional film processing systems, including:

  . end-user convenience and flexibility in processing traditional film into digital form;

  .  fewer over- and under-exposures in processed images;

  . no use or discharge of hazardous liquid chemicals in the film-development process;

  . no need for plumbing or specialized handling of hazardous chemicals, enabling DFP systems to be deployed at diverse locations; and

  . scalability of use, including the possible introduction of multiple DFP engine central processing units and PC-compatible versions for small office/home office use.

   ICE/3/ consists of the following three technologies that improve and enhance the digitized quality of existing color photographs, slides and negatives, which we refer to simply as "photographic images":

  . Digital Image Correction and Enhancement, or Digital ICE, which eliminates scratches, dust, fingerprints and other surface defects in scanned color photographic images;

  . Digital Reconstruction of Color, or Digital ROC, which corrects color fading in aging photographic images and restores the color values in a digitized image to their original condition; and

  . Digital Grain Equalization and Management, or Digital GEM, which minimizes the distracting visual pattern seen in photographic images caused by excess silver grains in the original developed image.

   Our objectives are to establish DFP subsystems as a premier means for processing exposed but undeveloped 35mm and Advanced Photosystem film and to establish ICE/3/ technologies as premier technologies for enhancing the digitization of existing color images. To achieve these objectives, we plan to:

  . leverage our current relationships with global market leaders, such as Gretag, Hewlett-Packard, Kodak, Konica, Minolta, Nikon and Noritsu, and expand our customer base;

  . continue to enhance our technology position through research and development and the patenting of our core technologies;

  . expand end-user awareness of our company and its technologies through brand identity;

  . diversify sources of recurring revenue, including ICE/3/ royalties and sales of the developing agent consumable that will be used in DFP subsystems; and

  .  pursue strategic alliances in the evolving imaging industry.

   We expect that a significant portion of our future growth will depend on the success of our DFP technology and products. We are in the process of further developing our DFP technology for commercial application. We have, to date, recognized contract revenues relating to the development of our DFP technology, but we do not expect to derive revenue from sales of DFP subsystems and related products prior to the first half of 2002. We have generated most of our revenue to date from our Digital ICE technology. As of December 31, 1999, we had an accumulated deficit of $25.0 million, including net losses of approximately $16.3 million in 1999, and we expect to continue to incur significant losses for at least the next 24 months. Our ability to reduce these losses will depend in large part on our ability to generate significant additional revenues. Our technologies are largely unproven and we may not achieve profitability.

                                ----------------

   Unless otherwise indicated, all information in this prospectus gives effect to the conversion of all outstanding shares of our preferred stock into shares of common stock effective upon the closing of the offering and a 1.309-for-1 stock split of our common stock effected pursuant to a stock dividend that will be declared and paid prior to the closing of this offering and assumes no exercise of the underwriters' over-allotment option. Our principal executive offices are located at 8920 Business Park Drive, Austin, Texas 78759. Our telephone number is (512) 651-6200.

                                ----------------

                                  THE OFFERING

 Common stock offered.........................   5,769,229 shares

 Common stock to be outstanding after this
  offering....................................   34,470,666 shares

 Use of proceeds..............................   We intend to use the net proceeds for
                                                 research and development, sales and marketing
                                                 activities, purchases of capital equipment
                                                 and leasehold improvements and general
                                                 corporate purposes.

 Proposed Nasdaq National Market symbol.......   ASFX

The above information is based on shares outstanding as of December 31, 1999. It excludes (1) 354,002 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999 with a weighted average exercise price of $.64 per share, (2) 634,426 additional shares of common stock reserved under our option plan as of December 31, 1999, (3) 1,647,146 shares of common stock, on an as-converted basis, that are subject to outstanding warrants as of December 31, 1999 with a weighted average exercise price of $.52 per share, and
(4) 769,230 shares of common stock issued to IBM at a price valued at the mid-point of the pricing range to be set forth in the circulated preliminary prospectus used to market this offering subject to adjustment if the initial public offering price is lower than that price.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The following table summarizes our financial data. For a more detailed explanation of our financial condition and operating results, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to those statements included in this prospectus. Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of our preferred stock into common stock as if the shares had converted immediately upon their issuance.

                                                     Year Ended December 31,
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
                                                          (in thousands,
                                                      except per share data)
Consolidated Statements of Operations Data:
Revenues...........................................  $   628  $   502  $  3,973
Loss from operations...............................   (1,130)  (7,538)  (16,642)
Net loss...........................................     (990)  (7,510)  (16,256)
Basic and diluted net loss per share...............  $  (.14) $  (.77) $  (1.33)
Shares used in computing basic and diluted net loss
 per share.........................................    7,017    9,719    12,244
Pro forma basic and diluted net loss per share.....                    $   (.69)
Shares used in computing pro forma basic and
 diluted net
 loss per share....................................                      23,718

   The following table contains a summary of our balance sheet:

  .  on an actual basis at December 31, 1999;

  . on a pro forma basis at December 31, 1999 to reflect the conversion of all outstanding shares of our preferred stock into an aggregate of 11,474,705 shares of common stock; and

  . on a pro forma as adjusted basis at December 31, 1999 to reflect our sale of 5,769,229 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share and the application of the net proceeds received from this offering.

                                                       As of December 31, 1999
                                                       ------------------------
                                                                 Pro      As
                                                       Actual   Forma  Adjusted
                                                       ------- ------- --------
                                                            (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short- and long-term
 investments.......................................... $18,735 $18,735 $86,985
Working capital.......................................   7,434   7,434  75,684
Total assets..........................................  23,656  23,656  91,906
Notes payable to bank, less current portion...........   6,436   6,436   6,436
Total stockholders' equity............................  11,730  11,730  79,980

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes thereto. The risks and uncertainties described below are those that we currently believe may materially affect our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

 Our business is at an early stage of development and if our technologies do not prove to be commercially viable, we will not be able to generate revenues from the licensing of these technologies.

   We are at an early stage in the development of our business and technologies and our success depends largely on the efforts of original equipment manufacturers, or OEMs, to effectively implement our technologies and achieve significant sales of products which incorporate our technologies. We cannot be certain that our technologies will be incorporated into products that achieve broad commercial acceptance. All of our revenues during 1998 and 52% of our revenues during 1999 were derived from our Digital Image Correction and Enhancement, or Digital ICE, technology. We do not expect to earn royalty revenues from our Digital Reconstruction of Color, or Digital ROC, and Digital Grain Equalization and Management, or Digital GEM, technologies prior to the fourth quarter of 2000. Our Digital Film Processing, or DFP, technology is still in the commercialization phase and we do not expect to earn any revenues from sales of DFP subsystems and related products prior to the first half of 2002. However, we may not generate any revenues from the sales or licensing of DFP products or technologies by 2002, or at all. If we are unable to complete the development of all of our technologies and license them to OEMs, we will not generate revenues from our operations, which in turn, would adversely affect our financial condition.

 We do not have, and do not anticipate having, agreements which bind OEMs to commercialize our DFP technology and if our customers fail or cease their efforts to commercialize our DFP technology, we may not be able to generate revenues from the licensing of our DFP technology or from the sales of products that incorporate DFP technology.

   Our business model depends on the successful commercialization of our DFP technology and products that use DFP technology. With respect to our DFP subsystems, we are in the design phase with three OEM customers. However, we have not entered into, and do not anticipate entering into, agreements that would affimatively obligate these or any other OEMs to develop and/or commercialize our DFP technology. Our current arrangements with OEMs for our DFP technology:

  .  do not require the OEMs to develop and commercialize our DFP technology;

  . do not require the OEMs to license our DFP technology or to purchase the DFP consumable;

  . do not specify launch schedules for products incorporating our DFP technology;

  . do not require the OEMs to create interest in or establish a market for products incorporating our DFP technology;

  . do not set a minimum price at which products incorporating our DFP technology will be sold; and

  .  may be terminated by the OEMs without significant penalty.

We cannot assure you that our OEM customers will complete the development and commercialization of our DFP technology. In addition, we expect that any agreements with our OEM customers, if entered into, would not create any affirmative obligation requiring the OEMs to complete the development and/or commercialization of DFP. If OEMs do not commercialize DFP, we may not earn contract revenues from DFP implementations or achieve sales of DFP products in accordance with our expected timetable, or at all. Any inability to successfully develop DFP subsystems and to sell these subsystems to our customers would likely cause a significant shortfall in our anticipated future revenues and could consequently impair our financial condition.

 Based on our limited operating history, the small amount of revenues that we have recognized to date and the significant net losses that we have incurred since our inception, we lack a foundation for establishing profitable operations, and if we fail to achieve profitability, we will require additional funding.

   We have a limited operating history upon which you may evaluate our company and prospects. We have recognized limited revenues, have incurred significant net losses and may never achieve profitability. We incurred net losses of $7.5 million in 1998 and $16.3 million in 1999. As of December 31, 1999, we had an accumulated deficit of $25.0 million. We expect to incur significant operating expenses over the next several years in connection with the continued development and expansion of our business. As a result, we expect to continue to incur significant losses and negative cash flow for at least the next 24 months. With increased expenses, we will need to generate significant revenues in order to achieve profitability. We may never achieve profitability, and even if we do, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. If we fail to achieve profitability, we will require additional funding, which may not be available on acceptable terms or at all. A continuing inability to raise required funding could result in our insolvency.

 We will need to raise additional capital after this offering and if we are unable to raise this additional capital on acceptable terms or on a timely basis, we may not be able to continue our business operations.

   We expect that the net proceeds from this offering, together with our existing cash balances and availability under our credit facilities, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, we anticipate that we will continue to experience negative cash flows for at least the next 24 months following this offering. Thus, within the next 12 to 18 months, we will need to raise additional funds. We do not know whether we can obtain this required additional financing on favorable terms, if at all. If we cannot raise additional financing on acceptable terms or on a timely basis, we may not be able to:

  . develop new technologies and products or enhance our technologies and products;

  .  hire, train and retain employees; and

  .  respond to competitive pressures or unanticipated requirements.

 A limited number of OEM customers account for the vast majority of our revenues and because of this small customer base, the loss of, or a significant reduction in, contract fees or royalties from any one OEM customer would significantly reduce our revenues.

   A significant percentage of our revenues are derived from contract fees and royalties that are received from a small number of OEM customers. For example, in 1999, Hewlett-Packard and Nikon collectively accounted for 68% of our total revenues, including 89% of our DFP contract fees and 91% of our Digital ICE royalties, respectively. During 1998, Nikon accounted for 74% of our total revenues, including 100% of our Digital ICE royalties. Furthermore, the particular customers which account for significant portions of our revenues have varied from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period. The loss of one or more of our largest customers, unfavorable renegotiation of existing agreements with our customers or our inability to successfully develop relationships with additional key customers could cause our revenues to decline significantly.

 We are dependent upon the film-based photography market, and if this method of capturing images is replaced by digital camera photography or by another technology, demand for our technologies would substantially decrease and result in lower revenues, which could impair our financial condition.

   Our technologies are designed to digitize, enhance and develop images captured on traditional photographic film. Our business success is dependent upon the continued dominance of film-based photography as a means of capturing images. Broad use of digital cameras as a means of capturing images, or the development of other technologies which replace film, would adversely affect the demand for our technologies or for products that incorporate our technologies. Although the dominant method of capturing images today is film-based photography, digital cameras are gaining increasing acceptance. It is possible that digital camera photography could replace film-based photography as the primary means of capturing images, particularly if digital camera technology improves. Should this occur, our revenues likely would decrease, which would adversely affect our operating results. In addition, revenues from the licensing of our ICE/3/ technologies would be adversely affected by a significant slowdown in the demand for image scanners or other image capture hardware.

 We are dependent on our customers' efforts to generate interest in our technologies and if they fail to create end-user demand for the commercial application of our technologies, we may not be able to generate revenues from the sales of products that incorporate our technologies.

   Our current and future revenues depend upon the achievement of meaningful sales of products utilizing our licensed technologies. In particular, we will be dependent on our OEM customers' efforts to establish a market for DFP systems. Our OEM customers will have significant influence on the commercialization of our DFP technology, including control over feature definition, launch schedules, marketing, sales and pricing of DFP systems. Although we actively participate in the implementation of our licensed technologies, we cannot assure you that our OEM customers will be able to effectively implement our technologies or that our OEM customers will be able to achieve significant sales of products incorporating our technologies. The failure of our OEM customers to achieve significant sales of products which incorporate our technologies would significantly reduce our revenues, which, in turn, would adversely affect our operating results and impair our financial condition.

 Many large companies offer products that compete with our technologies and if these products sustain or achieve widespread commercial acceptance, we may experience a decrease in demand for our technologies which would reduce our market share and adversely affect our revenues.

   The markets for digital image editing software and photofinishing equipment and services are intensely competitive. Moreover, these markets are characterized by rapid technological change and increasing competition in both domestic and foreign markets, as well as by constant demand for, and the introduction of, new products and product enhancements. Our technologies compete directly or indirectly with:

  . products and technologies offered by many large companies, including many of our customers, such as Nikon, Noritsu and Kodak, and other companies, such as Canon, Polaroid and Xerox;

  . products and technologies which may be offered in the future, including technologies under evaluation by our current and prospective customers;

  . digital cameras, which as a result of continuing technological advances, may soon be capable of producing images of a quality approaching that attained with 35mm or Advanced Photosystem film;

  . digital minilabs which, by combining a traditional photoprocessing system with an onboard film scanner, provide end users with the ability to receive prints, negatives and digitized images at the same time; and

  . traditional wet chemistry film processing equipment and commercially-available scanners.

   In the future, if products incorporating our DFP technology are widely adopted, use of such products may reduce or eliminate the need to scan photographs into a digital format, which would result in reduced demand for our ICE/3/ technologies.

   Many of our potential competitors, including our current and prospective customers, have longer operating histories and significantly greater financial, technical, and sales and marketing resources, as well as greater name recognition, larger customer bases and more established product distribution channels, than we do. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements, withstand significant price decreases or devote greater resources to the development, promotion, sale and support of their products and technologies than we can. In addition, our present or future competitors, including our current or future customers, may be able to develop products or technologies comparable or superior to those offered by us. We may be unable to continue to compete effectively in our markets, which could cause us to lose market share and adversely affect our operating results. See "Business-- Competition."

 We will be dependent upon third-party manufacturers to build our DFP subsystems and if we or our contract manufacturers do not manage the procurement, supply and order fulfillment process effectively, we may not be able to provide DFP subsystems to our customers.

   We intend to contract with third-party manufacturers to build our DFP subsystems. We have never entered into arrangements with contract manufacturers to assemble DFP subsystems and, therefore, we have no experience in this area. If our contract manufacturers cannot secure the materials and components necessary for the manufacture of our DFP subsystems or if we cannot effectively manage this process, we could suffer delays in providing, or we may not be able to provide, DFP subsystems to our customers. Any material disruption in the procurement, supply and order fulfillment process would materially and adversely affect our ability to supply our customers with DFP subsystems on a timely basis, or at all, which in turn, would adversely affect our revenues, harm our business reputation and impair our relationships with our customers.

 We recently have experienced rapid growth and our failure to effectively manage this growth could impede our future expansion by placing significant demands on the time and limited resources of our management.

   Our revenues increased 691% to $4.0 million in 1999 from $502,000 in 1998, and the total number of our employees increased to 136 at December 31, 1999 from 52 at December 31, 1998. We anticipate hiring a significant number of new employees in 2000 and 2001. Our growth has resulted, and will continue to result, in new and increased responsibilities for our management and stress to our management information systems. We cannot assure you that our existing or future management controls, internal systems or procedures will be adequate to support our future operations. Our ability to manage any future growth of our business will require us to improve our financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary and to expand, train and manage our workforce effectively. If we are unable to effectively manage our future growth, we may not be able to adequately address competition in our markets, upgrade our technology when necessary or effectively pursue market opportunities. As a result, our business could be adversely affected.

 Our quarterly and annual revenues and operating results may fluctuate significantly, which may result in volatility in our stock price and the potential loss of a significant portion of your investment if you sell your shares.

   Although our expenses are largely fixed, many of our revenue components fluctuate on a quarterly and annual basis and are difficult to predict. Therefore, it is difficult for us to accurately forecast our future revenues or operating losses on a quarterly or annual basis. Contract fee revenues, which are comprised primarily of development fees, represented 79% of our revenues in 1999 and will continue to represent a significant portion of our revenues through at least 2001. The amount of development fees that we will earn in a particular period are difficult to predict. Our development fees and other components of our revenues vary from period to period depending on:

  . the timing of our achievement of milestones as specified under our agreements;

  .  our customers' licensed product development and launch schedules;

  . our customers' sales volumes of products incorporating our licensed technologies and the royalty rates applicable to those sales; and

  . restructurings, reorganizations or mergers and consolidations involving our customers.

   Because contract and licensing revenues are difficult to accurately predict, it will be difficult for us to forecast our revenues and operating results, which may increase the volatility in our stock price and cause you to lose a significant portion of your investment if you sell your shares.

 Our success is dependent upon our president and chief executive officer's ability to manage our business effectively and upon our chief scientist's ability to further develop our technologies and, if we are unable to retain these key personnel, our business could be harmed.

   Our future success will depend on the continued employment of our key senior management, technical and sales and marketing personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Mark Urdahl, our chairman, president and chief executive officer, who is ultimately responsible for our business strategy, and Dr. Albert Edgar, our chief scientist, who is responsible for developing substantially all of our proprietary technologies. We do not have employment contracts with either Mr. Urdahl or Dr. Edgar and the loss of either of these individuals would adversely affect our relationships with key customers and our ability to develop new technologies. Our success is also dependent upon our ability to attract, motivate and retain other highly qualified personnel, particularly personnel with imaging industry or intellectual property knowledge and experience. The loss of any existing key personnel or our inability to attract, motivate and retain additional qualified personnel could hinder our ability to grow our business or effectively address existing market opportunities on a timely basis.

 If unauthorized parties misappropriate our technologies or if we are unable to protect our intellectual property or enforce our patents, our ability to compete would be adversely affected, particularly if our intellectual property is used to develop competing technologies.

   We are dependent upon the proprietary information that pertains to our technologies and on our development of those technologies. We rely primarily on a combination of patent, copyright, trademark and trade secret laws and license agreements to establish and protect our intellectual property. We require our employees, third-party consultants and contractors to enter into agreements which limit their use of, access to and distribution of our proprietary information. However, these precautions may not adequately prevent the misappropriation or infringement of our intellectual property. The laws of some foreign countries may not protect our proprietary information and technology rights as fully as the laws of the United States. In addition, under the terms of our recent purchase from IBM of patents that relate to our technologies, we have granted IBM a license to our general purpose patent portfolio which will restrict us from bringing any patent infringement action against IBM. Therefore, unauthorized third parties could copy aspects of our technologies, reverse engineer the products which may be derived from our technologies or otherwise obtain and use information or technologies that we regard as proprietary. If third parties misappropriate our intellectual property, they may be able to produce technologies which compete with ours, or offer less expensive alternatives to our customers and prospective customers. As a consequence, our ability to compete effectively in our markets may be compromised and our operating results may be adversely affected.

   Several of our license agreements allow our licensees to access the source code versions of our software upon the occurrence of specified events, such as the insolvency or bankruptcy of our company. Although our license agreements with these customers attempt to prevent misuse of the source code, the possession of our source code by third parties increases the ease and likelihood of potential misappropriation of our intellectual property. We may need to engage in litigation in order to enforce our intellectual property rights in the future, which could result in substantial costs and diversion of management and other resources.

 It is possible that claims may be brought against us which allege that our technologies infringe the intellectual property rights of others, which would require us to incur costs in defending both ourselves and our customers against such allegations.

   There is a substantial risk of litigation regarding intellectual property rights in the imaging industry, particularly due to the convergence of the traditional photoimaging industry with the expanding capabilities of the computer industry. Although we do not believe that our technologies infringe the proprietary rights of others, it is possible that infringement or invalidity claims could be asserted or prosecuted against us in the future. Any claim, with or without merit, could:

  .  be time consuming, costly to defend and harm our reputation;

  .  divert management's attention and resources;

  . cause delays in the delivery of products that incorporate our technologies;

  . require the payment of monetary damages, which may be tripled if the infringement is found to be willful;

  . result in an injunction, which would prohibit us from offering licenses to the allegedly infringing technology;

  . require us to enter into royalty or licensing agreements which may not be available on acceptable terms;

  . require us to pay damages to or indemnify our customers under our contracts with them; or

  .  cause our customers to terminate their licensing agreements with us.

Any of these consequences could impair our financial condition and adversely affect our ability to conduct our business.

 Our technologies are complex and may contain undetected software or hardware errors which could result in an increase in our costs if we have to correct these errors or a reduction in our revenues if our customers are dissatisfied and elect to terminate their licensing agreements with us.

   All of our technologies and products in development include a significant software component. Complex software such as ours frequently contains errors or defects, especially when first introduced or when new versions or enhancements are released. If our software contains undetected defects or errors, we could experience:

  .  delayed or lost revenues;

  . termination or renegotiation of license agreements and difficulties in obtaining new agreements;

  . expenses associated with warranty service costs or unexpected reprogramming costs;

  .  claims for substantial damages;

  . negative publicity regarding us and our technologies, which could adversely affect our ability to retain our existing customers and attract new customers; and

  .  diversion of time and resources of our management and development team.

 A significant portion of our revenues are generated from a customer located in Japan who remits payments to us in Japanese yen; transacting business with foreign customers subjects us to exchange rate, political and increased regulatory risks which would not be present if we licensed our technologies solely to domestic customers.

   During 1999, royalty revenues from a licensing agreement with Nikon, which has its principal office in Japan, constituted approximately 19% of our revenues. All of our revenues from our licensing agreement with Nikon are denominated in Japanese yen and, as a result, are subject to exchange rate fluctuations. To date, we have not used derivative instruments to hedge against foreign currency exchange rate risk. We plan on marketing our technologies to prospective customers in Asia and Europe and, therefore, expect that revenues derived from international customers will continue to represent a significant portion of our revenues in the future. Transacting business with international customers subjects us to a variety of risks, including:

  .  increases in tariffs, duties, price controls or similar restrictions;

  . restrictions on the import or export of our technologies or on products incorporating our technologies which may make it difficult for us to fulfill demand for our technologies from foreign customers;

  .  trade barriers;

  . changes in regulatory requirements which could be expensive for us to comply with;

  . longer payment cycles and difficulties in collecting accounts receivables which could impair our financial condition and require us to seek additional financing;

  .  export license requirements;

  .  political and economic instability;

  .  fluctuations in foreign currency exchange rates;

  . lower protection of our intellectual property rights which could allow competitors in other countries to offer similar products; and

  . changes in diplomatic and trade relationships which may prevent us from exporting our products to some countries.

   In addition, the laws of certain countries require significant withholding taxes on payments for intellectual property. We may not be able to offset these withholding taxes fully against our United States tax obligations. We are subject to the further risk that tax authorities in those countries may recharacterize engineering fee revenues as license fees, which could result in increased tax liabilities and penalties.

 Industry standards affecting our business evolve rapidly, and if we cannot develop products that are compatible with these evolving standards, or keep pace with emerging technologies, our technologies could become obsolete and demand for our technologies will diminish.

   The markets for our technologies and products are characterized by rapidly changing technology, evolving industry standards and short product life cycles. Our success will depend to a substantial degree upon our ability to develop and market new technologies, products and enhancements to our existing technologies that meet evolving customer requirements and emerging industry standards. The development of new imaging technologies is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. In order to succeed we will need to:

  . identify, develop, market and support new technologies and products successfully;

  . develop new technologies and products that attain broad market acceptance; and

  . respond effectively to technological changes, emerging industry standards and product announcements by our competitors.

Our failure to address any of these factors could make our products less competitive and reduce our customers' demand for our technologies, which, in turn, would adversely affect our revenues and decrease our market share.

 Our principal stockholders will continue to have significant influence on matters submitted to a stockholder vote after this offering, and if their interests diverge from yours, or if you otherwise disagree with their decisions, you will lack the ability to alter the outcome of such matters.

   Upon completion of this offering, our officers and directors and their affiliates will continue to own a significant percentage of our common stock. Consequently, these stockholders, acting together, will be able to exert significant influence over the outcome of all matters submitted for stockholder vote, including the election of our board of directors and the approval of significant corporate transactions. Therefore, investors in this offering will lack the ability to approve or influence the outcome of matters which they may believe are in their best interests.

Risks Related to This Offering

 Our stock price may be volatile because our shares have not been publicly traded before this offering, and you may not be able to resell your shares at or above our initial public offering price, which could result in a loss of a significant portion of your investment in our shares.

   Prior to this offering, you could not buy or sell our common stock publicly. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock after the offering. If you purchase shares of our common stock, you may not be able to resell your shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including those described elsewhere in these risk factors and the following:

  . changes in financial estimates or investment recommendations by securities analysts or our failure to perform in line with analysts' estimates;

  .  changes in consumer use of film-based photography products;

  . announcements by us or our competitors of significant contracts, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments; and



  . fluctuations in stock market prices and the volume of traded shares generally, and particularly fluctuations in the stock prices of technology companies.

 As a technology company, the market price of our shares may experience extreme price and volume fluctuations which would increase the likelihood of us becoming subject to securities litigation.

   In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Due to the potential volatility of our stock price, we may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management's attention and resources, and, therefore, could adversely affect our operating results and impair our financial condition.

 Provisions in our charter documents and Delaware law could prevent, delay or impede a change in our control and may reduce the price of our common stock.

   Provisions in our certificate of incorporation and bylaws could have the effect of discouraging, delaying or preventing a merger or acquisition that stockholders may consider favorable. We also are subject to the anti-takeover laws under the Delaware General Corporation Law which may discourage, delay or prevent a third party from acquiring or merging with us. These provisions of Delaware law and of our charter and bylaws may depress the market price of our common stock as they may make it more difficult for a third party to acquire control of our company or for our stockholders to change our management.

 Our management may apply the proceeds of this offering to uses that our stockholders may not agree with and in ways that do not increase our profits or market value.

   Our management will have considerable discretion in the application of the net proceeds received by us from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our net proceeds may be used for purposes that do not increase our profitability or our market value. Pending their application, proceeds of this offering may be placed in investments that do not produce income or that lose value. For a more complete description of how we plan to use the proceeds of this offering, please see "Use of Proceeds."

 A substantial number of our shares will be freely tradable in the public market after this offering and the sale of such shares, or the perception that such sales may occur, could adversely affect our stock price.

   Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. All of the 5,769,229 shares sold in this offering will be freely tradable, with the remaining 28,701,437 shares outstanding (based on the number of shares outstanding as of December 31, 1999) being "restricted securities" as defined in Rule 144 of the Securities Act of 1933. All of these restricted shares will be freely tradable, subject in some cases to volume and other limitations imposed upon restricted securities that have been held for less than two years, under Rule 144, beginning 180 days after the effective date of this offering upon the termination of lock-up agreements with the underwriters. The underwriters may waive or terminate these agreements at their discretion, which could enable these shares to be available for sale prior to the expiration of such 180-day period. Sales of a substantial number of shares of our common stock after this offering, or the perception that a substantial amount of shares will be sold, could depress our stock price. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "continue," "potential" and "future." You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this prospectus could have a material adverse effect on our business and may result in the loss of a portion or all of your investment in our common stock. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                                USE OF PROCEEDS

   Assuming an initial public offering price of $13.00 per share, we will receive approximately $68,249,979 million from the sale of 5,769,229 shares of our common stock, net of estimated offering expenses and underwriting discounts and commissions payable by us. If the underwriters exercise their over-allotment option in full, we will receive an additional $10,462,493 million in net proceeds.

   The principal purposes of this offering are to increase our equity capital, create a public market for our common stock, facilitate future access by us to the public equity markets and provide us with increased visibility in our markets. We intend to use at least $30.0 million of the net proceeds of this offering for engineering costs, composed of research and development and cost of contract revenues, a significant portion for sales and marketing activities as well as for the purchase of capital equipment and leasehold improvements, and the remainder for general corporate purposes. In addition, we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our current or future business and technologies. We have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any acquisition transaction, although we have from time to time engaged in acquisition discussions with other parties. Our management will have significant flexibility in applying the net proceeds of this offering. Pending such uses, we will invest the net proceeds of this offering in high quality, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently expect to retain future earnings, if any, to fund the operation and expansion of our business. In addition, our existing indebtedness restricts, and indebtedness we may incur in the future may prohibit or effectively restrict, the payment of cash dividends.

                                CAPITALIZATION

   The following table sets forth our capitalization at December 31, 1999:

  .  on an actual basis;

  . on a pro forma basis to reflect the conversion of all outstanding shares of our outstanding preferred stock into an aggregate of 11,474,705 shares of our common stock upon completion of this offering; and

  . on a pro forma as adjusted basis to reflect the estimated net proceeds from the sale of 5,769,229 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and the application of the net proceeds as described under "Use of Proceeds."

   You should read the following table in conjunction with our financial statements and the notes to those statements included elsewhere in this prospectus.

                                                       At December 31, 1999
                                                     --------------------------
                                                                         Pro
                                                                Pro    Forma As
                                                     Actual    Forma   Adjusted
                                                     -------  -------  --------
                                                      (in thousands, except
                                                           share data)
Current portion of notes payable to bank............ $ 1,402  $ 1,402  $ 1,402
                                                     -------  -------  -------
Notes payable to bank, less current portion......... $ 6,436  $ 6,436  $ 6,436
Stockholders' equity (deficit):
  Convertible preferred stock, $.001 par value,
   25,000,000 shares authorized, 5,653,162 shares
   designated, 5,635,189 shares issued and
   outstanding, actual; no shares authorized, issued
   or outstanding, pro forma and pro forma as
   adjusted.........................................       6      --       --
  Common stock, $.001 par value, 100,000,000 shares
   authorized, 17,226,732, 28,701,437 and 34,470,666
   shares issued and outstanding actual, pro-forma
   and pro forma as adjusted........................      17       29       34
Additional paid-in capital..........................  50,348   50,342  118,587
Deferred stock-based compensation...................  (7,957)  (7,957)  (7,957)
Notes receivable from stockholders..................  (5,675)  (5,675)  (5,675)
Accumulated other comprehensive loss................     (42)     (42)     (42)
Accumulated deficit................................. (24,967) (24,967) (24,967)
                                                     -------  -------  -------
    Total stockholders' equity......................  11,730   11,730   79,980
                                                     -------  -------  -------
      Total capitalization.......................... $18,166  $18,166  $86,416
                                                     =======  =======  =======

--------

   The share information set forth above is based on shares outstanding as of December 31, 1999 and excludes:

  . 769,230 shares of common stock issued to IBM at a price valued at the mid-point of the pricing range to be set forth in the circulated preliminary prospectus used to market this offering subject to adjustment if the initial public offering price is lower than that price.

  . 1,647,146 shares of common stock, on an as-converted basis, that are subject to outstanding warrants with a weighted average exercise price of $.52 per share;

  . 354,002 shares of common stock that are subject to outstanding options under our stock option/stock issuance plan with a weighted average exercise price of $.64 per share; and

  . 634,426 additional shares of common stock that are reserved for issuance under our stock option plan.

                                   DILUTION

   Our pro forma net tangible book value at December 31, 1999, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon completion of this offering, was approximately $11.7 million, or $.41 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding at December 31, 1999.

   Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of 5,769,229 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value at December 31, 1999 would have been $80.0 million, or $2.32 per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $1.91 per share and an immediate and substantial dilution to new investors of $10.68 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share...................       $13.00
  Pro forma net tangible book value per share at December 31,
   1999........................................................... $ .41
  Increase in pro forma net tangible book value per share
   attributable to new investors..................................  1.91
                                                                   -----
Pro forma net tangible book value per share after this offering...         2.32
                                                                         ------
Dilution per share to new investors...............................       $10.68
                                                                         ======

   If the underwriters exercise their over-allotment option in full, our adjusted pro forma net tangible book value at December 31, 1999 would have been $90.4 million, or $2.56 per share, representing an immediate increase in pro forma net tangible book value to our existing stockholders of $2.15 per share and an immediate dilution to new investors of $10.44 per share.

   The following table summarizes, at December 31, 1999, on a pro forma basis to reflect the conversion of all of our outstanding convertible preferred stock into common stock, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $13.00 per share, before deducting underwriting discounts and commissions and offering expenses payable by us:

                                                                         Average
                                  Shares Purchased  Total Consideration   Price
                                 ------------------ --------------------   per
                                   Number   Percent    Amount    Percent  Share
                                 ---------- ------- ------------ ------- -------
Existing stockholders........... 28,701,437   83.3% $ 43,087,000   36.5% $ 1.50
New investors...................  5,769,229   16.7    74,999,977   63.5   13.00
                                 ----------  -----  ------------  -----
  Total......................... 34,470,666  100.0% $118,086,977  100.0%
                                 ==========  =====  ============  =====

   The foregoing table assumes no exercise of the underwriters' over-allotment option or shares underlying outstanding options and warrants. At December 31, 1999, there were options outstanding to purchase a total of 354,002 shares of our common stock with a weighted average exercise price of $.64 per share and warrants outstanding to purchase a total of 1,647,146 shares of common stock, on an as-converted basis, with a weighted average exercise price of $.52 per share. If all of these options and warrants were exercised, then after giving effect to the completion of this offering, our adjusted pro forma net tangible book value at December 31, 1999 would have been $81.1 million, or $2.22 per share, representing an immediate increase in pro forma net tangible book value to our existing stockholders of $1.81 per share and an immediate dilution to new investors of $10.78 per share.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data with respect to the period from June 15, 1995 (inception) to December 31, 1995, and each of the years in the four-year period ended December 31, 1999, have been derived from our consolidated financial statements. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the related notes thereto included at the end of this prospectus and the other financial information included elsewhere in this prospectus. The selected statements of operations data for the period from June 15, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996 and the balance sheet data as of December 31, 1995 and 1996 have been derived from unaudited financial statements not included herein. The balance sheet data at December 31, 1997 have been derived from audited financial statements not included in this prospectus. The consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data at December 31, 1998 and 1999 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

   See Note 2 of the notes to our consolidated financial statements for a detailed explanation of the determination of shares used in computing basic and diluted, and pro forma basic and diluted, net loss per share.

                              Period from
                                June 15,
                                  1995
                              (Inception)
                                   to          Year Ended December 31,
                              December 31, -----------------------------------
                                  1995      1996    1997      1998      1999
                              ------------ ------  -------  --------  --------
                                  (in thousands, except per share data)
Consolidated Statements of
 Operations Data:
Revenues:
  Contract revenues.........     $  --     $  160  $   628  $    214  $  3,152
  Royalty revenues..........        --        --       --        288       821
                                 ------    ------  -------  --------  --------
    Total revenues..........        --        160      628       502     3,973
Costs and expenses:
  Cost of contract revenues,
   including $475 for
   amortization of stock-
   based compensation in
   1999.....................        --         19       43       250     2,622
  Research and development,
   including $690 for
   amortization of stock-
   based compensation in
   1999.....................        --        139      717     4,218     9,740
  Selling, general and
   administrative, including
   $624 for amortization of
   stock-based compensation
   in 1999..................          9       209      998     3,572     8,253
                                 ------    ------  -------  --------  --------
    Total operating
     expenses...............          9       367    1,758     8,040    20,615
                                 ------    ------  -------  --------  --------
Loss from operations........     $   (9)   $ (207) $(1,130) $ (7,538) $(16,642)
Interest and other income,
 net........................        --          4      202        28       457
                                 ------    ------  -------  --------  --------
Net loss before foreign
 withholding taxes..........     $   (9)   $ (203) $  (928) $ (7,510) $(16,185)
Foreign withholding taxes...        --        --        62       --         71
                                 ------    ------  -------  --------  --------
Net loss....................     $   (9)   $ (203) $  (990) $ (7,510) $(16,256)
                                 ======    ======  =======  ========  ========
Basic and diluted net loss
 per share..................     $ (.00)   $ (.05) $  (.14) $   (.77) $  (1.33)
Shares used in computing
 basic and diluted net loss
 per share..................      1,831     3,888    7,017     9,719    12,244
Pro forma basic and diluted
 net loss per share.........                                          $   (.69)
Shares used in computing pro
 forma basic and diluted net
 loss per share.............                                            23,718

                                           As of December 31,
                              ------------------------------------------------
                                  1995      1996    1997      1998      1999
                              ------------ ------  -------  --------  --------
                                             (in thousands)
Consolidated Balance Sheet
 Data:
Cash, cash equivalents,
 short and long-term
 investments................        $89      $ 76   $5,199  $    633   $18,735
Working capital (deficit)...         82        81    4,349      (957)    7,434
Total assets................         89       205    5,532     2,228    23,656
Notes payable to bank, less
 current portion............         --       --       --      3,028     6,436
Total stockholders' equity
 (deficit)..................         (8)      (10)   4,552    (2,958)   11,730

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the consolidated financial statements and related notes thereto included at the end of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   Applied Science Fiction innovates, develops and licenses proprietary imaging technologies that optimize, enhance and enable the digitization of photographic images for traditional photo processing applications as well as for desktop, professional and Internet publishing applications. Our two principal technologies are Digital Film Processing, or DFP, and ICE/3/ technologies, which consist of our Digital Image Correction and Enhancement, or Digital ICE, Digital Reconstruction of Color, or Digital ROC, and Digital Grain Equalization and Management, or Digital GEM, technologies. DFP technology permits the direct digitization of exposed but undeveloped 35mm and Advanced Photosystem film. ICE/3/ technologies are embedded in scanners and have the power to eliminate surface defects, restore faded color values and enhance the granular clarity of scanned color photographic images. We were incorporated in June 1995 as a Delaware corporation and have devoted our efforts principally to raising capital, conducting research and development activities and establishing markets for our technologies.

 Revenues

   Currently, our revenues are comprised of contract and royalty revenues. Contract revenues are generally earned by us when we meet specified milestones set forth in our agreements with original equipment manufacturers, or OEMs, to develop, adapt and customize our technologies for use in OEM products. Royalty revenues generally relate to licensing fees paid to us by OEMs for use of our ICE/3/ technologies in their products. We recognize royalty fees as revenues under ICE/3/ license agreements upon our receipt of a report from our licensees that they have shipped products that incorporate our technology. We do not receive these reports from the licensee until the quarter after the licensee has shipped the product that incorporates our technology, resulting in a one quarter delay between shipment and recognition of revenues from those sales.

   The amount of contract revenues that we earn typically varies from period to period depending on factors such as the timing of our achievement of contract-specific development milestones and our customers' licensed product development and launch schedules. Royalty revenues also may vary from period to period based on our customers' sales volumes of products incorporating our licensed technologies. Because many of our revenue components fluctuate due to factors beyond our control and our expenses are largely fixed, our revenues and operating results may vary significantly from period to period.

   We record cash receipts from customers and billed amounts due from customers in excess of recognized revenue as deferred revenues. The timing and amount of cash receipts from customers can vary significantly depending on specific contractual terms and can therefore have a significant impact on the amount of deferred revenue we record in any given period.

 DFP Technology

   We are currently developing our first generation DFP subsystem. During 1999, we developed a functional product prototype of a DFP subsystem under a design review agreement with Hewlett-Packard. We are currently in the design phase of a specified "class" of DFP subsystems and related developing agent consumable with Hewlett-Packard and two other OEMs. Each "class" of DFP subsystem is defined primarily by film-processing speed. We expect the design and development effort for the first specified class of DFP subsystems to take at least 24 months.

   In 1999, we derived 48% of our revenues from DFP contract fees. We believe that a substantial portion of our revenues through at least 2001 will be from contract fees under DFP design agreements that we have entered into and expect to enter into with our OEM customers.

   We anticipate generating revenues from the design, development and sales of our DFP subsystems and associated licenses, and from sales of the proprietary developing agent consumable that we are developing for use in DFP subsystems. Pursuant to agreements that we have and expect to enter into with our OEM customers, we expect to (1) manufacture, through a contract manufacturer, and distribute DFP subsystems and a developing agent consumable to our OEM customers and (2) invoice the sales price for DFP subsystems and developing agent consumable upon shipment to OEM customers. We do not expect to recognize revenues related to sales of our DFP subsystems and the developing agent consumable until the first half of 2002.

 ICE/3/ Technologies

   We derive contract fees under ICE/3/ development agreements from the adaptation and customization of our technologies for use with OEM scanner products. ICE/3/ adaptation and customization efforts for an OEM customer generally take from three to 12 months to complete, with the period varying depending on the technology and services provided and the particular requirements of the customer. Through December 31, 1999, substantially all of our ICE/3/ contract fees have been generated under Digital ICE development agreements. We believe that a substantial portion of our revenues through at least 2000 will be from contract fees related to ICE/3/ development agreements.

   We have derived all of our royalty fees through December 31, 1999 from the licensing of our Digital ICE technology to Kodak and Nikon. Presently, Nikon and Minolta are shipping film scanners and Kodak is shipping a kiosk with an embedded film scanner that incorporates our Digital ICE technology. With respect to film scanners, royalty rates for the licensing of our Digital ICE technology range from 2% to 7% of the manufacturers' price for the scanner. Noritsu and Kodak have licensed Digital ICE for use in digital minilabs. Digital minilabs are traditional wet-chemical photofinishing systems that incorporate an on-board film scanner to digitize the developed photographic images immediately following the film development process. Under our agreements with Noritsu and Kodak, we will receive a set dollar amount per unit for each digital minilab sold. Digital ICE royalty rates applicable to future products that may incorporate this technology may vary considerably from our current range.

   We do not expect that we will recognize royalty revenues related to our Digital ROC and Digital GEM technologies prior to the fourth quarter of 2000. We expect to establish royalty rates pertaining to the licensing of Digital ROC and Digital GEM technologies in a manner similar to those established for our Digital ICE technology.

 Costs and Expenses

   Since our inception, we have incurred substantial costs to develop our technologies and products, to recruit and train personnel for our engineering, sales and marketing and professional services departments, and to establish an administrative organization. As a result, we have incurred net losses in each fiscal quarter since inception and, as of December 31, 1999, had an accumulated deficit of $25.0 million. We anticipate that our operating expenses will increase substantially in future quarters as we increase sales and marketing operations, fund greater levels of research and development, improve operational and financial systems and increase expenses associated with protecting our intellectual property. Accordingly, we expect to incur additional losses for at least the next 24 months. In addition, our limited operating history makes it difficult for us to predict future operating results and, accordingly, there can be no assurance that we will achieve or sustain revenue growth or profitability.

   We had 136 full-time employees at December 31, 1999, compared to 52 employees at December 31, 1998. This rapid growth places a significant demand on our management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. In addition, we expect that future expansion will continue to challenge our management's ability to hire, train, motivate, and manage our employees. Competition is intense for highly qualified technical, sales and marketing and management personnel. If our total revenues do not increase relative to our operating expenses, if our management systems do not expand to meet increasing demands, if we fail to attract, assimilate and retain qualified personnel, or if our management otherwise fails to manage our expansion effectively, our business, financial condition and operating results would be adversely affected.

Results of Operations

   The following discussion should be read in connection with the audited financial statements and the related notes included elsewhere in this prospectus.

 Years Ended December 31, 1997, 1998 and 1999

 Revenues

   Total revenues decreased 20% from $628,000 in 1997 to $502,000 in 1998, and increased by 691% to $4.0 million in 1999. The increase in total revenues from 1998 to 1999 was attributable to an increase in our customer base for both DFP and ICE/3/ technologies. Nikon accounted for approximately 64%, 74% and 25% of our revenues in 1997, 1998 and 1999, respectively; Kodak accounted for approximately 35% and 16% of our revenues in 1997 and 1998, respectively; and Hewlett-Packard accounted for approximately 43% of our revenues in 1999.

   Contract revenues. Contract revenues decreased by 66% from $628,000 in 1997 to $214,000 in 1998, due to the amount and timing of revenue recognized upon our achievement of contract-specific development milestones. Contract revenues increased from $214,000 in 1998 to $3.2 million in 1999 primarily due to fees earned and recognized under our first DFP design review agreement and an increase in the fees earned and recognized under ICE/3/ agreements.

   Royalty revenues. We did not recognize any royalty revenues during 1997. We began recognizing royalty revenue under a license agreement for our Digital ICE technology in the third quarter of 1998 and, as a result, royalty revenues increased by 185% from $288,000 in 1998 to $821,000 in 1999.

 Costs and Expenses

   Cost of contract revenues and research and development. Cost of contract revenues consists of costs incurred to fulfill our obligations under design review or development agreements with our OEM customers. Research and development expense combined with cost of contract revenues comprise our total engineering costs. In a given period, the allocation of engineering costs between cost of contract revenues and research and development expense is a function of the timing and extent of the adaptation, customization and development of our technologies to licensees' products and specifications and does not necessarily correspond to the recognition of revenues under the related contracts.

   Cost of contract revenues increased by 481% from $43,000 in 1997 to $250,000 in 1998, and by 949% to $2.6 million in 1999. These increases were due to increases in personnel and other costs associated with greater obligations under design review and development arrangements with our OEM customers as well as $475,000 of amortization of deferred stock-based compensation in 1999. We expect cost of contract revenues to increase in the future due to the anticipated expansion of our obligations under design review and development arrangements that we expect to enter into with our OEM customers.

   Research and development expense consists primarily of personnel costs to support the general development of our technologies. Research and development expense increased by 488% from $717,000 in 1997 to $4.2 million in 1998, and by 131% to $9.7 million in 1999. These increases were primarily due to increases in internal engineering personnel from 10 to 34 to 90 at December 31, 1997, 1998 and 1999, respectively, as well as $690,000 of amortization of deferred stock-based compensation in 1999. We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect research and development expense to increase significantly in future periods. To date, all software development costs have been expensed in the period incurred.

   Selling, general and administrative. Selling, general and administrative expenses consist primarily of salaries and other related costs for sales and marketing personnel and salaries and related costs of our executive, accounting, finance, legal and administrative personnel. Selling, general and administrative expenses increased by 258% from $1.0 million in 1997 to $3.6 million in 1998, and by 131% to $8.3 million in 1999. These increases were primarily due to a significant increase in personnel costs from $475,000 to $1.4 million to $4.2 million in 1997, 1998 and 1999, respectively, reflecting an increase in personnel from nine to 18 to 46 at December 31, 1997, 1998 and 1999, respectively, as well as $624,000 of amortization of deferred stock-based compensation in 1999, and an increase in legal expenses incurred to protect our intellectual property from $133,000 to $665,000 to $1.3 million in 1997, 1998 and 1999, respectively. We believe these expenses will continue to increase in future periods as we expect to continue to expand our sales and marketing efforts, add personnel to our general and administrative departments to support our expanding operations, incur additional costs related to the growth of our business and assume the responsibilities of a public company.


   Interest and other income, net. Interest and other income, net consists primarily of interest income and expense. Interest and other income, net decreased by 86% from $202,000 in 1997 to $28,000 in 1998, primarily due to interest expense on a higher average debt balance and interest income earned on a lower average cash balance in 1998 as compared to 1997. Additionally, other income in 1997 included a $90,000 cancellation payment from a former OEM customer. Interest and other income, net increased from $28,000 in 1998 to $457,000 in 1999. This increase was primarily due to interest income earned on higher average cash and investment balances, partially offset by interest expense on a higher average debt balance.

   Foreign Withholding Taxes. Foreign withholding taxes paid in 1997 and 1999 relate to withholdings on royalties from a customer located in a foreign country.

Selected Quarterly Financial Results

   The following table presents selected unaudited quarterly operating results for each of the eight quarters in the period ended December 31, 1999. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all recurring adjustments necessary for a fair presentation of such information. We believe this unaudited consolidated financial information accurately reflects our operating results during these periods and should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in the prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. The amount of contract revenues that we earn vary from period to period depending on factors such as the timing of our achievement of contract-specific development milestones and our customers' licensed product development and launch schedules. Royalty revenues also may vary from period to period based on our customers' sales volumes of products incorporating our licensed technologies. Because many of our revenue components fluctuate due to factors beyond our control and our expenses are largely fixed, our revenues and operating results have varied significantly from period to period and we expect that they will continue to do so in future periods.

                                                      Three Months Ended
                          ------------------------------------------------------------------------------
                          March 31, June 30,  Sept. 30, Dec. 31,  March 31, June 30,  Sept. 30, Dec. 31,
                            1998      1998      1998      1998      1999      1999      1999      1999
                          --------- --------  --------- --------  --------- --------  --------- --------
                                                        (in thousands)
Consolidated Statements
of Operations Data:
Revenues:
 Contract revenues......   $   --   $    20    $    84  $   110    $   598  $   409    $   773  $ 1,372
 Royalty revenues.......       --       --         109      179        198      228        203      192
                           -------  -------    -------  -------    -------  -------    -------  -------
Total revenues..........       --        20        193      289        796      637        976    1,564
Costs and Expenses:
 Cost of contract
  revenues..............        54       61         66       69         71      531        899    1,121
 Research and
  development...........       947    1,059      1,072    1,140      1,662    2,250      2,841    2,987
 Selling, general and
  administrative........       534      804      1,104    1,130      1,055    1,822      2,239    3,137
                           -------  -------    -------  -------    -------  -------    -------  -------
                             1,535    1,924      2,242    2,339      2,788    4,603      5,979    7,245
                           -------  -------    -------  -------    -------  -------    -------  -------
Loss from operations....    (1,535)  (1,904)    (2,049)  (2,050)    (1,992)  (3,966)    (5,003)  (5,681)
Interest and other
 income (expense), net..        48       38         10      (68)       (20)     178        169      130
                           -------  -------    -------  -------    -------  -------    -------  -------
Net loss before
 withholding taxes......    (1,487)  (1,866)    (2,039)  (2,118)    (2,012)  (3,788)    (4,834)  (5,551)
Foreign withholding
 taxes..................       --       --         --       --         --        35         15       21
                           -------  -------    -------  -------    -------  -------    -------  -------
Net loss................   $(1,487) $(1,866)   $(2,039) $(2,118)   $(2,012) $(3,823)   $(4,849) $(5,572)
                           =======  =======    =======  =======    =======  =======    =======  =======

Liquidity and Capital Resources

   We have accessed two separate equipment lines of credit with Silicon Valley Bank to finance purchases of capital equipment. At December 31, 1999, borrowings under these facilities were $3.0 million, of which approximately $700,000 has been repaid. As of December 31, 1999, borrowings under these facilities bore interest at a weighted average annual rate of 8.90% and were collateralized by all of our assets except those resulting from the specified Digital ICE license agreements discussed below. We are obligated to make monthly payments of principal and interest through March and December 2001 under these respective lines of credit. Under the second line of credit, any prepayment of principal or interest is subject to a prepayment penalty. At December 31, 1999, we were in compliance with the only financial covenant under the second line of credit and $939,000 was available for future borrowings. This second facility expires on March 31, 2000 and any borrowings then outstanding under this facility will bear a fixed interest rate equal to the 18 month U.S. treasury bill rate at March 31, 2000 plus 325 basis points. No further borrowings are available under our first line of credit. Borrowings under any new equipment lines of credit are expected to be on substantially similar terms as those under our existing facilities. Our principal sources of liquidity at December 31, 1999 consisted of $18.7 million of cash and cash equivalents, highly liquid short- and long-term investments and availability under the second equipment line of credit.

   We have issued to Silicon Valley Bank a $2.5 million and a $3.5 million royalty-backed annuity note pursuant to a note purchase agreement. The two notes are secured by royalty receipts under two specified Digital ICE license agreements. At December 31, 1999, these notes bore interest at an annual rate of 9.25%. According to the terms of the notes, the interest rate was decreased during 1999 when two additional products incorporating our technologies began shipping and may be decreased further if a fourth licensed product begins shipping. Payments made under the specified Digital ICE manufacturing license agreement are and, in certain circumstances, under the Digital ICE development and license agreement will be, first applied against the interest obligation, with any remaining amounts then applied against outstanding principal and other obligations.

   In the event the specified Digital ICE license agreement expires or terminates on or before October 2008 or January 2009 with respect to the $2.5 million and $3.5 million notes, respectively, Silicon Valley Bank may demand, at its option, that interest and principal amounts then outstanding be paid in equal quarterly installments in an amount that would fully amortize the outstanding principal from the date of the demand through the earlier of October 2008 or January 2009, as the case may be, and the four year anniversary of the expiration or termination of such agreement. In such case, the remaining principal amount of the notes would bear interest at an annual rate equal to the then issuable four-year U.S. treasury notes rate plus 650 basis points. In addition, Silicon Valley Bank would be entitled to exercise a warrant to purchase shares of our common stock with a value of $300,000 subject to upward incremental adjustments to a maximum of $1.2 million if the outstanding amount is not repaid within 36 months from the date a specified Digital ICE license agreement expired or was terminated.

   For the year ended December 31, 1999, cash used in operating activities was $12.3 million compared to $6.8 million in 1998 and $18,000 in 1997. The increases in net cash used in operating activities were primarily due to increased losses from operations.

   For the year ended December 31, 1999, cash provided by financing activities was $33.6 million compared to $3.5 million in 1998 and $5.3 million in 1997. We have funded our operations to date primarily through sales of preferred stock, resulting in aggregate net proceeds to us of $34.5 million, and to a lesser extent, bank debt and contract fees and royalties.

   For the year ended December 31, 1999, cash used in investing activities was $15.8 million compared to $1.2 million in 1998 and $172,000 in 1997. The increases in cash used in investing activities were primarily due to net purchases of short- and long-term investments in 1999 and increases in purchases of computer equipment, software development tools and leasehold improvements, all of which were required to support our business expansion. We anticipate capital expenditures through 2000 of approximately $9.0 million primarily for purchases of additional computer equipment, software development tools and leasehold improvements.

   In addition, in March 2000 we entered into a patent assignment and cross license agreement with IBM whereby we executed a patent cross license agreement and purchased from IBM patents relevant to our ICE/3/ and DFP technologies for consideration consisting of cash and shares of our common stock. We are obligated under the terms of the agreement to keep the amount of the total consideration confidential.

   Also in March 2000, we entered into an agreement with a commercial real estate developer to lease build-to-suit office and lab space, which lease is expected to commence in the first quarter of 2001. The agreement includes an obligation to deposit up to a $1.2 million letter of credit with the landlord by June 2000 and up to an additional $1.2 million letter of credit upon the take down of additional space, which is expected to occur no later than the first quarter of 2003. The amounts of the letters of credit will decrease upon the attainment of specified financial milestones.

   We believe the net proceeds we receive from this offering, together with our existing cash balances and the availability under our credit facilities, will be sufficient to meet our capital requirements over at least the next 12 months. However, we may be required to seek additional debt or equity funding prior to that time. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support technology and product development efforts and expansion of our sales and marketing activities. Although we are currently not a party to any agreement or letter of intent with respect to a potential acquisition, we may enter into acquisitions in the future which also could require us to seek equity or debt financing. We cannot assure you that additional equity or debt financing, if required, will be available to us on acceptable terms, or at all.

Year 2000 Computer Functions

   Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately distinguish 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective to prevent any problems. Computer experts have warned that there may still be residual consequences of the change in centuries and any such difficulties could result in a decrease in sales of our products, an increase in allocation of resources to address Year 2000 problems of our customers, or an increase in litigation costs relating to losses suffered by our customers due to such Year 2000 problems.

Effect of Recent Accounting Changes

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, which is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments. The statement requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. We do not have any derivative instruments as of December 31, 1999. We believe that the adoption of SFAS No. 133 will not have a material effect on our consolidated financial statements.

   In March 1999, the Financial Accounting Standards Board issued an exposure draft entitled "Accounting for Certain Transactions involving Stock Compensation," which is a proposed interpretation of APB Opinion No. 25. However, the exposure draft has not been finalized. Once finalized and issued, the current accounting practices for transactions involving stock compensation may need to change and such changes could affect our future operating results.

Qualitative and Quantitative Disclosure about Market Risk

 Interest Rate Risk

   Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in cash equivalents and short-term instruments. Due to the short-term nature of our cash equivalents and investments, we have concluded that there is no material market risk exposure to changes in interest rates.

   Our interest rate risk exposure results from our debt portfolio which is influenced by short-term rates and U.S. Treasury rates. The following table provides information as of December 31, 1999, about our long-term debt that is subject to interest rate risk. The table presents principal cash flows and weighted average interest rates by expected maturity dates.

                                        Expected Maturity Date
                           -----------------------------------------------------
                            2000   2001   2002   2003   2004   Thereafter Total
                           ------  -----  -----  -----  -----  ---------- ------
Long-term debt, including
 current portion
 Royalty backed annuity
  notes..................  $  --   $ --   $ --   $ --   $ --     $5,544   $5,544
  Interest rate (1)......    9.25%  9.25%  9.25%  9.25%  9.25%     9.25%
 Borrowings under
  equipment lines of
  credit.................  $1,402  $ 892  $ --   $ --   $ --     $  --    $2,294
  Fixed rate.............    8.90%  8.90%

--------

(1) The interest rate will be adjusted from the prime rate plus 100 basis points on the date that our fourth licensee customer begins shipping products incorporating our Digital ICE technology to 100 basis points over the average yield paid by the first four licensees on public, U.S. dollar debt obligations of like duration or, if this cannot be ascertained, to 50 basis points over the prime rate. However, the interest rate may be increased in certain circumstances to an annual rate equal to the then issuable four-year U.S. treasury notes rate plus 650 basis points. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   We do not hedge against our interest rate exposure, and we do not use derivative financial instruments for trading or speculative trading purposes.

 Foreign Exchange Risk

   Royalty revenues under our Digital ICE agreement with Nikon are denominated in Japanese yen. As a result, 19% of our revenues in 1999 were denominated in Japanese yen. We believe that our exposure to changes in foreign exchange rates is minimal, and therefore, we do not hedge against such exposure. However, if our exposure to changes in foreign exchange rates becomes more pronounced in the future, we may enter into U.S. dollar-denominated contracts.

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                                   BUSINESS

   We innovate, develop and license proprietary imaging technologies that optimize, enhance and enable the digitization of photographic images for traditional photo processing applications as well as for desktop, professional and Internet publishing applications. Digital Film Processing, or DFP, and ICE/3/ are our two principal technologies. DFP directly digitizes exposed but undeveloped 35mm and Advanced Photosystem film, supplementing or eliminating the traditional wet chemical development process. Our ICE/3/ technologies consist of our Digital Image Correction and Enhancement, or Digital ICE, Digital Reconstruction of Color, or Digital ROC, and Digital Grain Equalization and Management, or Digital GEM, technologies. ICE/3/ technologies are embedded in scanners and help to eliminate surface defects, restore faded color and enhance the granular clarity of scanned color photographic images.

   The implementation of our technologies for use by our original equipment manufacturer, or OEM, customers generally occurs in three distinct phases: design, development and production. In the design phase, we coordinate with the OEM customer to design the product specifications. In the development phase, we develop or assist in the development of a product prototype. In the production phase, either the OEM customer or a third-party manufacturer produces the resultant products.

   We have developed a product prototype of our DFP subsystem that includes a highly specialized digital image capture engine. We anticipate that our OEM customers will incorporate our digital image capture engine within their DFP systems. When commercially introduced, we believe that DFP systems will enable our customers to compete more effectively in the market for image output, including Internet storage, archiving, transmission and printing of digital images, and will offer a number of advantages over traditional film processing systems, including:

  . end-user convenience and flexibility in processing traditional film into a digital form;

  . fewer over- and under-exposures in processed images;

  . no use or discharge of hazardous liquid chemicals in the film-development process;

  . no need for plumbing or specialized handling of hazardous chemicals, enabling DFP systems to be deployed at diverse locations; and

  . scalability of use, including the possible introduction of multiple DFP engine central processing units and PC-compatible versions for small office/home office use.

For these reasons, we believe that DFP has the potential to revolutionize the imaging industry. Furthermore, unlike digital camera technology, DFP will not require end users to purchase additional camera equipment, as traditional film-based cameras can be used to achieve direct-to-digital capabilities.

   We are in the design phase with three OEM customers for DFP subsystems. We intend to license and sell these subsystems, together with our proprietary developing agent consumable that will be used in the DFP process. We anticipate that our customers will integrate our DFP subsystems initially with either conventional wet chemistry photoprinting or dry digital photoprinting capabilities. When introduced into the market, DFP systems may also be integrated with an e-commerce platform that will allow consumers to drop off rolls of exposed but unprocessed film at a DFP processing location and then receive their images in digitized form via an e-mail or posted at a Web site. We expect that the market for DFP systems and the related developing agent consumable will include traditional photofinishing equipment and service providers, as well as new market entrants. We also believe that DFP will contribute to the emergence of new markets for photofinishing services such as desktop photofinishing and Internet photo-serving applications.

   ICE/3/ technologies improve and enhance the digitized quality of existing color photographs, slides and negatives:

  . Digital ICE eliminates scratches, dust, fingerprints and other surface defects in scanned color photographic images;

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  . Digital ROC corrects color fading in aging photographic images and restores the color values in a digitized image to their original condition; and

  . Digital GEM minimizes the distracting visual pattern seen in photographic images caused by excess silver grains in the original developed image.

ICE/3/ technologies may be licensed individually or in combinations of two or all three. We first made Digital ROC and Digital GEM available for licensing in the fourth quarter of 1999. To date, we have entered into agreements to license one or more of our ICE/3/ technologies to Kodak, Konica, Minolta, Nikon and Noritsu, all of whom are in various phases of design, development or production.

Industry Background

 Snapshot of the Photographic Imaging Industry

   Since the invention of the camera, our personal histories, and that of the world, have been largely captured on film. Images pervade our daily life, from recording personal experiences to facilitating commercial transactions. Photofinishing News, an information, market research and consulting services company that covers the global imaging industry, estimates that there are at least 650 billion photographic images currently in storage worldwide. This publication also estimates that annual sales within the photographic industry, which includes sales of cameras and film, were approximately $85 billion in 1998. A joint research report published by Photofinishing News and Lyra Research, an information service provider to the photo-imaging industry, estimated that 85 billion images, or 92%, of images captured in 1999, were taken by conventional film-based cameras, with other media, including digital cameras, accounting for the balance. According to the same report, an estimated 89 billion, or 79%, of images captured in 2002 will be taken by conventional film-based cameras. The widespread availability of single-use cameras, which, according to the same report, is expected to increase in unit sales from 276 million in 1998 to 378 million in 2002, will continue to be an important contributor to the annual growth in image creation.

   In the past, most rolls of exposed but undeveloped film were dropped off at a collection point where the film was forwarded to central photofinishing labs that operate high capacity film-processing equipment. In more recent years, on-site photofinishing systems, or minilabs, have been installed at consumer-convenient locations to provide on-site photoprocessing services with a much faster turnaround time than is possible with centralized off-site facilities. The greater convenience and more rapid film-processing offered by minilabs have eroded the dominance of the central lab facilities in film-development services. According to the Photo Marketing Association Industry Trends Report, a market research report, the central labs' share of total film-roll volume in the United States declined to approximately 62% in 1998. However, because traditional film-processing services involve a wet chemistry process that, in turn, requires plumbing, the handling and discharge of hazardous substances such as emulsions and fixes, and specialized operator training, photofinishing equipment cannot be readily installed at widespread locations, which has limited the proliferation of minilabs.

 Advent of Image Digitization

   In recent years, advances in computer processing capability, improvements in computer storage systems and the availability of less expensive personal computers, printers and scanners, combined with the broad adoption of networked communications and Internet-based entertainment and electronic commerce, have created strong demand for photographic images to be digitized so that they may be accessed, stored and transmitted through digital communications. Generally, there are two methods for digitizing an image: (1) the scanning of a photograph, slide or negative image previously captured by a conventional camera or (2) the original capture of the image with a digital camera. Consumer acceptance of digital cameras has been slow due to relatively poor image quality, high price points and the lack of an established infrastructure. Improvements in the pricing and image quality of digital cameras to approach the capabilities of 35mm and Advanced Photosystem film cameras will require significant advances in technology, including improved storage and optics technologies. Due to these limitations, we believe scanners will remain a primary means for image digitization for the foreseeable future.

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Shipments of scanners have grown dramatically in recent years, with
International Data Corporation projecting that annual unit shipments will increase from 13.9 million in 1998 to 39.5 million in 2003. This unit growth largely will be driven by flatbed and handheld scanners that are relatively inexpensive and easy to use, making them widely accessible for small office, educational and personal use, as well as more traditional commercial applications. The quality of scanner technology, as well as the quality of the original photographic image, significantly affect the quality of the final digitized image. This creates an enormous opportunity for technology capable of both improving the quality of digitized images and making access to digitization more efficient for participants in the industry and more convenient for the end user.

 Evolving Competitive Dynamics within the Imaging Industry

   Providers of photofinishing services have strongly influenced the duplication, enhancement and output options for images captured by consumers. With the advent of digitization, once an image is digitized, the duplication, enhancement, distribution and storage of that image ceases to be influenced by the providers of photofinishing services. For example, a digitized image can be stored on a personal computer, on a CD-rom or at a Web site; it can be transferred over a network or the Internet; and it can be cropped, modified and printed at home, at a commercial copy shop or by an online service provider. Thus, opportunities have emerged to provide post-processing imaging equipment, software and services in markets that previously were dominated by photofinishing equipment vendors and service providers. For the consumer, image digitization offers a greater selection of output products and services. Instead of receiving only negatives and copies of photographs printed on photographic paper, image digitization enables consumers to have images delivered by email, saved on a photodisk, posted on a Web site or printed from an ink-jet printer attached to a personal computer on photo-quality paper. With the changes in output options, new markets are being created for paper, photo-quality dry printers, inkjet supplies and related products, as well as Web pages, Internet advertising and photo-archival services.

   As a result, digital imaging has provided opportunities for companies across diverse industries, including manufacturers of storage devices, toner and inkjet suppliers and e-commerce businesses. Manufacturers of color copiers, such as Canon, Ricoh and Xerox, have introduced high-capacity photo-quality digital printing into retail copy/print locations using networked color copiers. Traditional photo companies, such as Kodak, Fuji and their respective retailers, as well as a large number of new imaging companies, such as ememories.com, ImageBank, MyFamily.com, Photopoint.com, Seattle FilmWorks, Shutterfly.com and Zing.com, have introduced Internet-based photo networks that allow online access and archiving of consumer images. According to the joint report of Photofinishing News and Lyra Research, revenues from digital online photofinishing services, such as archiving, printing and delivery, uploading and scanning, are expected to grow from approximately $10 million in 1998 to approximately $3.3 billion in 2002. The ongoing mass digitization has begun to drive the convergence of companies within traditionally distinct industries, such as the computer, printing, scanning, Internet and photography industries. These companies are beginning to compete for a share of the rapidly growing markets within an expanding imaging industry with suppliers increasingly vying to control the sale of associated follow-on services and consumables and to generate online advertising and e-commerce revenues.

 Current Approaches are Limited in Responding to the Demand for Digitized
 Images

   The two accepted approaches to digitization, digital cameras and image scanning, currently do not fully address the growing demand for digitized images. Most professional and amateur photographers are familiar with the capabilities of conventional film-based cameras and are knowledgeable about where to purchase cameras and film and where to have pictures processed, reproduced and enhanced. A similar infrastructure has not yet developed for digital camera photography. This lack of infrastructure, combined with the reluctance of consumers to replace their film-based cameras with digital cameras, has resulted in the vast majority of end users continuing to rely on traditional film-based photography as their primary means for capturing images. In addition, growth in the popularity and availability of inexpensive one-time use cameras has established a new standard for convenience that has impacted consumers' buying behavior.

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   The advent of digitization has allowed for new entrants in the image output market and has increased competition within that market. However, the input market, which essentially consists of traditional film processing, continues to be strongly influenced by photofinishing equipment manufacturers. The best opportunity to provide consumers with a convenient means to digitize their images is at the same time that their traditional film is processed. To address this opportunity and in order to continue to exert influence over the image input and output markets, a number of companies within the photofinishing equipment and services industries, such as Fuji, Gretag, Kodak, Konica and Noritsu, have modified their minilab products to incorporate an on-board film scanner that digitizes photographic images immediately following the traditional wet chemistry development process. These minilabs with on-board scanners are referred to as "digital minilabs" and are expected to rapidly gain market acceptance as a primary means for digitizing images. Infotrends estimates that annual sales of digital minilabs will increase from approximately 3,000 units in 2000 to over 23,000 units in 2002. Scanning processes, including the digital minilab scanning process, however, are susceptible to a number of deficiencies. Most scanners are able to produce an image that is comparable, but not superior, to the original image. Therefore, dust, scratches, color fading and grain buildup on the original image are passed on to the digitized image. In order to attain better quality images, the original image must be thoroughly cleaned prior to scanning and then touched up once in digitized form with commercially-available software. This process is labor intensive. Moreover, because digital minilabs are dependent on the traditional wet chemistry film development process which requires a plumbing system, specialized operator training and a relatively large physical space to operate, digital minilabs generally cannot be installed at businesses that are unable or unwilling to meet these requirements. These limitations have impeded the expansion of film processing capabilities to a wider range of markets such as quick print and color copier service venues, small office/home office markets and markets within less industrialized nations.

The Applied Science Fiction Solution

   We innovate, develop and license proprietary imaging technologies that optimize, enhance and enable the digitization of photographic images for traditional photo-processing applications as well as for desktop, professional and Internet publishing applications. In order to address the limitations of both digital cameras and traditional film processing, we have developed DFP technology which processes exposed but undeveloped 35mm and Advanced Photosystem film directly into digital form. When DFP becomes commercially available, it will enable direct and rapid digitization of photographic images as a supplement to, or replacement for, conventional wet chemistry film processing. In addition, we have introduced to market our ICE/3/ technologies, which eliminate surface defects, restore faded color values and enhance the granular clarity of scanned color images. Our ICE/3/ technologies empower users to automate the restoration of original film-based images in digital form with high quality and accuracy. These technologies are important for users who continue to develop their images through traditional photofinishing services or who seek to improve or enhance the digital quality of previously developed images.

   Our technologies offer the imaging industry and its consumers the following benefits:

   Convenience and Flexibility. Our technologies are intended to support the development of products that meet existing imaging market demands, as well as create new market opportunities. DFP has been designed to be compatible with 35mm and Advanced Photosystem film standards. When DFP becomes commercially available, photographers will be able to use their film-based cameras to capture images and then process the exposed but undeveloped film on DFP systems, which may be located at traditional photo labs, DFP retail outlets or kiosks or through Internet photo-delivery services, depending on our original equipment manufacturers, or OEM, customers' marketing strategy. Furthermore, as DFP systems will not require plumbing systems and should be smaller and less expensive to operate than traditional film-processing equipment, these systems will be easier to deploy and operate than traditional wet chemistry systems. We believe these features will make DFP services an attractive business for a variety of retailers, including those who do not offer photoprocessing services today, including malls, convenience stores, vending locations and hotels. In addition, because of its dry development and direct-to-digital capabilities, DFP will provide consumers with a more convenient solution for processing digital images. The digitized images can then be archived, accessed and transmitted over the Internet.

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For existing photographic images, our ICE/3/ technologies automate the enhancement of these images during the scanning process, thus making image restoration simple, convenient and cost-effective.

   Enable Broad Capabilities for Film Processing. When commercially available, DFP systems will create new opportunities for film processing services across a number of markets. We believe that DFP will be an attractive product extension for manufacturers of digital minilabs that will enable them to sell equipment to businesses and consumers that are not within the scope of their current minilab markets. DFP systems also will enable OEMs to market and sell to businesses from a wide variety of industries, including photo labs, photocopy businesses and other retailers, as well as large commercial users of photographic images, such as advertising agencies, real estate agencies, insurance companies and catalog and e-commerce retailers. Our OEM customers could choose to deploy DFP systems to expand their film-processing capabilities in potential high growth markets, such as in Africa, Asia and Latin America. In addition, with further technological advances in computer processing and storage capabilities and in our DFP technology, as well as economies of scale from volume production, we believe that DFP units eventually may become cost effective for broad consumer use as a computer peripheral, thereby facilitating home-based film processing. We believe that our DFP systems will also allow OEMs or their customers to compete more effectively in the market for image output, such as Internet storage, archiving, transmission and printing.

   Image Quality and Consistency. We believe that DFP has the potential to process film with a smaller percentage of under- and over-exposures than can be produced by conventional photoprocessing equipment due to the ability to establish optimal development settings for each discernable component, or pixel, of the photographic image. Furthermore, our ICE/3/ technologies improve the quality and consistency of images that are scanned for digital use. In contrast to traditional photoprocessing and photo-enhancement services, both DFP and ICE/3/ will be able to achieve image quality without special operator training and expertise.

   Cost Effectiveness. Our technologies offer the imaging industry cost-effective solutions to pursue attractive market opportunities. Because DFP systems will not require plumbing, will require less space to operate and will not use or discharge hazardous chemicals, we expect DFP systems to be less expensive to operate than traditional film-processing equipment. Our ICE/3/ technologies can significantly improve the quality of existing photographic images in an automated process that occurs during the scanning of the image. As a result, image restoration and enhancement can be conducted without labor-intensive cleaning and post-scanning touch-ups.

Strategy

   Our objectives are to establish DFP subsystems as a premier means for processing exposed but undeveloped 35mm and Advanced Photosystem film and to establish ICE/3/ technologies as premier technologies for enhancing the digitization of existing color images. Our strategy is based on the following key elements:

   Leverage Our Current Relationships with Global Market Leaders and Expand Customer Base. We have established important customer relationships with Gretag, Hewlett-Packard, Kodak, Konica, Minolta, Nikon and Noritsu. We believe that if our current technologies are successfully adopted by these OEMs, we will be able to expand these relationships to cover additional technologies that will allow them to bring innovative products to market before their competitors. In addition, we expect that successes by our first OEM customers will generate additional demand for our technologies from other companies that will seek to remain competitive. We will continue to work closely with OEMs to identify opportunities where we can enhance their market position through the development and introduction of innovative technologies.

   Continue to Enhance Our Technology Position. We intend to continue to capitalize on advanced technologies and developments in the digital imaging industry and introduce new technologies through our OEM customer base. In addition, we intend to maintain and enhance our position as an industry innovator in image digitization technologies by continuing to invest significant resources in research and development. For example, we recently entered into a patent license and purchase agreement with IBM to acquire certain IBM patents relevant to our ICE/3/ and DFP technologies in order to ensure continued and unfettered access to this technology. Our research and development efforts resulted in the filing of 83 patent applications as of December 31, 1999. We

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intend to continue to patent our core technologies and to license our technologies under terms that provide us with additional intellectual property protection, including the ownership of derivative and enhancement products and, where appropriate, covenants not to compete. We plan to recruit and hire additional personnel for our research and development organization, as well as continue to expand our in-house patent protection and technology licensing team.

   Expand End-User Awareness of Our Company and its Technologies through Brand Identity. We believe that continuing to establish and enhance the brand identity of our company and our digitization technologies is highly beneficial for creating awareness and generating demand from end users for products that incorporate our technologies. To this end, our licensing arrangements generally allow or require our customers to place our logo on their products, packaging and software user interfaces. We also will continue to actively participate in industry trade shows independently and in conjunction with our customers, including trade shows which are oriented toward our OEM customers' customers in order to stimulate end-user demand for products that incorporate our technologies. We intend to begin establishing a brand name for our DFP technology prior to the first commercial launch of a DFP system. By expanding our co-branding efforts with our OEM customers and by generating end-user awareness of our technologies, we believe that our technologies and products will be perceived by end users as differentiated features and capabilities that justify price premiums for the OEM products that incorporate them.

   Diversify Sources of Recurring Revenue. We intend to continue to implement and expand OEM licensing arrangements for our ICE/3/ technologies that will assure us a strong and diversified foundation of recurring royalty revenue. Furthermore, besides selling and licensing DFP subsystems, we intend to supply the developing agent consumable used in these subsystems. The licensing and sale of our proprietary DFP developing agent consumable will generate recurring revenues that will increase as DFP systems are broadly deployed by retailers and accepted by the public.

   Pursue Strategic Opportunities in the Evolving Computer and Imaging Industry. We anticipate that ongoing competitive convergence within the imaging industry, which we expect will be more pronounced with the introduction of DFP systems, will continue to present us with numerous opportunities to establish strategic relationships with current and new market participants. After the commercial launch of DFP, we will actively explore strategic relationships with manufacturers of computer server and storage products and companies in other industries that are being affected by the demand for digital images, including storage solution providers, business-to-business and business-to-consumer electronic commerce companies, online photo-server companies and personal computer OEMs and value added resellers and distributors. We also will continue to evaluate and seek to establish strategic alliances with other developers of imaging technologies as a means to expand the scope of the technologies that we offer to our customers.

ASF Technologies and Products

 Digital Film Processing

   DFP is a proprietary technology that processes exposed but undeveloped color and black-and-white 35mm and Advanced Photosystem film directly into a digital format. We have completed the development of a product prototype DFP image capture engine and are in negotiations with OEMs to incorporate this engine into their products. We expect that this highly specialized DFP image capture engine will be integrated with a computer system and our proprietary digital image processing software to form a DFP subsystem. Other than our DFP technology, the remaining components of the DFP subsystem will consist largely of commercially available products and technologies such as personal computers and electro-optical and high capacity storage components. We expect to outsource the manufacture of DFP subsystems and the related developing agent consumable to one or more third-party contract manufacturers.

   In order to prepare for the commercial launch of the first DFP system, we are customizing and adapting our technology to meet the specifications of our OEM customers, increasing the film development speed and improving the quality of the resulting digital images. Our current development schedule with our OEMs contemplates the commercial introduction of a DFP system in the first half of 2002. When commercially

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introduced, DFP technology will enable our OEM customers to integrate either conventional wet chemistry photoprinting or dry digital photoprinting, Internet access and other devices with our DFP subsystems to create a comprehensive DFP system which they can market and sell, along with the related developing agent consumable, to end users in traditional retail and wholesale photoprocessing markets, as well as possible new markets for photoprocessing that will be enabled by DFP, such as Internet and desktop photoprocessing and image serving applications. In addition, we believe the advent of DFP systems may develop further the adoption of photoprocessing in potential high growth markets, such as in Africa, Asia and Latin America, where photofinishing equipment- and services-to-population ratios are low relative to the United States, Japan and Europe.

   In a DFP system, a roll of exposed but undeveloped 35mm or Advanced Photosystem film is placed into a feeder. As the film is fed through the image capture engine, a proprietary non-toxic developing agent is applied to the film with no resultant by-product. The DFP system then makes a digital record of the image. Once this image data is captured, settings are established in the software for each element of the image, with each element developed to its optimal exposure level. The data for the final digitized image then can be routed to one or more destinations, including the Internet, a file server, inkjet color printers, removable disk media or a digital video disk (DVD) where the developed image is stored or printed. The developed digital images may be managed online using commercially available file servers with archival and retrieval software or with HTML tags on Web server software. Because DFP processes the film directly to a digital format, film negatives are not generated as a direct result of the process, although it is possible to produce traditional negatives by outputting the digital record to a film recorder. However, we expect most customers will receive selected printed copies of their images, a CD-rom or an e-mail of their photographs, or have them posted directly to a password protected Web site.

   We believe consumers will prefer to have their pictures developed with a DFP system for several reasons. For instance, due to the ability to automatically establish the settings on a pixel-by-pixel basis during the development process, we believe that pictures can be developed with a lower percentage of over-and under-exposures. In addition, DFP systems could be configured with a viewing monitor, enabling the end user to review composites of the entire roll of developed film, select the photos and quantities they want, and have prints and images outputted in digital form much more rapidly than is possible with traditional photoprocessing systems. When commercially introduced, DFP will be an environmentally-friendly alternative to the conventional wet chemistry film processing system, a feature which we believe consumers will value. DFP does not use any effluent chemicals or generate hazardous waste, thereby eliminating the need for color stabilizers, bleach, fix and other environmental contaminants that are used in wet chemistry film processing. Finally, DFP may facilitate broader and more convenient distribution of photoprocessing systems, including at kiosks and a variety of other retail and office locations.

 ICE/3/

   ICE/3/ consists of three technologies: Digital Image Correction and Enhancement, or Digital ICE, Digital Reconstruction of Color, or Digital ROC, and Digital Grain Equalization and Management, or Digital GEM. We offer non-exclusive, worldwide licenses for ICE/3/ technologies individually, in combinations of two or as an entire suite of all three. Digital ROC and Digital GEM became available for licensing in the fourth quarter of 1999; however, we do not expect any royalty revenues from Digital ROC or Digital GEM prior to the fourth quarter of 2000. We believe that scanners which are enabled with our ICE/3/ technologies can reduce a majority of the most common touch-ups that are traditionally performed by desktop publishing applications following the scanning of a photographic image. The resulting improvement in the quality of the digitized image can be significant.

   Digital ICE. When installed in a scanner, Digital ICE eliminates dust, scratches, fingerprints and many other surface defects from scanned color photographs, slides and negatives. Digital ICE technology performs this feature by identifying a "defect channel," in addition to the standard red, green and blue channels that all scanners capture in order to build color images. A Digital ICE-enabled scanner sends the defect channel along with the red, green and blue channels to a host personal computer where the defects are accurately identified and automatically removed from the resultant digitized image.

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   Implementing Digital ICE technology involves modifications to both a scanner's hardware and software. A scanner manufacturer will first modify its basic scanner hardware to be Digital ICE-capable by implementing one of our proprietary design specifications so that the scanner is able to generate and transmit a high quality defect channel. We customize our Digital ICE software specifically to each OEM's scanner in order to optimize performance and quality. We also coordinate closely with our OEM licensees to develop easy to use interface software. In addition, a trademarked "Digital ICE" logo is applied to the OEM's product.

   Digital ROC. Digital ROC is a software application that automatically and consistently rebuilds the lost color values in faded photographic images in order to produce color corrected digitized images. This application is an attractive feature for scanners, color copiers, photocopy print stations and other digital input/output systems where true color correction has value to the end user. As with Digital ICE, software vendors currently offer products that enable color enhancement and touch-up, but these applications require significant manual intervention and often blur or distort the image in the colorizing process. In contrast, Digital ROC operates by identifying clues from the original film image to extrapolate the original color for reconstruction in the digital image. Digital ROC can be implemented as a fully-automated, one-touch feature that performs relatively basic image color reconstruction or can be adjusted to allow for the control of all aspects of image correction, with definable profiles for different input devices, output devices and customer preferences.

   Digital GEM. Digital GEM is designed to correct the "graininess" in processed film images and thereby enhance the visual impact of photographic images in their digitized form. Film grain refers to the distracting visual pattern often seen in photographs that is caused by the uneven distribution of silver grains in the original photographic image. These grains are by-products of the light sensitive emulsion used to develop exposed film. Our Digital GEM technology analyzes a film's unique grain pattern, extracts the data related to image quality, color and sharpness and then applies a proprietary algorithm to remove excess grain from the scanned record of the image.

Target Markets and Customers

 Digital Film Processing

   We have identified the following three major target markets for our DFP technologies: manufacturers of photofinishing equipment, manufacturers of photo kiosks and manufacturers of dry output equipment, such as inkjet printers and photocopiers. We have identified companies within each of these markets that may serve as "first movers" in the development and commercial introduction of complete DFP systems.

   Photofinishing Equipment Manufacturers. This market consists of a relatively small number of companies that manufacture photofinishing equipment for central labs and minilabs, including digital minilabs. Because digital minilabs currently serve as a primary means for digitizing newly developed film images for use in online photo networks and managed archive systems, photofinishing equipment manufacturers may extend their digitization capabilities and expand their market share through the introduction of DFP systems. DFP systems will enable these manufacturers to sell equipment to their existing customer base, such as central photofinishing labs that may offer high-volume DFP photoprocessing services with a rapid turnaround time in conjunction with more convenient film drop off locations. Furthermore, by offering DFP systems, photofinishing equipment manufacturers will be able to shift more photofinishing services to on-site locations within their current large customer base, including discount and mass merchandisers, drug stores and supermarkets. Additionally, DFP will provide them with the opportunity to expand into previously untapped distribution channels, such as copy centers, convenience stores and businesses in potential high growth markets, such as in Africa, Asia and Latin America. Assuming that technological advances continue to be made in computer processing and storage capabilities and by us in our DFP development efforts, and assuming that we achieve the economies of scale that we expect from volume production, we believe that these manufacturers will have the opportunity to sell DFP systems into a broader class of customers, such as small offices and eventually home users.

   Photo Kiosk Manufacturers. Because of its dry development characteristics, DFP will offer manufacturers of photo kiosks greater ability to expand their market share within the photofinishing services industry. We believe that DFP photo kiosks will be introduced in both self-serve and operator-attended installations in such locations as malls, convenience stores, vending locations and hotels. Self-serve kiosks likely would be configured with a personal computer interface to the Internet or a help-line telephone that will enable the end user to receive trained assistance in the use of the DFP system. Kiosks could also allow a variety of convenience options such as rapid turnaround photoprocessing or direct delivery of photos to an email or Web site address, without the need to return to the kiosk to pick up the images in an output form.

   Dry Output Equipment Manufacturers. This target market consists largely of companies that offer products that benefit from the demand for digital images, such as manufacturers of scanners, photocopiers, inkjet printers and personal computers. When introduced, DFP systems will allow businesses and consumers to store and retrieve photo quality images on their desktop PCs. Photo quality printers introduced by Canon, Epson and Hewlett-Packard, among others, enable end users to produce thick, glossy prints which are virtually indistinguishable from standard 35mm and Advanced Photosystem film-based prints available from photo labs today. Image editing software from Adobe, Live Picture and MGI would further enable users to produce calendars, postcards, digital photo albums and image-oriented Web pages with near professional quality. We believe that DFP systems, when integrated with the Internet and desktop personal computers, will leverage the enormous investment in technology and market development that is occurring in the personal computer imaging industry today.

   ICE/3/

   We have licensed our Digital ICE technology, and expect to license our Digital ROC and Digital GEM technologies, to scanner and photofinishing equipment OEMs for incorporation into their products. We use market research information in order to customize our base technologies for specific segments of the market and to assist OEM customers in defining their end-user offerings. In licensing these technologies, we segment the scanner market into two key markets:

   Film scanners. A film scanner is used to scan and digitize images on slides and negatives, but not photographic prints. Film scanners are incorporated into digital minilabs and also are widely used by graphic artists, service bureaus and pre-press professionals for desktop publishing. We believe that any incremental amount paid by an end user for a film scanner with one or more ICE/3/ technologies is more than offset by the costs saved in not having to manually or otherwise touch-up and restore damaged images in their digital form. A film scanner is typically priced at the retail level between $350 and $9,000. According to International Data Corporation, film scanner sales were approximately $160 million in 1998 and are expected to grow to approximately $200 million by 2003. Minolta and Nikon, manufacturers of film scanners, have licensed our Digital ICE technology for inclusion in several of their products. Our Digital ROC and Digital GEM technologies are in the process of being incorporated into film scanners and digital minilabs with products incorporating these technologies scheduled for commercial release in the fourth quarter of 2000.

   Flatbed scanners. Flatbed scanners are used to scan and digitize photographic prints and are growing in popularity as a PC accessory for small office and home use. Flatbed scanners with Digital ICE and Digital ROC features will provide an easy and efficient means to digitize and restore damaged images. Most flatbed scanners are priced at less than $1,000, with many models in the fastest growing segment priced at less than $100. According to International Data Corporation, sales of flatbed scanners were approximately $2.6 billion in 1998 and are expected to grow to approximately $5.4 billion by 2003. As a result of the benefits to the owner of a flatbed scanner that is enabled with one or more of our ICE/3/ technologies, a significant opportunity may exist to license these technologies to flatbed scanner manufacturers. Our Digital ICE and Digital ROC technologies are in the process of being incorporated into flatbed scanners although we currently do not have development or licensing agreements with any OEMs. We do not expect Digital GEM to be incorporated into flatbed scanners in the foreseeable future.

Licensing and Implementation of Our Technologies

   The implementation of our technologies for use by our original equipment manufacturer, or OEM, customers generally occurs in three distinct phases: design, development and production. First, in the design phase, we coordinate with the customer to design the product specifications; next, in the development phase, we develop or assist in the development of a product prototype; and third, in the production phase, either the OEM customer or a third-party manufacturer produces the resultant products. During the design and development phases, we generally adapt and customize our technologies to our OEM customers' products and specifications, as well as provide the manufacturer with software customization services to support its product implementation.

   As part of our arrangements with our licensees, we offer the following services: design review, prototype design engineering and product development assistance. The typical license agreement package consists of: (1) a license to use our proprietary know-how and design specifications; (2) a patent license for all our patents related to the applicable technologies; (3) a copyright license for our customized software; and (4) a trademark license to use our trademarks on the OEM's products.

   Prior to undertaking a DFP design review, we require the prospective customer to enter into a nondisclosure agreement that requires the customer to maintain the confidentiality of our proprietary information. Our nondisclosure agreements typically include a covenant on the part of the customer not to compete with us with respect to DFP technology and may include an assignment of intellectual property rights from the customer. During the design and development phases, we expect to be paid contract fees as milestones specified in the contracts are achieved. The amount of contract fees varies according to the level of services provided and the particular customization and adaptation required by the OEM customer. During these phases, we expect to develop DFP subsystems to the customer's specifications and assist the customer with the integration of our DFP subsystems into its products. During the production phase, we expect to outsource the manufacture and distribution of DFP subsystems and the related DFP developing agent consumable. Our current schedule contemplates the commercial introduction of a DFP system in the first half of 2002, and we expect to recognize revenues related to license and sales of our DFP subsystems and developing agent consumable at that time. Although we have entered into agreements with three OEMs whereby we have produced preliminary design specifications for DFP subsystems, we do not have any agreements which bind OEMs to commercialize our DFP technology. We expect that, as a general practice, agreements we enter into will not create any affirmative obligation requiring OEMs to complete the development and/or commercialization of DFP.

   Implementation and support of our ICE/3/ technologies follow a somewhat similar process as DFP but are focused on adaptation of our technology with the OEMs existing or planned scanner products. With respect to ICE/3/ technologies, the design phase entails an evaluation of the prospective licensee's scanner or other imaging product to ensure that it can accommodate the licensed ICE/3/ technology, and if so, the extent of the adaptation and customization effort that will be required. We then proceed to the two other phases: the development phase and the production phase. During the development phase, we provide instruction and guidance to the customer to modify its product's hardware to accommodate the licensed ICE/3/ technology. Once the customer is satisfied with a prototype, the production phase ensues. During the production phase, we provide additional guidance and instruction to the customer to produce scanners or other imaging products that incorporate the licensed ICE/3/ technologies. Additional or ongoing technical support may also be obtained for an additional fee. The customer can terminate the relationship at any time after the commencement of the development phase.

Customers, Sales and Marketing

   We sell and license our technologies to manufacturers of photofinishing equipment, scanners, dry printers and other companies within the imaging industry. Our current customers, the technologies subject to their arrangements with us, and the respective phases of implementation with respect to those technologies are depicted in the following table.

  OEM                 Technologies                 Phase of Implementation
  ---                 ------------                 -----------------------
Eastman-Kodak    Digital ICE             Production phase for Kodak's PictureMaker
                                         kiosk; and in the development phase for
                                         Kodak's digital minilab system

Noritsu          Digital ICE             Development

                 DFP                     Design

Nikon            Digital ICE             Production phase for Nikon's LS-2000
                                         scanner; and in the development phase for
                                         an additional Nikon product

                 Digital ROC             Development

Minolta          Digital ICE             Production phase for Minolta's Dimage Scan
                                         Elite; and in design phase for an
                                         additional Minolta product

                 Digital ROC/Digital GEM Development

Konica           Digital GEM             Design

Gretag           DFP                     Design

Hewlett-Packard  DFP                     Design

We cannot assure you that any of these OEMs will deliver products incorporating these technologies to market. Moreover, it is possible that these OEMs will withdraw their products from the market after they have begun delivery of such products. Please see "Risk Factors--We do not have, and do not anticipate having, agreements which bind OEMs to commercialize our DFP technology and if our customers fail or cease their efforts to commercialize our DFP technology, we may not be able to generate revenues from the licensing of our DFP technology or from the sale of products that incorporate DFP technology."

   Customers that accounted for 10% or more of our total revenues in 1999 were Hewlett-Packard and Nikon, and in 1998 were Nikon and Kodak. A significant portion of our revenues through December 31, 1999 were derived from development and license agreements for our Digital ICE technology. However, we expect that, as our customers undertake additional DFP development projects and we sell licenses for our Digital ROC and Digital GEM technologies, we will become less dependent on Digital ICE for generating revenues.

   To date, we have sold licenses to our technologies through direct sales conducted from our corporate headquarters and our Japanese subsidiary. At December 31, 1999, our direct sales force consisted of nine personnel. Our sales force contacts prospective customers in order to build awareness of our technologies and their capabilities. Once a lead is established, senior personnel, including our executive officers, will often engage in discussions with their counterparts at the prospective customer. The sales cycle for the licensing of our ICE/3/ technologies has ranged from six to 14 months, but is expected to be significantly longer for our DFP technology due to the relative size and complexity of DFP development and licensing projects.

   We believe the technology awareness that we create with our customers through our initial licensing engagement will enable us to license additional technologies to them on a successive basis. Our Digital ICE licensees, for example, also may become licensees of Digital ROC, Digital GEM and DFP.

   Through our participation in industry trade shows and conferences, such as PhotoKina in Europe and, COMDEX, Internet World and the Photo Marketing Association trade show in the United States, our Web site and an advertising campaign that we commenced in the first quarter of 2000, we intend to build broad awareness of our company and our technologies. Industry trade shows and conferences provide us with the opportunity to educate prospective customers of the potential value of our DFP and ICE/3/ technologies, thereby stimulating demand for them. Our marketing efforts are focused not only on leading companies within the imaging industry, but the customers of those companies as well. By marketing to our customer's customers, we intend to cultivate end-user demand for our technologies that will translate into increased demand from the OEMs that sell to those end users.

Competition

   The markets for image editing software and film-development products are intensely competitive and are characterized by rapid technological change, increasing foreign and domestic competition and constant demand for new products and product enhancements. Our technologies and the products that incorporate our technologies compete directly or indirectly with products offered by many large companies. Our technologies and the products that incorporate our technologies may also compete in the future with products offering similar functionality that may be introduced by our current customers, including Hewlett-Packard, Kodak and Nikon as well as by other companies such as Canon, Polaroid and Xerox. In addition, as part of our agreement with IBM to purchase certain of their patents which are relevant to our ICE/3/ and DFP technologies, we have obtained a license to all IBM general purpose patents issued and all future patents filed or issued before March 24, 2005 and have granted to IBM a license to our general purpose patents. The cross license does not cover design patents such as those covering the industrial design elements of IBM products or our patents covering the design of the consummables associated with DFP systems. This patent cross-license precludes us from bringing any patent infringement action against IBM should IBM decide to develop competing technologies. IBM would not, however, have the ability to produce compatible consummable cartridges if such cartridge production infringed on our cartridge design patent. All of our customers, and most of our other potential competitors, have longer operating histories and significantly greater financial, technical, sales, marketing and other resources than us. In addition, many of our potential competitors also have greater name recognition and larger customer bases. As a result, our competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements or preferences, withstand significant price decreases or devote greater resources to the development, promotion, sale and support of their products than us. Our future competitors may also be able to develop products or technologies comparable or superior to those we offer and may be able to adapt more quickly than us to new technologies or evolving customer requirements.

   We believe that the principal competitive factors in our market include the following:

  . ease of integration of software and other technology with OEM hardware and software systems;

  . technology and product performance and reliability;

  . price;

  . service;

  . convenience and ease of use by end users;

  . timeliness of new product introductions and enhancements of current products;

  . the extent to which an infrastructure exists for competing products and technologies;

  . customer service and support capabilities; and

  . effective strategic alliances and partnering arrangements.

Although we believe that we are competitive with respect to most of these factors, there can be no assurance that we will compete successfully in our markets in the future.

 Digital Film Processing

   DFP subsystems, when incorporated into commercial DFP systems, will compete with conventional digital imaging input technologies, such as digital cameras, and conventional wet chemistry photo imaging processes with scanners, including digital minilabs. Digital camera technologies are rapidly advancing and it is possible that they may replace film-based photography in the future as the prevailing means for capturing images. New services, such as those offered by Seattle FilmWorks and Kodak/America Online, have also been introduced that offer traditional film processing and scanning, and then provide end users with the ability to receive prints and negatives of the digitized images, as well as storage and Internet delivery of the images. In the retail processing market, DFP systems that may be installed in kiosks and at other retail sites will compete with digital minilabs, copy machines, personal computer equipment and software, mid-range film and photo scanners, and other types of office or digital imaging equipment. In the personal computer photography market, future desktop DFP systems will compete with digital cameras, conventional film and photo scanners, as well as service businesses such as one-hour photo labs, all of which offer alternative methods of either digitizing photo images or delivering photographs to consumers.

 ICE/3/

   Our ICE/3/ technologies compete, or are expected to compete, with certain features of image editing software such as Adobe's Photoshop, as well as image reconstruction software specifically designed to correct defects in an image. While defects in digitized images can be corrected with image editing software, the process typically is slow, often inaccurate and limited to those defects that are readily discernible to the human eye. Although there are software solutions available in the market to assist in the removal of defects in an image, we believe that these software-only solutions are inferior to our ICE/3/ technologies because of the relative complexity involved in their use and their relative expense (both in time and dollars) as compared to our technologies. However, to the extent that DFP systems are successfully introduced to market, we anticipate that we will experience a decline in revenues from ICE/3/ licenses to manufacturers of digital minilabs, as DFP systems will compete directly with digital minilabs.

Research and Development

   Our long-term growth and success depends, in significant part, on our ability to develop high quality technologies on a timely basis that have commercial appeal for OEMs and end users in the imaging industry. We intend to focus our research and development activities on enhancing our existing technologies and developing new technologies and products that incorporate innovative ideas, designs and features to expand or improve the performance of our customers' products. Our objective with respect to research and development activities is to aggressively expand the scope of our patents and to create new markets where we may develop additional patents that define a market that we have established. To this end, we had filed 83 patent applications as of December 31, 1999, including 68 patent applications in 1999 alone. We cannot assure you that any patents will be issued from these applications, other than the two issued patents we have received and one patent application that has been allowed. At December 31, 1999, our research and development organization consisted of 90 employees, and 10 independent consultants who were retained on a full-time or part-time basis to assist in specific research and development projects.

Intellectual Property Rights

   We rely on domestic, foreign, and international laws and treaties to establish and protect our proprietary rights in our technologies and products. In particular, we rely on a combination of patent, trademark, copyright, trade secret and contract law, as well as other technical measures to protect our proprietary technologies and products.

   Our principal intellectual property strategy is to patent the ideas and inventions that embody our technologies. One aspect of our intellectual property strategy is to maximize the time our technologies are protected by patents. To that end, we have filed provisional patent applications with the United States Patent and Trademark Office which effectively protects our technologies for 21 years from the filing date. Another aspect of our intellectual property strategy is to protect our technologies internationally. The majority of our patent applications are also filed as Patent Cooperation Treaty applications. The Patent Cooperation Treaty applications give us the opportunity to file for patent protection in 69 countries around the world.

   We have filed a number of patent applications on inventions that pertain to our ICE/3/ and DFP technologies. In addition, we have filed patent applications on inventions which go beyond the scope of our current licensed technologies and may represent future market opportunities. At December 31, 1999, we had filed 83 patent applications with the U.S. Patent and Trademark Office. To date, we have received two issued patents and allowance of one other patent application from the U.S. Patent and Trademark Office with respect to these applications. We expect the allowed application to issue as a patent in the next six months.

   Although we have filed numerous patent applications covering our technologies and products, no assurance can be given that any pending patent applications will result in the issuance of patents. We rely to some extent on trade secret protection to protect our technologies, and we regularly enter into confidentiality agreements with our customers. However, there can be no assurance that third parties will not independently develop the same or similar technology, obtain unauthorized access to our proprietary technologies, or misuse technologies that we have granted access to our customers. In addition, we cannot guarantee that our technologies and products will not infringe the patents or rights of any third party.

   We also rely on trademarks to establish consumer recognition and loyalty. We have filed a total of 111 trademark applications on 14 separate marks. The marks on which we have filed trademark applications include "ASF," "Applied Science Fiction," "Digital ICE," "Digital ICE/2/," "Digital ICE/3/," "Digital ROC," "Digital GEM," "Digital Negative" and "Virtual Negative." We have received notices of allowance on five of the marks for which we have submitted trademark applications, and we expect an additional 16 applications to be approved in the near future. No assurance can be given, however, that any pending trademark application will result in the registration of the trademark. In addition, we cannot guarantee that a third party does not already own rights in or to our pending trademarks, which may prevent us from obtaining trademark protection.

   Our ICE/3/ and DFP technologies utilize patented technology originally developed by IBM. On March 23, 2000, we entered into a patent assignment and cross license agreement with IBM whereby we executed a patent cross license and purchased from IBM patents relevant to our ICE/3/ and DFP technologies.

Employees

   As of December 31, 1999, we had 134 full-time employees in our offices in Austin, Texas and two full-time employees in our offices in Tokyo, Japan. Of these employees, 90 were engaged in research and development, 26 were employed in sales and marketing and 20 were employed in finance and administration. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We believe that our relationship with our employees is good.

Facilities

   Our executive offices and principal operations are currently located in a leased facility in Austin, Texas that provides us with up to approximately 54,000 square feet of office and lab space, of which approximately 1,000 square feet are subleased to a third party. In March 2000, we entered into an agreement with a commercial real estate developer to lease approximately 100,000 square feet of build-to-suit office and lab space in Austin, Texas, with a lease term expected to commence in the first quarter of 2001. This agreement further includes an obligation to lease a minimum of an additional 60,000 square feet of build-to-suit space on the same site with a lease term expected to commence no later than the first quarter of 2003. In addition, we have an option to lease an additional approximately 275,000 square feet of build-to-suit space as the need arises commencing in the first quarter of 2005, subject to the terms and conditions of the agreement. We also lease approximately 1,000 square feet in Tokyo, Japan to support sales and marketing in Asia and approximately 1,300 square feet in Burlingame, California to support a portion of our research and development efforts. We believe that our lease arrangements for our facilities are adequate to meet our needs for the foreseeable future.

Legal Proceedings

   We are currently not a party to any material legal proceedings.

                                  MANAGEMENT

Directors and Executive Officers

   Set forth below is certain information concerning our directors and executive officers.

Name                     Age Position
----                     --- --------
Mark R. Urdahl..........  39 President, Chief Executive Officer and Chairman of
                             the Board
Dr. Albert Edgar........  52 Chief Scientist and Director
Robert E. Sleet, Jr.....  54 Executive Vice President and Chief Financial Officer,
                             Secretary and Treasurer
Jerome W. Johnson.......  51 Executive Vice President, Sales, Marketing and
                             Licensing Operations
Daniel J. Sullivan......  53 Executive Vice President, Intellectual Property,
                             Strategy and Administration
S. Dana Seccombe........  51 Executive Vice President, Research and Development
John Asa(2).............  63 Director
Harvey B. Cash..........  61 Director
Carmelo M. Gordian(2)...  41 Director
Richard H. Kimball(1)...  43 Director
Peter M. Palermo(1)(2)..  58 Director

--------
(1) Member of our Compensation Committee
(2) Member of our Audit Committee

Executive Officers and Directors

   Mark R. Urdahl is a founder of our company and has served as our President and Chief Executive Officer since June 1995. Mr. Urdahl also serves as our Chairman of the Board. Prior to joining our company, Mr. Urdahl was Program Manager of Open Ventures at IBM, where he focused on software investments and alliances, including the Fibre Channel System Initiative, a joint effort of IBM, Sun Microsytems and Hewlett-Packard. From August 1983 through June 1995, Mr. Urdahl held management and marketing positions at IBM where he focused on advanced software, imaging and network communications technologies as well as Internet strategies. Mr. Urdahl holds a B.S. in Economics from the University of California at Santa Barbara.

   Dr. Albert Edgar is a founder of our company and has served as our Chief Scientist since June 1995. Dr. Edgar also serves as one of our directors. From June 1978 to January 1996, Dr. Edgar was employed by IBM as a senior engineer and scientist where he engaged in various scientific and engineering projects. Dr. Edgar holds a B.S. degree in Electrical Engineering and Physics from Northwestern University and a Ph.D in Electrical Engineering and Computer Science from the University of Oklahoma.

   Robert E. Sleet, Jr. is our Secretary and Treasurer and has served as our Executive Vice President and Chief Financial Officer since October 1999. From January 1999 to June 1999, Mr. Sleet was Chief Financial Officer at Real Time Data, Inc., a vending services holding company. Mr. Sleet served as Vice President and Treasurer at Sprint PCS, a global telecommunications services company, from April 1996 to November 1998. From April 1985 to April 1996, Mr. Sleet served as Vice President and Treasurer at Global Marine Inc., an offshore drilling contractor and services company. Mr. Sleet holds a B.A. in Economics and Finance from the University of North Carolina at Charlotte.

   Jerome W. Johnson has served as our Executive Vice President, Sales, Marketing and Licensing Operations since June 1999. From August 1995 to June 1998, Mr. Johnson was Vice President and General Manager of the U.S. and Canadian Consumer Imaging Division of Kodak. Mr. Johnson holds a B.S. in Business from the University of North Dakota and an M.B.A. from Syracuse University.

   Daniel J. Sullivan has served as our Executive Vice President, Intellectual Property, Strategy and Administration since December 1999. From August 1974 to November 1999, Mr. Sullivan was employed by IBM where he served in various positions, including, most recently, as its Vice President, Asia Pacific Technical Operations. Mr. Sullivan holds a B.A. in Liberal Arts from Hanover College and an M.S. in Systems Management from the University of Southern California.

   S. Dana Seccombe has served as our Executive Vice President, Research and Development since December 1999. From August 1972 to December 1999, Mr. Seccombe was Vice President and General Manager of Hewlett-Packard's Inkjet Supplies Business Unit. From August 1972 through March 1988, Mr. Seccombe held various other positions at Hewlett-Packard, including Group Research and Development Manager, General Manager--Information Hardware Operation and Research and Development Manager. Mr. Seccombe holds a B.S. and an M.S. in Electrical Engineering from the Massachusetts Institute of Technology.

   John Asa has served as a director since January 2000. Mr. Asa has served as the Owner and General Manager of Japan Camera, Inc. since June 1959.

   Harvey B. Cash has served as a director since January 1999. Mr. Cash has served as a partner of various venture capital organizations affiliated with InterWest Partners, a venture capital firm, since 1986. Mr. Cash serves on the board of directors of the following public companies: AMX Corporation, a manufacturer of remote control systems; Aurora Electronics, Inc., a distributor of recycled integrated circuit boards and computer components; Ciena Corporation, a manufacturer of systems for long distance fiberoptic networks; i2 Technologies, Inc., a software company; Liberte Investors, Inc., an investment company; and ProNet, Inc., a manufacturer of paging devices. In addition, Mr. Cash is a director of several privately held companies. Mr. Cash holds a B.S. in Electrical Engineering from Texas A&M University and an M.B.A. from Western Michigan University.

   Carmelo M. Gordian has served as a director since January 2000. Since October 1994, Mr. Gordian has served as a partner of Brobeck, Phleger & Harrison LLP, a law firm, either directly or through Carmelo M. Gordian, P.C., a professional corporation of which Mr. Gordian is the sole director and shareholder. Mr. Gordian also serves as Chairman of that firm's Business and Technology Group. Mr. Gordian holds a B.A. in Economics from Harvard College and a J.D. from Harvard Law School.

   Richard H. Kimball has served as a director since March 1999. Mr. Kimball is a General Partner of Technology Crossover Ventures, which he co-founded in December 1994. Mr. Kimball is on the board of directors of Copper Mountain Networks, Inc. and of several private companies. Mr. Kimball holds an A.B. from Dartmouth College and an M.B.A. from the University of Chicago.

   Peter Palermo has served as a director since November 1999. Mr. Palermo has been President and Chief Executive Officer of The Strategic Triangle, Inc., an international management consulting firm, since 1994. Mr. Palermo holds a B.A. in Psychology and English from Bowling Green State University and an M.B.A. from the University of Rochester.

Classified Board of Directors

   We currently have authorized seven directors. At the first annual meeting of stockholders following the closing of this offering, our board of directors will be divided into three classes, as nearly equal in size as is practicable, to serve staggered three-year terms as follows:

  . Class I, whose terms will expire at the annual meeting of stockholders to be held in 2001;

  . Class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and

  . Class III, whose term will expire at the annual meeting of stockholders to be held in 2003.

   The directors for each class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Each director's term is subject to the election and qualification of his successor, or his earlier death, resignation or removal.

Committees of the Board of Directors

   Our board of directors established an audit committee in May 1998. The members of the audit committee are Messrs. Asa, Gordian and Palermo. The audit committee reports to the board of directors with regard to the selection of our independent auditors, the scope and records of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls.

   Our board of directors established a compensation committee in April 1999. The members of the compensation committee are Messrs. Kimball and Palermo. The compensation committee reviews and makes recommendations to the board of directors regarding our compensation policies and all forms of compensation to be provided to our directors, executive officers and certain other employees. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees. The compensation committee also administers our stock option and stock purchase plans.

Compensation Committee Interlocks and Insider Participation

   Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. No member of our board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor have any such interlocking relationships existed in the past.

Director Compensation

   We typically do not pay our directors for their services as directors other than to grant them stock options to purchase our common stock. However, we may, by resolution of our board of directors, reimburse directors for expenses incurred in connection with their attendance at board and committee meetings.

   On November 12, 1999, we granted Peter M. Palermo an option to purchase 71,995 shares of common stock at a price of $2.67 per share.

   On January 24, 2000, we granted to each of John Asa and Carmelo M. Gordian options to purchase 19,635 shares of common stock at a price of $5.91 per share.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of our directors to our company or our stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. Prior to consummation of this offering, we also intend to obtain directors' and officers' liability insurance and will enter into indemnification agreements with all of our directors and executive officers.

Employment Contracts

   The officers generally serve at the discretion of our board of directors. However, we have entered into employment contracts with Jerome W. Johnson, Daniel J. Sullivan, S. Dana Seccombe and Robert E. Sleet, Jr.

 Mr. Johnson

   If, prior to our entering into a written agreement resulting in a "change in our control," we terminate Mr. Johnson's employment without "cause," or he terminates his employment for "good reason," all as defined in his employment agreement, then he shall receive from us: (1) 50% of his annual base salary paid in one lump-sum immediately following his termination;
(2) 100% of his annual base salary and target bonus which will be paid out in installments over the 12 month period following his termination; (3) six months of continued health benefits, including coverage for his dependents;
(4) six months of accelerated vesting of unvested shares immediately following his termination; and (5) an additional 12 months of continued vesting of his remaining unvested shares over the 12 months following his termination.

   In addition, if, within 18 months of our entering into a written agreement resulting in a "change in our control," we terminate Mr. Johnson's employment without "cause," or he terminates his employment for "good reason," all as defined in his employment agreement, then he shall receive from us: (1) 200% of his annual base salary and target bonus paid in one lump-sum immediately following his termination; (2) six months of continued health benefits, including coverage for his dependents; and (3) 100% accelerated vesting of his unvested shares immediately following his termination. In addition, if Mr. Johnson terminates his employment for any reason during a 30-day period commencing 12 months after a written agreement resulting in a "change in our control," as defined in his employment agreement, then he shall receive 50% accelerated vesting of his then unvested shares immediately following such termination.

   If any of the foregoing benefits provided to Mr. Johnson constitute "parachute payments," as defined under Section 280G of the Internal Revenue Code, then we will pay any resultant excise and income taxes up to a maximum of $100,000.

   If Mr. Johnson dies or becomes permanently and totally disabled while employed by us, then he or his estate will receive from us immediately upon his death or disability: (1) 100% of his annual base salary and target bonus paid in one lump-sum; (2) 12 months of continued health benefits for him or his dependents, as the case may be; and (3) 12 months of accelerated vesting of his unvested shares.

 Mr. Seccombe

   If, prior to our entering into a written agreement resulting in a "change in our control," we terminate Mr. Seccombe's employment without "cause," as defined in his employment agreement, then he shall receive from us: (1) 50% of his annual base salary plus 50% of his target bonus paid in one lump-sum immediately following his termination; (2) 100% of his annual base salary and a dollar amount equal to 1/12 of his target bonus paid over the 18 months following his termination; (3) six months of continued health benefits, including coverage for his dependents; (4) continued vesting of unvested shares as if his employment was not terminated until all those options shares are fully vested; and (5) an extension of the exercisability of his options following such termination for a period of 48 months.

   If, within 18 months of our entering into a written agreement resulting in a "change in our control," we terminate Mr. Seccombe's employment without "cause," as defined in his employment agreement, then he shall receive from us: (1) 200% of his annual base salary and target bonus paid in one lump-sum immediately following his termination; (2) six months of continued health benefits, including coverage for his dependents; (3) continued vesting of unvested shares as if his employment had not been terminated until all shares are fully vested; and (4) an extension of the exercisability of his options following such termination for a period of 48 months. Upon the expiration of the 18 month period, Mr. Seccombe's rights upon termination shall be governed by the same provisions that apply to termination prior to our entering into a written agreement resulting in a "change in our control" as set forth above. In addition, if Mr. Seccombe terminates his employment for any and all reasons during a 30-day period commencing 12 months after a written agreement resulting in a "change in our control," as defined as defined in his employment agreement, then for purposes of vesting he shall receive from us an additional 24 months of service (and the shares reflecting the additional 24 months of service shall immediately vest).

   If Mr. Seccombe dies or becomes permanently and totally disabled while employed by us, then he or his estate shall receive from us immediately upon his death or disability: (1) 100% of his annual base salary and target bonus paid in one lump-sum; (2) 24 months of continued health benefits for him or his dependents, as the case may be; and (3) 24 months accelerated vesting of his unvested shares.

 Mr. Sleet

   If, prior to our entering into a written agreement resulting in a "change in our control," we terminate Mr. Sleet's employment without "cause," as defined in his employment agreement, then he shall receive from us immediately following his termination: (1) 100% of his annual base salary paid in one lump-sum; and (2) accelerated vesting of his unvested shares as if he were employed through his next employment anniversary date.

   If within 18 months of our entering into a written agreement resulting in a "change in our control," we "involuntarily terminate" Mr. Sleet's employment, as defined in his employment agreement, then he shall receive from us immediately following his termination: (1) 100% of his annual base salary paid in one lump-sum; and (2) 100% accelerated vesting of his unvested shares.

 Mr. Sullivan

   If, prior to our entering into a written agreement resulting in a "change in our control," we terminate Mr. Sullivan's employment without "cause," as defined in his employment agreement, then he shall receive from us immediately following his termination: (1) 100% of his base salary paid in one lump-sum; and (2) accelerated vesting of his unvested shares as if he were employed through his next anniversary.

   If, within 18 months of our entering into a written agreement resulting in a "change in our control," we "involuntarily terminate" Mr. Sullivan's employment, as defined in his employment agreement, then he shall receive from us immediately following his termination: (1) 100% of his annual base salary paid in one lump-sum; and (2) 100% accelerated vesting of his unvested shares.

Executive Compensation

   The following table provides the total compensation paid to our Chief Executive Officer and the other executive officers of our company whose compensation (salary and bonus) was in excess of $100,000 for services rendered in all capacities to us for the year ended December 31, 1999.

                          Summary Compensation Table

                                                                     Long-Term
                                         Annual Compensation        Compensation
                                  --------------------------------- ------------
                                                                     Securities
                                   Salary   Bonus     All Other      Underlying
   Name and Principal Position      ($)      ($)   Compensations($)   Options
--------------------------------- -------- ------- ---------------- ------------
Mark Urdahl...................... $205,000 $70,539     $   --          46,448
 President and Chief Executive
 Officer
Albert Edgar ....................  190,000  67,203         --          21,112
 Chief Scientist
Jerome W. Johnson................  127,885  50,000      30,700 (1)    283,398
 Executive Vice President, Sales,
 Marketing and Licensing
 Operations

--------
(1) Consists of relocation expenses paid by us.

Option Grants in Last Fiscal Year

   The following table provides information concerning individual grants of stock options made during the year ended December 31, 1999 to each of our executive officers. We have never granted any stock appreciation rights.

   The exercise prices represent our board of director's estimate of the fair market value of our common stock on the grant date. In establishing these prices, our board considered many factors, including our financial condition and operating results, development milestones, recent transactions and the market for comparable stocks.

   The amounts shown as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent certain assumed rates of appreciation in the value of our common stock. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. The potential realizable value is calculated based on the ten year term of the option at its time of grant. It is calculated based on the assumption that the exercise price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock. There can be no assurance that the amounts reflected in the table will be achieved.

   We granted these options under our 1995 Stock Option/Stock Issuance Plan. Each option has a maximum term of ten years, subject to earlier termination if the optionee's services are terminated. These options are immediately exercisable, but we have the right to repurchase, at the exercise price, any shares that have not vested at the time the optionee terminates employment with us. The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 2,812,609 shares of stock granted during 1999.

                                                                                Potential Realizable
                                                                                        Value
                                                                                  of Assumed Annual
                                                                                        Rates
                                                                                   of Stock Price
                                    Option Grants During Year Ended                 Appreciation
                                           December 31, 1999                       for Option Term
                         ------------------------------------------------------ ---------------------
                                              Percent of
                             Number of           Total      Exercise
                             Securities     Options Granted  Price
                         Underlying Options  to Employees     per    Expiration
Name                       Granted (1)(#)   in Fiscal 1999  Share($)    Date        5%        10%
----                     ------------------ --------------- -------- ---------- ---------- ----------
Mark Urdahl.............       46,448             1.7%       $1.18    08/11/09    $ 34,469   $ 87,351
Albert Edgar............       21,112             0.8         1.18    08/11/09      15,667     39,704
Jerome W. Johnson.......      283,398            10.1         1.18    06/16/09     210,309    532,963

--------

(1) All options were granted at fair market value, as determined by our board of directors on the date of grant. All options granted to our executive officers in 1999 were exercised shortly after the date of grant. As of December 31, 1999, all shares acquired pursuant to options exercised by our executive officers in 1999 were subject to repurchase.

Fiscal Year-End Option Values

   The following table sets forth information concerning option exercises and option holdings for the year ended December 31, 1999 with respect to each of our executive officers named in the Summary Compensation Table. We have never granted any stock appreciation rights.

                                        Aggregated Option Exercises in Last Fiscal Year
                                               and Fiscal Year End Option Values
                         -----------------------------------------------------------------------------
                                         Value       Number of Securities
                                       Realized     Underlying Unexercised     Value of Unexercised
                           Number    (Market Price        Options at          In-the-Money Options at
                          of Shares   at Exercise      December 31, 1999         December 31, 1999
                         Acquired on less Exercise ------------------------- -------------------------
Name                      Exercise      Price)     Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ------------- ----------- ------------- ----------- -------------
Mark Urdahl.............    46,448    $  549,015       --           --           --           --
Albert Edgar............    21,112       249,544       --           --           --           --
Jerome W. Johnson.......   283,398     3,349,764       --           --           --           --

Benefit Plans

 2000 Stock Incentive Plan

   The 2000 Stock Incentive Plan is intended to serve as the successor equity incentive program to our 1995 Stock Option/Stock Issuance. The 2000 Stock Incentive Plan became effective upon its adoption by the board of directors on January 24, 2000; and it will be approved by the stockholders prior to the date of this offering.

   We have reserved 6,545,000 shares of our common stock for issuance under the 2000 Stock Incentive Plan. This share reserve consists of the shares available for issuance under the predecessor plan on the effective date of this offering plus an additional increase of 5,556,572 shares. The share reserve will automatically be increased on the first trading day of January each calendar year, beginning in January 2001, by a number of shares equal to 3% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no such annual increase will exceed 1,963,500 shares. However, in no event may any one participant in the 2000 Stock Incentive Plan receive option grants or direct stock issuances for more than 654,500 shares in the aggregate per calendar year.

   Outstanding options under the predecessor plan will be incorporated into the 2000 Stock Incentive Plan on the date of this offering, and no further option grants will be made under that plan. The incorporated options will continue to be governed by their existing terms, unless our compensation committee extends one or more features of the 2000 Stock Incentive Plan to those options. However, except as otherwise noted below, the outstanding options under the predecessor plan contain substantially the same terms and conditions summarized below for the discretionary option grant program under the 2000 Stock Incentive Plan.

   The 2000 Stock Incentive Plan has five separate programs:

  . the discretionary option grant program under which eligible individuals in our employ or service (including officers, non-employee board members and consultants) may be granted options to purchase shares of our common stock;

  . the stock issuance program under which eligible individuals may be issued shares of common stock directly, through the purchase of such shares or as a bonus tied to the performance of services;

  . the salary investment option grant program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special below-market stock option grants;

  . the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members; and

  . the director fee option grant program under which non-employee members of our board of directors may elect to apply a portion of their retainer fee to the acquisition of special below-market stock option grants.

   The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the exercise or purchase price for each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The committee will also select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years. Neither the compensation committee nor the board will exercise any administrative discretion with respect to option grants made under the salary investment option grant program, or under the automatic option grant or director fee option grant program for the non-employee board members.

   The exercise price for the options will be determined by the compensation committee and may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the compensation committee may allow a participant to pay the option exercise price or direct issue price (and any associated withholding taxes incurred in connection with the acquisition of shares) with a full-recourse, interest-bearing promissory note.

   In the event that the company is acquired, whether by merger, asset sale or board-approved sale by the stockholders of more than 50% of our voting stock, each outstanding option under the discretionary option grant program which is not assumed by the successor corporation or otherwise continued will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent the company's repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The compensation committee may grant options and issue shares under those programs which will accelerate (1) in the acquisition even if the options are assumed or if the optionee's service is subsequently terminated or
(2) in connection with a hostile change in control (effected through a successful tender offer for more than 50% of our outstanding voting stock or by proxy contest for the election of board members) or upon a subsequent termination of the individual's service.

   In the event of an acquisition (by merger or asset sale), options currently outstanding under the 1995 Stock Option/Stock Issuance Plan will accelerate unless assumed by the successor corporation; all assumed options will accelerate upon the optionee's involuntary termination (including a forced resignation) within 18 months following the acquisition. Such options are not by their terms subject to acceleration upon any other change in control or hostile takeover.

   Stock appreciation rights may be issued under the discretionary option grant program which will provide the holders with the election to surrender their outstanding options for an appreciation distribution from our company equal to the fair market value of the vested shares subject to the surrendered option less the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of our common stock. There are currently no outstanding stock appreciation rights under the predecessor plan.

   The compensation committee has the authority to cancel outstanding options under the discretionary option grant program (including options incorporated from predecessor plans) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

   In the event the compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect to reduce his or her base salary for that calendar year by a specified dollar amount not less than $5,000 nor more than $50,000. In return, the individual will automatically be granted, on the first trading day in the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option exercise price will be equal to one-third of the fair market value of the option shares on the grant date. As a result, the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the salary reduction amount. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting in the event of an acquisition or change in control of the company.

   Under the automatic option grant program, each individual who first joins the board after the effective date of this offering as a non-employee board member will automatically be granted an option to purchase 19,635 shares of our common stock at the time of his or her commencement of board service. Each automatic grant will have an exercise price equal to the fair market value per share of our common stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of board service. Each option will be immediately exercisable, subject to the company's right to repurchase any unvested shares, at the original exercise price, at the time of the board member's cessation of service. The options will vest, and the company's repurchase right will lapse, in a series of 16 equal successive quarterly installments upon the optionee's completion of each year of service over the four-year period measured from the grant date. However, each outstanding option will immediately vest upon an acquisition or change in control or the death or disability of the optionee while serving as a member of the board of directors.

   If the director fee option grant program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

   Limited stock appreciation rights will automatically be included as part of each grant made under the automatic option grant, director fee option grant and salary investment option grant programs and may be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with such a limited stock appreciation right may be surrendered to the company upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from the company in an amount per surrendered option share equal to the highest price per share of common stock paid in connection with the tender offer less the exercise price payable for such share.

   The board may amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval. The 2000 Stock Incentive Plan will terminate no later than January 23, 2010.

 Employee Stock Purchase Plan

   The Employee Stock Purchase Plan was adopted by the board on January 24, 2000 and will be approved by the stockholders prior to the date of this offering. The plan will become effective immediately upon the execution of the underwriting agreement for this offering. The plan is designed to allow eligible employees of our company and its participating subsidiaries to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions. A total of 654,500 shares of our common stock will initially be reserved under the plan. The share reserve will increase on the first trading day of each calendar year beginning with the 2001 calendar year by 1% of the total number of shares of common stock outstanding on the last day of the immediately preceding year, but no such annual increase will exceed 327,250 shares.

   The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will begin on the day the underwriting agreement is executed in connection with this offering and will end on the last business day in April 2002. The next offering period will begin on the first business day in May 2002, and subsequent offering periods will be set by our compensation committee.

   Individuals who are eligible employees on the start date of any offering period may enter the plan on that start date or on any subsequent quarterly entry date (generally February 1, May 1, August 1 or November 1 each year). Individuals who become eligible employees after the start date of the offering period may join the plan on any subsequent quarterly entry date within that period.

   A participant may contribute up to 15% of his or her cash earnings through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date (the last business day in April and October each year). The purchase price per share will be 85% of the lower of the fair market value of our common stock on the participant's entry date into the offering period or the fair market value on the semi-annual purchase date. The first purchase date will occur on the last business day in October 2000. In no event, however, may any participant purchase more than 1,309 shares. Should the fair market value of our common stock on any semi-annual purchase date be less than the fair market value on the first day of the offering period, then the current offering period will automatically end and a new offering period will begin, based on the lower fair market value.

   The board may at any time amend or modify the plan. The plan will terminate no later than the last business day in April 2010.

                          RELATED PARTY TRANSACTIONS

   The following is a description of transactions during the last three years to which we have been a party, in which the amount involved in the transaction exceeded $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements that are otherwise required to be described under "Management."

Private Placement Of Equity

   During the past three years, we have issued shares of our convertible preferred stock as follows:

  . In August 1999, we issued warrants exercisable into 10,233 shares of Series D preferred stock to Silicon Valley Bank for $7.74 share.

  . In March 1999, we sold 4,069,767 shares of Series D preferred stock in a private placement at a purchase price of $7.74 per share;

  . In July and September 1997, we sold an aggregate of 1,471,500 shares of Series C preferred stock in a private placement at a purchase price of $3.70 per share and issued warrants to purchase 1,603,360 shares of common stock for $.47 per share.

   Our officers, directors and 5% stockholders participated in the foregoing transactions as follows:

                                          Number of                  Aggregate Number of Shares of
                           Number of     Warrants to     Number of    Common Stock Issuable Upon
                             Shares    Purchase Shares    Shares       Exercise of Warrants and
Name of Purchaser         of Series C*    of Common    of Series D** Conversion of Preferred Stock
-----------------         ------------ --------------- ------------- -----------------------------
Mark R. Urdahl..........        --             --              --                  3,204
Dr. Albert Edgar........        --             --              --                 19,112
Harvey B. Cash..........     13,513         14,722             --                 67,787
CenterPoint Venture
 Partners...............    594,595        647,884         258,398             3,321,100
InterWest Funds.........    405,406        441,739         258,398             2,372,010
Sevin Rosen Funds.......    374,325        407,869         516,796             2,554,326
Entities associated with
 Technology
Crossover Ventures......        --             --        1,453,489             1,902,615

--------

* Each share of Series C preferred stock is convertible into 3.927 shares of common stock.

** Each share of Series D preferred stock is convertible into 1.309 shares of common stock.

   Registration Rights. We granted registration rights to the investors in our preferred stock which require us to register or include their shares in a registered offering of our securities. Please see "Description of Capital Stock--Registration Rights" for a description of these rights.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding beneficial ownership of our common stock at December 31, 1999 and as adjusted to reflect the sale of shares offered hereby, by (1) each person who is known by us to own beneficially more than 5% of our common stock, (2) each of our directors,
(3) each of our executive officers named in the Summary Compensation Table on page 47 and (4) all executive officers and directors as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options or warrants held by such persons that are exercisable within 60 days of this offering. The percentage of beneficial ownership before the offering is based on 28,701,437 shares of common stock outstanding at December 31, 1999, consisting of 17,226,732 shares of common stock outstanding, and 11,474,705 shares of common stock issuable upon the conversion of the preferred stock.

                                                                Percentage of
                                                                Common Stock
                                                                Beneficially
                                                                    Owned
                                                    Shares    -----------------
                                                 Beneficially  Before   After
               Beneficial Owners                   Owned      Offering Offering
------------------------------------------------ ------------ -------- --------
Named Officers and Directors:
Mark R. Urdahl..................................  3,330,003     11.6%     9.7%
Dr. Albert Edgar................................  3,320,575     11.6      9.7
Jerome W. Johnson...............................    262,454        *        *
John Asa........................................     19,635        *        *
Harvey B. Cash..................................     67,787        *        *
Carmelo Gordian.................................     19,635        *        *
Richard H. Kimball..............................  1,902,615      6.6      5.5
Peter M. Palermo................................     71,995        *        *
All directors and executive officers as a group
 (11 persons)...................................  9,829,055     34.2     28.6

Other 5% Stockholders:
CenterPoint Venture Partners....................  3,321,100     11.6      9.6
Sevin Rosen Funds...............................  2,554,326      8.9      7.4
InterWest Funds.................................  2,372,010      8.3      6.9
Sada Cumber.....................................  2,115,345      7.4      6.1
Entities associated with Technology Crossover
 Ventures ......................................  1,902,615      6.6      5.5

--------
   *Less than 1%.

   Named Officers and Directors. Additional information regarding beneficial ownership of shares held by our executive officers and directors is contained below. Except as indicated below, the address for each executive officer and director is c/o Applied Science Fiction, Inc., 8920 Business Park Drive, Austin, Texas 78759.

     Mark R. Urdahl. Includes 3,204 shares issuable upon exercise of a currently exercisable warrant and 46,448 shares of common stock which are currently unvested and subject to our right to repurchase them if Mr. Urdahl's services are terminated prior to vesting.

     Dr. Albert Edgar. Includes 1,602 shares issuable upon exercise of a currently exercisable warrant and 21,112 shares of common stock which are currently unvested and subject to our right to repurchase them if Mr. Edgar's services are terminated prior to vesting.

     Jerome W. Johnson. Includes 262,454 shares of common stock which are currently unvested and subject to our right to repurchase them if Mr. Johnson's services are terminated prior to vesting.

     Harvey B. Cash. Includes 14,722 shares issuable upon exercise of a currently exercisable warrant.

     Peter M. Palermo. Includes 71,995 shares of common stock which are currently unvested and subject to our right to repurchase them if Mr. Palermo's services are terminated prior to vesting.

     Richard H. Kimball. Includes 1,902,615 shares held by entities associated with Technology Crossover Ventures over which Mr. Kimball, along with Jay C. Hoag, has sole investment control.

     Carmelo M. Gordian. Includes a currently exercisable option for 19,635 shares that was issued on January 24, 2000.

     John Asa. Includes a currently exercisable option for 19,635 shares that was issued on January 24, 2000.

     All directors and officers as a group. Includes 255,255, 242,165 and 336,936 shares of common stock owned by Messrs. Sleet, Sullivan and Seccombe. These shares are currently unvested and subject to our right to repurchase them if the respective individual's service is terminated prior to vesting.

   Other 5% Stockholders. Additional information regarding the beneficial owners of 5% or more of our stock is as follows:

     CenterPoint Venture Partners. Includes 647,884 shares underlying a warrant that is exercisable upon completion of this offering. Paluck Associates, LP has sole voting and investment control over the shares owned by CenterPoint Venture Partners, L.P. Robert J. Paluck is the general partner of Paluck Associates, LP. CenterPoint Venture Partners, L.P.'s address is Two Galleria Tower, 13455 Noel Road, Suite 1670, Dallas, Texas 75240.

     Funds affiliated with Sevin Rosen. Includes (a) 1,383,593 shares and 338,900 shares underlying a warrant that is exercisable upon completion of this offering held by Sevin Rosen Fund V, L.P.; (b) 59,150 shares and 14,490 shares underlying a warrant that is exercisable upon completion of this offering held by Sevin Rosen V Affiliates Fund L.P.; (c) 196,350 shares and 54,479 shares underlying a warrant that is exercisable upon completion of this offering held by Sevin Rosen Management Company; (d) 415,847 shares held by Sevin Rosen Fund VI, L.P.; and (e) 37,038 shares held by Sevin Rosen VI Affiliates Fund, L.P. (collectively, the "Sevin Rosen Funds"). SRB Associates V L.P. is the general partner of the Sevin Rosen Funds and exercises investment and voting power over the shares held by these entities. The address of the investment funds associated with Sevin Rosen is Two Galleria Tower, 13455 Noel Road, Suite 1670, Dallas, Texas 75240.

     Funds affiliated with InterWest Ventures. Includes (a) 1,872,869 shares and 428,667 shares underlying a warrant that is exercisable upon completion of this offering held by InterWest Partners VI, L.P. and (b) 57,402 shares and 13,072 shares underlying a warrant that is exercisable upon completion of this offering held by InterWest Investors VI, L.P. InterWest Management Partners VI, LLC has sole voting and investment control over the shares owned by InterWest Partners VI, L.P. and InterWest Investors VI, L.P. Harvey B. Cash, Alan W. Crites, Philip T. Gianos, W. Scott Hedrick, W. Stephen Holmes, Robert R. Mornsen and Gilbert H. Kilman have shared voting and investment control over InterWest Management Partners VI, LLC. Each of these individuals disclaims beneficial ownership of the shares owned by InterWest Partners VI, L.P. and InterWest Investors VI, L.P., except to the extent of their pro rata partnership interests therein. The address of the investment funds associated with InterWest Ventures is 3000 Sand Hill Road, Building 3, Suite 255, Menlo Park, California 94025.

     Sada Cumber. Includes 122,719 shares of common stock which are currently unvested and subject to our right to repurchase them if Mr. Cumber's services are terminated prior to vesting.

     Funds affiliated with Technology Crossover Ventures. Includes 13,815 shares held by TCV III (GP), 65,622 shares held by TCV III, L.P., 1,744,192 shares held by TCV III (Q), L.P., and 78,986 shares held by TCV III Strategic Partners, L.P. (collectively, the "TCV Funds"). Technology Crossover Management III, L.L.C. has sole investment control over the TCV Funds. Richard H. Kimball and Jay C. Hoag have sole investment control over Technology Crossover Management III, L.L.C. Mr. Kimball and Mr. Hoag disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address for each of Mr. Kimball and the TCV Funds is c/o Technology Crossover Ventures, 575 High Street, Suite 400, Palo Alto, California 94301.

                         DESCRIPTION OF CAPITAL STOCK

General

   Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $.001 par value, and 25,000,000 shares of undesignated preferred stock, $.001 par value. The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, each as amended, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   At December 31, 1999, there were 28,701,437 shares of our common stock outstanding after giving pro forma effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering. These shares were held of record by approximately 200 stockholders.

   The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose.

   In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

   Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series with certain rights, preferences and privileges which may be greater than the rights of the common stock. It is not possible to accurately describe the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  .  restricting dividends on our common stock;

  .  diluting the voting power of our common stock;

  .  impairing the liquidation rights of our common stock; or

  . delaying or preventing a change in control of our company without further action by the stockholders.

   Upon the closing of this offering, no shares of preferred stock will be outstanding. At present, we have no plans to issue any shares of preferred stock.

Warrants

   At December 31, 1999, there were warrants outstanding to purchase 7,740 shares of Series B preferred stock and 10,233 shares of Series D preferred stock. Upon completion of this offering, these warrants will become exercisable, in the aggregate, for 43,786 shares of common stock. In addition, there were warrants outstanding to purchase 1,603,360 shares of common stock which upon completion of this offering will become exercisable. Also, under the terms of a warrant issued to Silicon Valley Bank, Silicon Valley Bank may become entitled to purchase up to $1.2 million of our common stock in certain circumstances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Registration Rights

   According to the terms of an investors' rights agreement, beginning 180 days after the closing of this offering, some of our stockholders, who hold in the aggregate 11,105,880 shares of common stock and warrants to purchase 1,616,754 shares of common stock, may exercise a demand registration right to require us to file one registration statement under the Securities Act of 1933, as amended, with respect to the resale of their shares. However, if the shares registered under the requested registration statement are less than two-thirds of the then outstanding shares subject to the demand registration right, then these stockholders may request that another registration statement be filed. To demand such registration, investors holding an aggregate of at least 3,180,658 shares, or a lower amount of shares that would raise at least $7.5 million in proceeds to the investors, must request that the registration statement be filed. We are not required to effect more than one demand registration in any 12 month period except as noted above.

   We granted to IBM the same registration rights as set forth in the investors rights agreement noted above for the 769,230 shares held by IBM. For IBM to require us to file a registration statement pursuant to its demand right, at least one-half of the shares held by it must be included in such registration statement, or a lower amount of shares that would raise at least $7.5 million in proceeds to it.

   Additionally, the holders of 23,319,953 shares of common stock and warrants to purchase 1,656,906 shares of common stock, will have piggyback registration rights with respect to the registration of shares of common stock under the Securities Act. If we propose to register any shares of common stock under the Securities Act, the holders of shares having piggyback registration rights are entitled to receive notice of that registration and are entitled to include their shares in the registration.

   At any time after we become eligible to file a registration statement on Form S-3, holders of demand registration rights may require us to file up to four registration statements on Form S-3 under the Securities Act with respect to their shares of common stock. We are not required to effect more than two such registrations on Form S-3 in any 12 month period.

   These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear all of the expenses of all registrations under the investors' rights agreement, except underwriting discounts and selling commissions. The investors' rights agreement also contains our commitment to indemnify the holders of registration rights and certain other people for certain losses they may incur in connection with registrations under the agreement. Registration of any of the shares of common stock held by security holders with registration rights would result in those shares becoming freely tradeable without restriction under the Securities Act.

Anti-Takeover Provisions

   Certain provisions of Delaware law, our certificate of incorporation and our bylaws could make the following transactions more difficult:

  .  our acquisition by means of a tender offer;

  .  our acquisition by means of a proxy contest or otherwise; or

  .  the removal of our incumbent officers and directors.

   These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids. They are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of our increased ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals as negotiation of such proposals could result in an improvement of their terms.

   Delaware Anti-Takeover Law. We are subject to Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general,
Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including, but not limited to, discouraging attempts that might result in a premium over the market price of shares of common stock held by our stockholders.

   Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term upon being elected by our stockholders. See "Management--Executive Officers and Directors." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company because it generally makes it more difficult for stockholders to replace a majority of the directors.

   Stockholders Meetings. Under our bylaws, only our board of directors, chairman of the board and president may call special meetings of stockholders.

   Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and stockholder nominations of candidates for election as directors.

   Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent.

   Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of our directors.

   Undesignated Preferred Stock. The authorization of undesignated preferred stock allows our board of directors to issue preferred stock with voting and other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in our officers and directors.

   Supermajority Vote Provisions. The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation imposes supermajority vote requirements in connection with the amendment of certain provisions of our certificate of incorporation, including the provisions relating to the classified board of directors and action by written consent of stockholders.

   Indemnification. Our company is authorized to indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnity agreements with all of our directors and officers and have purchased directors' and officers' liability insurance. In addition, our charter limits the personal liability of our board members for breaches by the directors of their fiduciary duties where permitted under Delaware law.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

   If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, because we do not expect any shares will be available for sale for 180 days after this offering as a result of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon the closing of this offering, we will have outstanding an aggregate of 34,470,666 shares of our common stock, based upon the number of shares outstanding at December 31, 1999, and assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless they are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining shares will be eligible for sale in the public market as follows:

 Number of Shares                     Date
 ----------------                     ----
    28,701,437    After the date of this prospectus, freely
                  tradable shares sold in this offering and
                  shares saleable under Rule 144(k) that are
                  not subject to the 180-day lock-up.

    27,247,547    After 180 days from the date of this
                  prospectus, the 180-day lock-up is released
                  and these shares are saleable under Rule
                  144 (subject, in some cases, to volume
                  limitations), Rule 144(k) or Rule 701.

     1,453,890    After 180 days from the date of this
                  prospectus, restricted securities that are
                  held for less than one year and are not yet
                  saleable under Rule 144.

   The remaining 28,701,437 shares of common stock held by existing stockholders are "restricted securities" as defined in Rule 144. Our existing stockholders may sell restricted securities in the public market only if the shares are registered or if the shares qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.

   Lock-up Agreements. All of our directors and officers and substantially all of our stockholders and option holders are expected to sign lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Morgan Stanley & Co. Incorporated.

   Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 344,706 shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

   Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the closing of this offering.

   Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

   Registration Rights. After this offering, the holders of at least 23,319,953 shares of our common stock and warrants to acquire up to 1,656,906 shares of our common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. See "Description of Capital Stock--Registration Rights." After such registration, these shares of our common stock will become freely tradeable without restriction under the Securities Act. These sales could cause the market price of our common stock to decline.

   Stock Plans. After this offering, we intend to file a Form S-8 registration statement under the Securities Act covering 7,199,500 shares of common stock issued or reserved for issuance under our 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan. We expect this registration statement to become effective as soon as practicable after the effective date of this offering.

   As of December 31, 1999, options to purchase 354,002 shares of our common stock were issued and outstanding. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the expiration of lock-up agreements.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name                                                            Number of Shares
----                                                            ----------------
Morgan Stanley & Co. Incorporated..............................
Credit Suisse First Boston Corporation.........................
Salomon Smith Barney Inc.......................................
Prudential Securities Incorporated.............................
                                                                   ---------
  Total........................................................    5,769,229
                                                                   =========

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   Morgan Stanley Dean Witter Online Inc., an affiliate of Morgan Stanley & Co. Incorporated, is acting as an underwriter in connection with the offering and will distribute shares of common stock over the Internet to its eligible account holders.

   Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential AdvisorSM, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents
a concession not in excess of $    a share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $    a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 865,384 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would
be $   , the total underwriters' discounts and commissions would be $   and
total proceeds to us would be $   .

   The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

   We have filed an application to qualify our common stock for quotation on the NASDAQ National Market under the symbol "ASFX."

   We have agreed, and, each of our directors and officers and substantially all of our stockholders have agreed, that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The restrictions in this paragraph do not apply to:

  .  the sale of shares to the underwriters; or

  . the issuance by us of options under our stock option and employee stock compensation plans or shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   From time to time, Morgan Stanley & Co. Incorporated has provided, and continues to provide, investment banking services to us.

   We have agreed, and the underwriters have agreed, to indemnify each other against certain liabilities, including liabilities under the Securities Act.

   At our request, the underwriters have reserved for sale, at the initial offering price, up to 576,922 shares offered hereby for the directors, officers, employees, business associates, stockholders and related persons of our company. Of this amount, up to 288,461 shares, representing up to five percent of the shares of our common stock sold by us in the offering, will be offered to the holders of our Series D preferred stock pursuant to an agreement made with them prior to the filing of this registration statement. The shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Pricing of the Offering

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of our company and our industry in general, sales, earnings and certain other financial operating information of our company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company. The anticipated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Austin, Texas and for the underwriters by Davis Polk & Wardwell, New York, New York. Mr. Gordian, a partner at Brobeck, Phleger & Harrison LLP, was recently appointed as one of our directors and in connection with such appointment, was granted an option to purchase 19,635 shares of our common stock.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1999, and for each of the three years in the period ending December 31, 1999, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

                         WHERE YOU CAN FIND ADDITIONAL
                   INFORMATION ABOUT APPLIED SCIENCE FICTION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Complete exhibits have been filed with our registration statements on Form S-1.

   You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. You may obtain copies of all or any part of our registration statement from the Securities and Exchange Commission upon payment of prescribed fees. Our filings with the Securities and Exchange Commission, including the registration statement, are also available without charge at the Securities and Exchange Commission's Web site http://www.sec.gov.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference rooms, and the Web site of the Securities and Exchange Commission referred to above.

                         APPLIED SCIENCE FICTION, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Auditors............................................ F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999.............. F-3

Consolidated Statements of Operations for the Years Ended December 31,
 1997, 1998 and 1999...................................................... F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the Years
 Ended December 31, 1997, 1998 and 1999................................... F-5

Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1998 and 1999...................................................... F-6

Notes to Consolidated Financial Statements................................ F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Applied Science Fiction, Inc.

   We have audited the accompanying consolidated balance sheets of Applied Science Fiction, Inc. as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Applied Science Fiction, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Austin, Texas

January 21, 2000, except as to the 4th paragraph  of Note 9 as to which the
date is      .

   The foregoing report is in the form that will be signed upon the completion of the 1.309 for one forward split for all common shares in the form of a stock dividend payable upon the effectiveness of the Company's Initial Public Offering as described in Note 9 to the consolidated financial statements.

                                          /s/ Ernst & Young LLP

Austin, Texas

March 24, 2000

                         APPLIED SCIENCE FICTION, INC.

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                                     Pro Forma
                                                                   Stockholders'
                                                  December 31,        Equity
                                                -----------------  December 31,
                                                 1998      1999        1999
                                                -------  --------  -------------
                                                                    (Unaudited)
                    ASSETS
                    ------
Current assets:
  Cash and cash equivalents...................  $   633  $  6,092
  Short-term investments......................      --      4,906
  Accounts receivable, net of allowance of $0
   in 1998 and $20 in 1999....................      170     1,372
  Prepaid expenses and other current assets...       60       268
                                                -------  --------
    Total current assets......................      863    12,638
Property and equipment:
  Computer equipment and software.............      770     2,815
  Lab equipment...............................      441     1,263
  Furniture and fixtures......................      248       476
                                                -------  --------
                                                  1,459     4,554
  Accumulated depreciation....................     (407)   (1,675)
                                                -------  --------
Net property and equipment....................    1,052     2,879
Long-term investments.........................      --      7,737
Other long-term assets........................      313       402
                                                -------  --------
    Total assets..............................  $ 2,228  $ 23,656
                                                =======  ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
----------------------------------------------
Current liabilities:
  Accounts payable and accrued liabilities....  $   696  $  1,735
  Accrued compensation........................      524     1,917
  Deferred revenues...........................      177       150
  Current portion of notes payable to bank....      423     1,402
                                                -------  --------
    Total current liabilities.................    1,820     5,204
Accrued rent..................................      338       286
Notes payable to bank, less current portion...    3,028     6,436
Stockholders' equity (deficit):
  Convertible Preferred Stock; $.001 par
   value; 25,000,000 shares authorized;
   1,573,917 and 5,653,162 shares designated;
   1,564,606 and 5,635,189 shares issued and
   outstanding; liquidation preference of
   $5,616 and $37,118 at December 31, 1998 and
   1999, respectively; and none issued and
   outstanding pro forma......................        2         6    $    --
  Common Stock: $.001 par value; 100,000,000
   shares authorized; and 14,641,701,
   17,226,732 and 28,701,437 shares issued and
   outstanding at December 31, 1998, 1999, and
   pro forma, respectively....................       15        17          29
  Additional paid-in capital..................    5,968    50,348      50,342
  Deferred stock-based compensation...........      --     (7,957)     (7,957)
  Notes receivable from stockholders..........     (232)   (5,675)     (5,675)
  Accumulated other comprehensive loss........      --        (42)        (42)
  Accumulated deficit.........................   (8,711)  (24,967)    (24,967)
                                                -------  --------    --------
    Total stockholders' equity (deficit)......   (2,958)   11,730    $ 11,730
                                                -------  --------    ========
    Total liabilities and stockholders' equity
     (deficit)................................  $ 2,228  $ 23,656
                                                =======  ========

                            See accompanying notes.

                         APPLIED SCIENCE FICTION, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                      Year ended December 31,
                                                      -------------------------
                                                       1997    1998      1999
                                                      ------  -------  --------
Revenues:
  Contract revenues.................................  $  628  $   214  $  3,152
  Royalty revenues..................................     --       288       821
                                                      ------  -------  --------
    Total revenues..................................     628      502     3,973
Costs and expenses:
  Cost of contract revenues, including $475 for
   amortization of stock-based compensation in 1999.      43      250     2,622
  Research and development, including $690 for
   amortization of stock-based compensation in 1999.     717    4,218     9,740
  Selling, general and administrative, including
   $624 for amortization of stock-based compensation
   in 1999..........................................     998    3,572     8,253
                                                      ------  -------  --------
                                                       1,758    8,040    20,615
                                                      ------  -------  --------
Loss from operations................................  (1,130)  (7,538)  (16,642)
Interest income.....................................     116      167     1,092
Interest expense....................................      (4)    (122)     (627)
Other income (expense), net.........................      90      (17)       (8)
                                                      ------  -------  --------
Net loss before foreign withholding taxes...........    (928)  (7,510)  (16,185)
Foreign withholding taxes...........................      62      --         71
                                                      ------  -------  --------
Net loss............................................  $ (990) $(7,510) $(16,256)
                                                      ======  =======  ========
Basic and diluted net loss per share................  $(0.14) $ (0.77) $  (1.33)
                                                      ======  =======  ========
Shares used in computing basic and diluted net loss
 per share..........................................   7,017    9,719    12,244
                                                      ======  =======  ========
Pro forma basic and diluted net loss per share......                   $  (0.69)
                                                                       ========
Shares used in computing pro forma basic and diluted
 net loss per share.................................                     23,718
                                                                       ========



                            See accompanying notes.

                         APPLIED SCIENCE FICTION, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                     (In thousands, except share amounts)

                     Convertible
                   Preferred Stock     Common Stock                               Notes      Accumulated
                   ----------------- ----------------- Additional   Deferred    Receivable      Other
                                $                 $     Paid-In   Stock-Based      from     Comprehensive Accumulated
                    Shares    Amount   Shares   Amount  Capital   Compensation Stockholders Income (Loss)   Deficit
                   ---------  ------ ---------- ------ ---------- ------------ ------------ ------------- -----------
Balance at
December 31,
1996.............    201,906   $ 1   11,417,743  $11    $   345     $   --       $    (3)       $--        $   (211)
 Cancellation of
 Series A
 Preferred Stock.   (108,800)  --           --   --         --          --           --          --             --
 Issuance of
 Series C
 Preferred Stock,
 net of offering
 costs of $131...  1,471,500     1          --   --       5,312         --           --          --             --
 Issuance of
 Common Stock to
 certain founders
 for services
 rendered........        --    --       911,062    1         85         --           --          --             --
 Issuance of
 Common Stock
 under Stock
 Option/Stock
 Issuance Plan,
 net of
 cancellations...        --    --       575,407    1         55         --           (56)        --             --
 Net loss........                                                                                              (990)
 Comprehensive
 loss............        --    --           --   --         --          --           --          --             --
                   ---------   ---   ----------  ---    -------     -------      -------        ----       --------
Balance at
December 31,
1997.............  1,564,606     2   12,904,212   13      5,797         --           (59)        --          (1,201)
 Issuance of
 Common Stock
 under Stock
 Option/Stock
 Issuance Plan,
 net of
 cancellations...        --    --     1,737,489    2        171         --          (173)        --             --
 Net loss........                                                                                            (7,510)
 Comprehensive
 loss............        --    --           --   --         --          --           --          --             --
                   ---------   ---   ----------  ---    -------     -------      -------        ----       --------
Balance at
December 31,
1998.............  1,564,606     2   14,641,701   15      5,968         --          (232)        --          (8,711)
 Issuance of
 Series B
 Preferred Stock
 upon exercise of
 warrants........        816   --           --   --           2         --           --          --             --
 Issuance of
 Series D
 Preferred Stock,
 net of offering
 costs of $2,331.  4,069,767     4          --   --      29,165         --           --          --             --
 Issuance of
 Common Stock
 under Stock
 Option/Stock
 Issuance Plan,
 net of
 cancellations...        --    --     2,585,031    2      5,442         --        (5,443)        --             --
 Issuance of
 warrants to
 purchase
 preferred stock.        --    --           --   --          25         --           --          --             --
 Stock-based
 compensation....        --    --           --   --       9,746      (9,746)         --          --             --
 Amortization of
 deferred stock-
 based
 compensation....        --    --           --   --         --        1,789          --          --             --
 Net loss........                                                                                --         (16,256)
 Foreign currency
 adjustment......                                                                                  3            --
 Unrealized loss
 on available-
 for-sale
 securities......        --    --           --   --         --          --           --          (45)           --
 Comprehensive
 loss............        --    --           --   --         --          --           --          --             --
                   ---------   ---   ----------  ---    -------     -------      -------        ----       --------
Balance at
December 31,
1999.............  5,635,189   $ 6   17,226,732  $17    $50,348     $(7,957)     $(5,675)       $(42)      $(24,967)
                   =========   ===   ==========  ===    =======     =======      =======        ====       ========
                       Total
                   Stockholders'
                      Equity
                     (Deficit)
                   -------------
Balance at
December 31,
1996.............    $    143
 Cancellation of
 Series A
 Preferred Stock.         --
 Issuance of
 Series C
 Preferred Stock,
 net of offering
 costs of $131...       5,313
 Issuance of
 Common Stock to
 certain founders
 for services
 rendered........          86
 Issuance of
 Common Stock
 under Stock
 Option/Stock
 Issuance Plan,
 net of
 cancellations...         --
 Net loss........        (990)
                   -------------
 Comprehensive
 loss............        (990)
                   -------------
Balance at
December 31,
1997.............       4,552
 Issuance of
 Common Stock
 under Stock
 Option/Stock
 Issuance Plan,
 net of
 cancellations...         --
 Net loss........      (7,510)
                   -------------
 Comprehensive
 loss............      (7,510)
                   -------------
Balance at
December 31,
1998.............      (2,958)
 Issuance of
 Series B
 Preferred Stock
 upon exercise of
 warrants........           2
 Issuance of
 Series D
 Preferred Stock,
 net of offering
 costs of $2,331.      29,169
 Issuance of
 Common Stock
 under Stock
 Option/Stock
 Issuance Plan,
 net of
 cancellations...           1
 Issuance of
 warrants to
 purchase
 preferred stock.          25
 Stock-based
 compensation....         --
 Amortization of
 deferred stock-
 based
 compensation....       1,789
 Net loss........     (16,256)
 Foreign currency
 adjustment......           3
 Unrealized loss
 on available-
 for-sale
 securities......         (45)
                   -------------
 Comprehensive
 loss............     (16,298)
                   -------------
Balance at
December 31,
1999.............    $ 11,730
                   =============

                            See accompanying notes.

                         APPLIED SCIENCE FICTION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1997    1998      1999
                                                     ------  -------  --------
Operating activities
Net loss............................................ $ (990) $(7,510) $(16,256)
Non-cash adjustments to net loss:
  Depreciation expense..............................     31      383     1,268
  Compensation expense related to issuance of common
   stock............................................     86      --        --
  Amortization of warrant...........................    --       --          5
  Amortization of stock-based compensation..........    --       --      1,789
  Changes in assets and liabilities:
    Accounts receivable.............................    (33)     (70)   (1,202)
    Prepaids and other assets.......................    (30)    (342)     (277)
    Accounts payable and accrued liabilities........     50      921       987
    Accrued compensation............................    199      326     1,393
    Deferred revenues...............................    669     (493)      (27)
                                                     ------  -------  --------
Cash used in operating activities...................    (18)  (6,785)  (12,320)
Investing activities
Purchases of short- and long-term investments.......    --       --    (18,188)
Maturities of short- and long-term investments......    --       --      5,500
Purchases of property and equipment, net of
 retirements........................................   (172)  (1,232)   (3,095)
                                                     ------  -------  --------
Cash used in investing activities...................   (172)  (1,232)  (15,783)
Financing activities
Proceeds from issuance of notes payable to bank.....    --     3,451     5,530
Payments on notes payable to bank...................    --       --     (1,143)
Proceeds from issuance of preferred stock, net of
 offering costs.....................................  5,313      --     29,169
Proceeds from exercise of preferred stock warrants..    --       --          2
Proceeds from notes receivable from stockholders....    --       --          1
                                                     ------  -------  --------
Cash provided by financing activities...............  5,313    3,451    33,559
Effect of exchange rate changes on cash and cash
 equivalents........................................    --       --          3
                                                     ------  -------  --------
Net increase (decrease) in cash.....................  5,123   (4,566)    5,459
Cash and cash equivalents at beginning of year......     76    5,199       633
                                                     ------  -------  --------
Cash and cash equivalents at end of year............ $5,199  $   633  $  6,092
                                                     ======  =======  ========
Supplemental disclosure of cash flow information
Foreign taxes paid.................................. $   62  $   --   $     71
                                                     ======  =======  ========
Interest paid....................................... $    4  $   122  $    627
                                                     ======  =======  ========
Non-cash transaction
Issuance of Common Stock under Stock Option/Stock
 Issuance plan and paid through the issuance of
 full-recourse notes by stockholders, net of
 cancellations...................................... $   56  $   173  $  5,444
                                                     ======  =======  ========
Issuance of warrants to purchase preferred stock.... $  --   $   --   $     25
                                                     ======  =======  ========

                            See accompanying notes.

                         APPLIED SCIENCE FICTION, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

   Applied Science Fiction, Inc. (the Company, or ASF) is a leading innovator, developer and licensor of proprietary imaging technologies that optimize, enhance and enable the digitization of photographic images for traditional photoprocessing applications, as well as desktop, professional and Internet publishing applications. The Company, a Delaware corporation, was incorporated on June 15, 1995.

2. Summary of Significant Accounting Policies

Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Applied Science Fiction Japan Co., Ltd. All intercompany transactions and balances have been eliminated in consolidation.

Unaudited Pro Forma Information

   Upon the closing of the initial public offering, each of the outstanding shares of Series D convertible preferred stock will convert into one share of common stock and each of the outstanding shares of Series C and Series B convertible preferred stock will convert into three shares of common stock. The pro forma stockholders' equity presents the Company's stockholders' equity as if this had occurred at December 31, 1999.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist of highly liquid cash equivalents, short- and long-term investments and trade receivables. The Company's cash equivalents, short- and long-term investments are placed with high credit quality financial institutions and issuers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company provides for an allowance for doubtful accounts receivable based upon the expected collectibility of such receivables.

   The following table summarizes the changes in the allowance for doubtful accounts receivable (in thousands):

      Balance at December 31, 1998........................................ $ --
      Additions charged to costs and expenses.............................   20
      Write-off of uncollectible accounts.................................   --
                                                                           ----
      Balance at December 31, 1999........................................ $ 20
                                                                           ====

   There was no activity in the allowance for doubtful accounts receivable, nor any related balance, in 1997 or 1998.

                         APPLIED SCIENCE FICTION, INC.

   The following is a detail of customers that accounted for greater than 10% of gross revenue in the respective fiscal years:

                                                                  1997 1998 1999
                                                                  ---- ---- ----
      Customer A................................................. 64%  74%  25%
      Customer B................................................. 35%  16%   --
      Customer C.................................................  --   --  43%

Cash, Cash Equivalents and Long- and Short-Term Investments

   The Company's cash equivalents, short- and long-term investments consist of highly liquid debt instruments--all of which are high-grade corporate securities--and are held by three U.S. banks. The Company considers all debt instruments with an original maturity at date of purchase of (i) three months or less to be cash equivalents; (ii) between three and twelve months to be short-term investments; and (iii) twelve months or more to be long-term investments.

   The Company's debt instruments have been classified as available-for-sale and are stated at market value with unrealized gains and losses reported as a component of "accumulated other comprehensive loss" within stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary are included in "interest income" and have not been material to date.

   The amortized cost and estimated fair value of debt securities at December 31, 1999, by contractual maturity, is shown below (in thousands). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                  Gross      Gross    Estimated
                                                Unrealized Unrealized   Fair
                                         Cost     Gains      Losses     Value
                                        ------- ---------- ---------- ---------
                                                    (In thousands)
      Due in one year or less.......... $ 4,701    $ 1        $ --     $ 4,702
      Due after one year through five
       years...........................   7,987     --         (46)      7,941
                                        -------    ---        ----     -------
                                        $12,688    $ 1        $(46)    $12,643
                                        =======    ===        ====     =======

Fair values were determined using quoted market prices.

Fair Value of Financial Instruments

   The Company's financial instruments consist principally of cash and cash equivalents, short-and long-term investments, receivables, accounts payable, and borrowings. The Company believes all of the financial instruments' recorded values approximate current market values. The estimated fair value of the Company's investment securities and debt instruments have been determined by the Company using appropriate market information and valuation methodologies.

Property and Equipment

   Property and equipment are carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of the assets (generally two to five years).

Computer Software to be Sold, Leased or Otherwise Marketed

   The Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The Company has defined technological feasibility as the completion of a working model. The Company has not capitalized any software development costs as such costs have been insignificant.

                         APPLIED SCIENCE FICTION, INC.

Revenue Recognition

   Since inception and through December 31, 1999, the Company's revenues have been derived from contract fees associated with its DFP (Digital Film Processing), Digital ICE (Image Correction and Enhancement), and Digital ROC (Reconstruction of Colors) technologies and royalties associated with its Digital ICE technology. Contract fees generally refer to fees paid by original equipment manufacturers (OEMs) for developing, adapting and customizing the Company's technologies for use in OEM products. The Company's contract fees are generally fixed and such fees are generally recognized as revenues based upon the achievement of certain milestones in accordance with the terms of the related arrangements. Cost of contract revenues include the portion of engineering costs that the Company has incurred to fulfill its obligations under the related arrangements determined based on actual engineering hours incurred. Any losses on contracts are recognized when it is probable that the costs estimated to achieve a defined milestone exceed the revenue to be recognized upon achievement of that milestone. Royalties under Digital ICE license agreements are recognized as revenues when shipments by the licensee of products that incorporate the Digital ICE technology are reported to the Company. Such reports are generally received by the Company in the quarter following shipment by the licensee of such products resulting in a one quarter delay between shipment and recognition of revenues from those sales.

   The amount of any royalties received in advance of shipment and contract fees received by the Company in excess of recognized revenues are recorded as deferred revenues, as appropriate, until earned.

Advertising

   Advertising costs are expensed as incurred. Advertising expenses in the years ended December 31, 1997, 1998, and 1999 were not material.

Income Taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

   Stock-based compensation is recognized using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock, amortized over the vesting period. The deferred stock-based compensation is amortized using a graded vesting which results in higher amortization amounts in the first year of the vesting period and declining amortization amounts in each year thereafter. Any stock options granted to non-employee consultants are valued at the fair market value of the equity investment in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The resultant deferred stock-based compensation is amortized over the vesting period, or the expected life, of the applicable options, as appropriate. Information regarding the Company's pro forma disclosure of stock-based compensation pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, may be found under the heading "Stockholders' Equity" in these Notes to Consolidated Financial Statements (see Note 7).

Net Loss Per Share

   Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net loss per common share

                         APPLIED SCIENCE FICTION, INC.

was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of the Company's net losses.

   Pro forma basic and diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase) and the weighted average number of common shares resulting from the assumed conversion of outstanding shares of convertible preferred stock.

   The calculation of historical and pro forma basic and diluted net loss per share is as follows (in thousands, except per share amounts):

                                                      Year ended December 31,
                                                      -------------------------
                                                       1997    1998      1999
                                                      ------  -------  --------
Historical:
  Net loss..........................................  $ (990) $(7,510) $(16,256)
                                                      ======  =======  ========
Weighted-average shares of common stock outstanding.  11,836   14,014    15,266
Less: Weighted-average shares that may be
 repurchased........................................  (4,819)  (4,295)   (3,022)
                                                      ------  -------  --------
Weighted-average shares of common stock outstanding
 used in computing basic and diluted net loss per
 share..............................................   7,017    9,719    12,244
                                                      ======  =======  ========
Basic and diluted net loss per share................  $(0.14) $ (0.77) $  (1.33)
                                                      ======  =======  ========
Pro forma:
  Net loss..........................................                   $(16,256)
                                                                       ========
  Weighted-average shares used in computing basic
   and diluted net loss per share (from above)......                     12,244
  Adjustment to reflect the effect of the assumed
   conversion of preferred stock from the date of
   issuance.........................................                     11,474
                                                                       --------
  Weighted-average shares used in computing pro
   forma basic and diluted net loss per share.......                     23,718
                                                                       ========
  Pro forma basic and diluted net loss per share....                   $  (0.69)
                                                                       ========

   If the Company had reported net income, the calculation of historical and pro forma diluted earnings per share would have included approximately 4,819,000, 4,295,000 and 3,022,000 weighted average shares subject to repurchase, and approximately 617,000, 860,000 and 910,000 common equivalent shares related to outstanding stock options and warrants not included above (determined using the treasury stock method), for the years ended December 31, 1997, 1998 and 1999, respectively.

Foreign Currency Translation

   For the Company's foreign subsidiary, the functional currency has been determined to be the local currency, and therefore, assets and liabilities are translated at year end exchange rates, and income statement items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded in aggregate as a component of stockholders' equity. Gains and losses from foreign currency denominated transactions are included in other income (expense) and were not material in 1998 and 1999. There were no gains or losses from foreign currency denominated transactions during 1997.

Comprehensive Income (Loss)

   In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the

                         APPLIED SCIENCE FICTION, INC.

change in its net assets during the period from nonowner sources. The Company adopted this statement in 1998 and has presented its total comprehensive loss in the statements of stockholders' equity (deficit). There was no accumulated other comprehensive gain or loss during 1997 and 1998. Accumulated other comprehensive loss is comprised of unrealized losses on available-for-sale securities and foreign currency adjustments during 1999.

Segment Information

   Effective January 1, 1998, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. The adoption of SFAS No. 131 did not have a significant effect on the disclosure of segment information as the Company continues to consider its business activities as a single segment. Revenues from customers with principal offices in Japan were approximately $401,000, $402,000 and $1,901,000 for the years ending December 31, 1997, 1998, and 1999. Substantially all of the long-lived assets as of December 31, 1998 and 1999 are located in the United States.

Reclassifications

   Certain prior year amounts have been reclassified to conform to current year presentation.

Recently Issued Accounting Standards

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, which is effective for fiscal years beginning after June 15, 2000. This statement requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for the Company's year ending December 31, 2001. Management believes that this statement will not have a material impact on the Company's financial position or results of operations.

   In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The application of SAB No. 101 did not have a material impact on the financial statements of the Company.

   In March 1999, the FASB issued an exposure draft entitled "Accounting for Certain Transactions involving Stock Compensation," which is a proposed interpretation of APB Opinion No. 25. However, the exposure draft has not been finalized. Once finalized and issued, the current accounting practices for transactions involving stock compensation may need to change and such changes could affect the Company's future operating results.

3. Notes Payable to Bank

 Royalty Backed Annuity Notes

   In October 1998 and January 1999 respectively, the Company issued to Silicon Valley Bank a $2.5 million and a $3.5 million royalty-backed annuity note pursuant to a note purchase agreement. The two notes are secured by future royalty receipts under two specified Digital ICE license agreements. At December 31, 1999, these notes bore interest at an annual rate of 9.25%. According to the terms of the notes, the interest rate was decreased during 1999 when two additional products incorporating the Company's technologies began shipping and may be decreased further if a fourth licensed product begins shipping. Payments made under the specified Digital ICE manufacturing license

                         APPLIED SCIENCE FICTION, INC.

agreement are and, in certain circumstances, under the Digital ICE development and license agreement will be first applied against the interest obligation, with any remaining amounts then applied against the outstanding principal and other obligations. Any principal amount still outstanding beginning in October 2004 will be payable in equal quarterly installments over the succeeding four years. The Company may repay the annuity notes at any time without penalty.

   In the event the specified Digital ICE license agreement expires or terminates on or before October 2008 or January 2009, with respect to the $2.5 million and $3.5 million notes, respectively, Silicon Valley Bank may, at its option, demand that interest and principal amounts then outstanding be paid in equal quarterly installments in an amount that would fully amortize the outstanding principal from the date of the demand through the earlier of October 2008 or January 2009, as the case may be, and the four year anniversary of the expiration or termination of such agreement. In such case, the remaining principal amount of the annuity notes would bear interest at an annual rate equal to the then issuable four-year U.S. Treasury Bills plus 650 basis points. In addition, the Company would be obligated to issue to Silicon Valley Bank warrants to purchase shares of the Company's common stock with a value of $300,000 subject to upward incremental adjustments to a maximum of $1.2 million if the outstanding principal amount is not repaid within 36 months from a date the specified Digital ICE license agreement was terminated or expired.

 Equipment Lines of Credit

   During 1998 and 1999, the Company borrowed under two separate equipment lines of credit with the Bank to finance most of its purchases of capital equipment. At December 31, 1999, borrowings under these facilities bore interest at a weighted average rate of 8.90% and were collateralized by all of the Company's tangible assets except those resulting from specified Digital ICE license agreements discussed above. The Company is obligated to make equal monthly payments of principal plus interest through March and December 2001 under these respective lines of credit. Under the second line of credit, any prepayment of principal or interest is subject to a prepayment penalty.

   At December 31, 1999, $939,000 was available for future borrowings under the second line of credit. This second facility expires on March 31, 2000 and any future borrowings will bear a fixed interest rate equal to the then eighteen month U.S. treasury bill rate plus 325 basis points. No further borrowings are available under the first line of credit. Under both lines of credit, the Company is restricted from paying dividends without the written consent of the Bank.

   Notes payable to bank consisted of the following at December 31, 1999 (in thousands):

      Royalty backed annuity notes...................................... $5,544
      Borrowings under equipment lines of credit........................  2,294
                                                                         ------
        Total notes payable to bank.....................................  7,838
      Less: current portion............................................. (1,402)
                                                                         ------
                                                                         $6,436
                                                                         ======

   The expected future principal payments on notes payable to bank as of December 31, 1999 are presented below. The expected future principal payments related to the royalty backed annuity notes are determined based upon the most current forecast of royalty receipts under the specified Digital ICE license agreement in excess of the expected interest obligation at an interest rate of 9.25% (in thousands):

      2000............................................................... $1,402
      2001...............................................................    892
      2002 ..............................................................    --
      2003 ..............................................................    --
      Thereafter.........................................................  5,544
                                                                          ------
      Total principal.................................................... $7,838
                                                                          ======

                         APPLIED SCIENCE FICTION, INC.

4. Leases

   The Company leases certain office space and equipment under various noncancelable operating leases.

   Rent expense under all operating leases was $55,393, $606,156, and $707,351 for the years ended December 31, 1997, 1998 and 1999, respectively. Rent expense for the years ended December 31, 1998 and 1999 was offset by $230,259 and $334,946, respectively, in payments received by the Company pursuant to sublease agreements with several companies to rent office space not then occupied by the Company. Future minimum payments under these sublease agreements are not material. Under the terms of the Company's lease agreement for its corporate headquarters, the monthly payments increase at certain dates during the five-year term. Long-term accrued rent represents the cumulative difference between escalating rent payments made under the Company's facilities lease and rent expense recognized on a straight-line basis over the lease term. At December 31, 1999, future minimum lease payments under noncancelable leases are as follows (in thousands):

      2000............................................................... $  759
      2001...............................................................    777
      2002...............................................................    839
      2003...............................................................    292
                                                                          ------
      Total.............................................................. $2,667
                                                                          ======

5. Income Taxes

   As of December 31, 1999, the Company had federal net operating loss carryforwards of approximately $20,431,000, a research and development credit carryforward of approximately $573,000 and a foreign tax credit carryforward of approximately $133,000. The net operating loss carryforward and research and development credit carryforward will begin to expire in 2012 if not utilized. The foreign tax credit carryforward will begin to expire in 2003 if not utilized.

   The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. The Company's utilization of the net operating losses may be subject to a substantial annual limitation due to an "ownership change" resulting from the sales of private equity securities. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

   Significant components of the provision for income taxes attributable to continuing operations are as follows:

                                                          1997    1998    1999
                                                         ------- ------- -------
      Current:
        Federal......................................... $   --  $   --  $   --
        State...........................................     --      --      --
        Foreign.........................................  62,000     --   71,000
                                                         ------- ------- -------
        Total current...................................  62,000     --   71,000
                                                         ------- ------- -------
      Deferred:
        Federal.........................................     --      --      --
        State...........................................     --      --      --
        Foreign.........................................     --      --      --
                                                         ------- ------- -------
        Total deferred..................................     --      --      --
                                                         ------- ------- -------
                                                         $62,000 $   --  $71,000
                                                         ======= ======= =======

                         APPLIED SCIENCE FICTION, INC.

The foreign taxes relate to withholdings on royalties from a customer located in a foreign country.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes as of December 31, 1999 are as follows:

                                                           1998        1999
                                                        ----------  ----------
      Deferred tax liabilities
        Prepaid expenses............................... $      --   $  (14,000)
                                                        ----------  ----------
                                                               --      (14,000)
      Deferred tax assets:
        Depreciable assets.............................    106,000     210,000
        Accrued liabilities............................    209,000     662,000
        Net operating loss and tax credit
         carryforwards.................................  3,112,000   8,265,000
        Deferred revenue...............................     30,000      18,000
        Bad debt.......................................        --        7,000
                                                        ----------  ----------
                                                         3,457,000   9,162,000
                                                        ----------  ----------
      Net deferred tax asset...........................  3,457,000   9,148,000
      Valuation allowance for net deferred tax assets.. (3,457,000) (9,148,000)
                                                        ----------  ----------
      Net deferred taxes............................... $      --   $      --
                                                        ==========  ==========

   The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by approximately $5,692,000 during the year ended December 31, 1999.

   The Company's recorded provision for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

                                              1997        1998         1999
                                            ---------  -----------  -----------
      Computed at statutory rate..........  $(316,000) $(2,553,000) $(5,503,000)
      State taxes, net of federal benefit.    (27,000)    (225,000)    (427,000)
      Permanent items.....................      2,000        9,000       58,000
      Stock-based compensation............        --           --       609,000
      Effect of foreign operations........     62,000          --        71,000
      Tax credits.........................   (114,000)    (115,000)    (465,000)
      Other...............................        --           --        36,000
      Change in valuation allowance.......    455,000    2,884,000    5,692,000
                                            ---------  -----------  -----------
                                            $  62,000  $       --   $    71,000
                                            =========  ===========  ===========

6. Employee Benefit Plan

   The Company sponsors a defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. The Plan is available to all full-time employees of the Company on the first day of the quarter following employment. The Plan is funded through employee contributions. The Company's only expenses relating to the Plan are administrative costs, which are not significant.

                         APPLIED SCIENCE FICTION, INC.

7. Stockholders' Equity

   The following is a summary of convertible preferred stock issued by the Company at December 31, 1999, except where noted (in thousands, except share amounts):

                                      Shares Issued and Outstanding
                                      -----------------------------
                           Number of           December 31           Aggregate
                             Shares   ----------------------------- Liquidation
                           Designated   1997      1998      1999    Preference
                           ---------- --------- --------- --------- -----------
      Series B............   101,662     93,106    93,106    93,922   $   173
      Series C............ 1,471,500  1,471,500 1,471,500 1,471,500     5,445
      Series D............ 4,080,000         --        -- 4,069,767    31,500
                           ---------  --------- --------- ---------   -------
                           5,653,162  1,564,606 1,564,606 5,635,189   $37,118
                           =========  ========= ========= =========   =======

Series A Convertible Preferred Stock

   In July 1997, all outstanding Series A Preferred Stock and warrants to purchase Series A Preferred Stock were returned to the Company and immediately canceled for no consideration. The Series A Preferred stockholder also paid the Company a $90,000 fee to cancel a development agreement that had been entered into with the Company. The cancellation fee has been classified as other income in the accompanying Statement of Operations. Series A Preferred Stock is no longer authorized for issuance.

Series B, C and D Convertible Preferred Stock

   Non-cumulative dividends are paid to the Series B, C and D Preferred stockholders only if declared by the Board of Directors at the rate of up to $0.18, $0.37 and $0.77 per share, respectively. Dividends may not be paid to the common stockholders unless approved by at least two-thirds of the voting power (as determined on an as-converted basis) of all then outstanding shares of Series B, C and D Preferred Stock, each voting as a distinct and separate class.

   In the event of any liquidation, dissolution or winding up of the Company, the Series B, C and D Preferred stockholders are entitled to receive a distribution of $1.84, $3.70 and $7.74 per share, respectively, before any distribution may be made to the Common stockholders. The distribution rate per share may be adjusted as defined in the related agreement.

   The Series B, C and D Preferred Stock may be converted into Common Stock at the option of each Series B, C and D Preferred stockholder at any time. All of the Series B Preferred Stock will automatically convert to Common Stock in the event of any qualified public offering, as defined in the related agreement. All of the Series C Preferred Stock will automatically convert to Common Stock
(i) in the event of a qualified public offering, as defined in the related agreement, in which the aggregate proceeds of such an offering exceeds $20,000,000 (Qualified Offering), or (ii) upon written consent of the holders of at least two-thirds of the shares of Series C Preferred Stock then outstanding. All of the Series D Preferred Stock will automatically convert to Common Stock (i) in the event of a Qualified Offering prior to or after March 30, 2000 in which the initial price per share of Common Stock sold to the public is at least $10.06 or $13.16, respectively, (in each case the minimum price per share may be adjusted as defined in the related agreement), or (ii) upon written consent of the holders of at least a majority of the shares of Series D Preferred Stock then outstanding. The conversion rates are presently
3.927 shares of Common Stock for each share of Series B and C Preferred Stock and 1.309 shares of Common Stock for each share of Series D Preferred Stock, subject to certain anti-dilution adjustments.

   The Series B Preferred Stock is non-voting. The Series C and D Preferred stockholders are entitled to one vote for each share of Common Stock into which such Preferred Stock could then be converted.

                         APPLIED SCIENCE FICTION, INC.

   The Series D stockholders are entitled to participate in the Company's initial public offering. The Company is obligated to require the underwriters to reserve five percent of the shares offered pursuant to such offering in the form of a directed share program. The Company is obligated to require the underwriters to grant the Series D stockholders a priority to purchase that number of shares equal to the lesser of (i) 100% of the shares reserved in the directed share program or (ii) the number of shares obtained by dividing $3,000,000 by the initial price to the public. Such shares will be offered to the Series D stockholders at the initial price to the public.

   In December 1999, the Board of Directors authorized that all holders of Series D Preferred Stock of record as of December 16, 1999 be granted a dividend of not more than 627,011 shares of common stock in the event the Company does not complete an initial public offering prior to December 31, 2000 or at an implied market capitalization greater than $800 million.

 Stock Purchase Warrants

   In connection with the issuance of the Series B Preferred Stock, the Company issued warrants to the Series B Preferred stockholders to purchase 8,556 shares of Series B Preferred Stock at $1.84 per share, of which warrants to purchase 7,740 shares remained outstanding at December 31, 1999. These warrants are exercisable by the warrant holders at any time prior to January 2001, and automatically convert to warrants to purchase 30,392 shares of Common Stock, subject to adjustment, and upon certain events as defined above. No amount was allocated to the value of these warrants as such amounts were not significant.

   In connection with the issuance of the Series C Preferred Stock, the Company issued warrants to the Series C Preferred stockholders to purchase 1,603,360 shares of Common Stock at $.47 per share. The warrants are exercisable by the warrant holders for a period of fifteen years from the date of an exercise event. An exercise event is defined in the agreement as a qualified public offering, a sale of substantially all of the Company's assets, or a merger or acquisition in which the Company is not the surviving corporation or in which the stockholders of the Company immediately prior to the transaction hold less than half of the voting stock of the surviving entity. No amount was allocated to the value of these warrants as such amounts were not significant.

   In connection with the second equipment line of credit, the Company issued warrants to the Bank to purchase 10,233 shares of Series D Preferred Stock at $7.74 per share. These warrants are exercisable through August 2006 and automatically convert to warrants to purchase 13,394 shares of Common Stock, subject to adjustment, and upon certain events as defined above. The fair value of the warrants was estimated using the Black-Scholes pricing model with the following assumptions: expected volatility of 50%; expected life of 2 years; expected dividends yield of 0%; and the risk-free interest rate of 6%. The warrants were recorded at their fair market value of approximately $25,000 and are being amortized over the term of the equipment line of credit.

 Common Stock

   The Company had 17,226,732 shares of common stock outstanding as of December 31, 1999. Of these shares, 3,851,813 shares were unvested and are subject to rights of repurchase that lapse according to a time-based vesting schedule.

                         APPLIED SCIENCE FICTION, INC.

   Common stock reserved at December 31, 1999 consists of the following:

      For conversion of convertible preferred stock................. 11,474,705
      For exercise of warrants to purchase common stock.............  1,647,146
      For issuance under the Company's 1995 Stock Option/Stock
       Issuance Plan................................................    988,428
                                                                     ----------
        Total....................................................... 14,110,279
                                                                     ==========

Stock Split

   On March 26, 1999, the Company effected a three-for-one stock split. All references to common stock share and per share amounts including options to purchase common stock have been retroactively restated to reflect the stock split as if such split had taken place at the inception of the Company.

Stock Option/Stock Issuance Plan

   The Company has established the 1995 Stock Option/Stock Issuance Plan ( the
Plan), providing for two separate equity programs: (i) the option grant program providing for the granting of both incentive and non-statutory stock options, as defined by the Internal Revenue Code, and (ii) the stock issuance program providing for the issuance of common stock directly, either through the immediate purchase of such shares or for services rendered to the Company.

   The Plan provides for a maximum number of common shares to be optioned/issued of 14,162,512 after an increase of 614,452 approved by the Company's Board of Directors in December 1999. Accordingly, the Company has reserved a sufficient number of shares of common stock to permit exercise of options or issuance of common shares in accordance with the terms of the Plan. Under the Plan, incentive stock options may be granted only to Company employees (including officers and directors who are also employees) and shall be issued at an exercise price not less than 100% of the fair market value of the Company's common stock at the grant date, as determined by the Company's Board of Directors or by a committee of the Board of Directors appointed to administer the Plan, except for incentive stock option grants to a stockholder that owns greater than 10% of the Company's outstanding stock in which case the exercise price per share is not less than 110% of the fair market value of the Company's common stock at date of grant. Non-Statutory stock options may be granted to Company employees, members of the board, and consultants at the exercise price determined by the Board of Directors or a committee appointed by the Board of Directors to administer the Plan. Options granted under the Plan are exercisable no later than ten years from the date of grant except for incentive stock options granted to an optionee that owns more than 10% of the voting stock at the date of grant in which case the option term shall be five years from the date of grant or shorter based on the terms enumerated in the related option agreement. At the time of the grant, the Company's Board of Directors or committee appointed by the board to administer the Plan determines the exercise price and vesting schedules. Generally, 25% of each option vests one year from the vesting commencement date, as defined in the option agreement after the grant and the remaining amount vests ratably over the remaining three years of the vesting period. The Plan allows for options to be immediately exercisable, subject to the Company's right of repurchase for unvested shares at the original exercise price and for vested shares at the then current fair value as determined by the Board of Directors.

   The stock issuance program under the Plan allows eligible persons to purchase shares of common stock at an amount that may be less than, equal to or greater than the fair market value of the common shares on the issuance date. Such shares may be fully vested when issued or may vest over time as the recipient provides services or as specified performance objectives are attained as determined by the Board of Directors or a

                         APPLIED SCIENCE FICTION, INC.

committee appointed by the board to administer the Plan. The Company retains the right to repurchase unvested shares issued in conjunction with the stock issuance program upon voluntary or involuntary termination of service, at an amount equal to the original price paid by the purchaser and for vested shares at the then current fair value as determined by the Board of Directors.

   A summary of activity of stock options granted to employees, and to certain non-employees, for the years ended December 31, 1997, 1998, and 1999 is noted below.

                                                                       Weighted-
                                                             Range of   Average
                                                             Exercise  Exercise
                                                  Shares      Prices     Price
                                                ----------  ---------- ---------
      Outstanding, December 31, 1996...........        --   $      --    $ --
        Options granted........................  1,533,097        0.09    0.09
        Options exercised......................   (604,862)       0.09    0.09
        Options forfeited......................    (78,540)       0.09    0.09
                                                ----------  ----------   -----
      Outstanding, December 31, 1997...........    849,695        0.09    0.09
        Options granted........................  1,290,209   0.09-0.19    0.11
        Options exercised...................... (1,839,595)  0.09-0.19    0.10
        Options forfeited......................    (11,781)       0.09    0.09
                                                ----------  ----------   -----
      Outstanding, December 31, 1998...........    288,528   0.09-0.19    0.11
        Options granted........................  2,812,609   0.19-2.67    2.02
        Options exercised...................... (2,713,756)  0.19-2.67    2.01
        Options forfeited......................    (33,379)  0.09-1.18    0.83
                                                ----------  ----------   -----
      Outstanding, December 31, 1999...........    354,002  $0.09-2.67   $0.64
                                                ==========  ==========   =====

   At December 31, 1999, 988,428 shares of Common Stock were reserved for future issuance of which 634,426 options were available for future grants.

   The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1999:

                        Options Outstanding              Options Exercisable
                 -------------------------------------  -----------------------
                                Weighted
                                 Average     Weighted                 Weighted
                                Remaining    Average      Number      Average
     Exercise      Number      Contractual   Exercise   Exercisable   Exercise
      Prices     Outstanding      Life        Price     and Vested     Price
     --------    -----------   -----------   --------   -----------   --------
     $ 0.09        225,696        8.01        $0.09       117,137      $0.09
     $ 0.19         39,270        8.88        $0.19        11,453      $0.19
     $ 1.18         23,012        9.30        $1.18           --       $ --
     $ 1.64          6,675        9.63        $1.64           --       $ --
     $ 2.67         59,349        9.91        $2.67        15,708      $2.67
                   -------                    -----       -------      -----
     Total         354,002                    $0.64       144,298      $0.38
                   =======                    =====       =======      =====

   The Company recorded deferred stock-based compensation of $9,558,000 in connection with stock options granted to employees for 2,762,504 shares of common stock during 1999. This amount represents the difference between the deemed fair value of the Company's common stock underlying these options and their exercise price at the date of grant. The deferred stock-based compensation is amortized over the vesting periods of the applicable options, resulting in amortization of $1,774,000 for the year ended December 31, 1999.

                         APPLIED SCIENCE FICTION, INC.

   The Company also recorded deferred stock-based compensation of $188,000 in connection with stock options granted to nonemployee consultants for 26,180 shares of common stock during 1999. This amount represents the fair market value of the stock options at December 31, 1999. The deferred stock-based compensation is amortized over the expected life of the applicable options, resulting in amortization of $15,000 for the year ended December 31, 1999.

 Pro Forma Disclosures

   FAS 123 requires that the Company present pro forma information regarding net income as if the Company had accounted for the stock options under the fair value method of that Statement. The fair value of the options was estimated at the date of grant using a minimum value pricing model with the following weighted-average assumptions for the years ended December 31, 1997, 1998 and 1999:

      Risk-free interest rate..........................................     6.0%
      Dividend yield...................................................       0%
      Expected life of the options..................................... 2 years

   The weighted-average fair value of options granted during fiscal 1997, 1998, and 1999 was $0.02, $0.02, and $0.42, respectively.

   For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options' vesting periods. The Company's pro forma information for the years ended December 31, 1997, 1998 and 1999 follows (in thousands, except per share amounts):

                                                      1997    1998      1999
                                                     ------  -------  --------
      Pro forma stock-based compensation expense.... $   (2) $   (12) $   (103)
      Pro forma net loss............................ $ (992) $(7,522) $(16,359)
      Pro forma basic and diluted loss per share.... $(0.14) $ (0.77) $  (1.34)

   Option valuation models incorporate highly subjective assumptions. Because changes in the subjective assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options. Because the determination of fair value of all employee stock options granted after such time as the Company becomes a public entity will include an expected volatility factor and because, for pro forma disclosure purposes, the estimated fair value of the Company's employee stock options is treated as if amortized to expense over the options' expected life, the effects of applying SFAS No. 123 for pro forma disclosures are not necessarily indicative of future amounts.

Notes Receivable from Stockholders

   During 1997, 1998, and 1999, the Company made full-recourse loans to employees of $56,000, $173,000 and $5,444,000, respectively, in connection with the employees' purchase of shares through exercises of options. These full-recourse notes are secured by the shares of stock, are generally interest bearing at a weighted average interest rate of 5.68% at December 31, 1999, have terms of five years, and must be repaid upon the sale of the underlying shares of stock.

8. Litigation

   The Company is involved in various legal matters which have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position, results of operations or future cash flows of the Company.

                         APPLIED SCIENCE FICTION, INC.

9. Subsequent Events

 2000 Employee Stock Purchase Plan (Unaudited)

   In January 2000, the Company's Board of Directors approved the adoption of the Company's 2000 Employee Stock Purchase Plan (the Purchase Plan). A total of 654,500 shares of common stock have been reserved for issuance under the Purchase Plan. The share reserve will automatically increase each calendar year beginning in 2001 by an amount equal to 1% of the total number of outstanding shares of our common stock on the last day of December in the prior calendar year, but no such annual increase will exceed 327,500 shares. The Purchase Plan permits eligible employees to purchase shares of common stock through payroll deductions at 85% of the fair market value of the common stock, as defined in the Purchase Plan.

 2000 Stock Incentive Plan (Unaudited)

   In January 2000, the Board of Directors approved the Company's 2000 Stock Incentive Plan (the 2000 Plan). A total of 6,545,000 shares of common stock have been reserved for issuance under the 2000 Plan. This share reserve includes the number of shares carried over from the 1995 Stock Option/Stock Issuance Plan. The share reserve will automatically increase each calendar year beginning in 2001 by an amount equal to 3% of the total number of shares of our common stock outstanding on the last day of December in the prior calendar year, but in no event will the annual increase exceed 1,963,500. The 2000 Plan provides for: (i) discretionary option grant program under which eligible persons may be granted options to purchase shares of common stock;
(ii) a salary investment option grant program under which eligible employees may elect to have a portion of their base salary invested each year in special options; (iii) a stock issuance program under which eligible persons may be issued shares of common stock directly, either through the immediate purchase of such shares or as a bonus; (iv) an automatic option grant program under which eligible non-employee board members will automatically receive options at periodic intervals to purchase shares of common stock; and (v) a director fee option grant program under which non-employee board members may elect to have all or part of their annual retainer fee applied to a special option grant.

 Amendment to Certificate of Incorporation (Unaudited)

   In January 2000, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public. In connection with this authorization, the Board of Directors authorized the amendment of the Company's Certificate of Incorporation and changed the aggregate number of shares of preferred stock and common stock authorized to be issued to 25,000,000 and 100,000,000, respectively.

 Stock Split

   In January 2000, the Company's Board of Directors authorized a 1.309 to one forward split for all common shares in the form of a stock dividend payable upon the effectiveness of the Company's Initial Public Offering. All common stock information has been adjusted to reflect the stock split as if such stock split had taken place at the inception of the Company.



 Facility Lease (Unaudited)

   In March 2000, the Company entered into an agreement with a commercial real estate developer to initially lease approximately 100,000 square feet of build-to-suit office and lab space in Austin, Texas, with a ten-year lease term expected to commence in the first quarter of 2001. This agreement also includes an obligation to lease a minimum of an additional 60,000 square feet of build-to-suit space on the same site with a ten-year lease term

                      APPLIED SCIENCE FICTION, INC.

expected to commence no later than the first quarter of 2003. The lease term on the initial 100,000 square feet will then be adjusted to be coterminous with the term on the additional 60,000 square feet. The monthly rent payments increase at certain dates over the lease term. Future minimum lease payments under this non-cancelable lease are as follows, assuming the foregoing commencement dates (in thousands):

     2000............................................................... $   --
     2001...............................................................   1,239
     2002...............................................................   1,487
     2003...............................................................   2,323
     2004...............................................................   2,532
     Thereafter.........................................................  21,369
                                                                         -------
       Total............................................................ $28,950
                                                                         =======

   The agreement also includes an obligation to deposit up to a $1.2 million letter of credit with the landlord by June 2000 and up to an additional $1.2 million letter of credit upon take down of the additional 60,000 square feet of space. The amounts of the letters of credit will decrease upon the attainment of certain financial milestones as specified in the agreement.

 Patent Purchase (Unaudited)

   In March 2000, the Company entered into a patent assignment and cross license agreement with IBM whereby the Company executed into a patent cross license and purchased IBM patents relevant to the Company's ICE/3/ and DFP technologies for consideration consisting of cash and shares of the Company's common stock. The Company is obligated under the terms of the agreement to keep the amount of the total consideration confidential.

   The inside back cover has the logo and the name of the Company in the upper left hand corner and descending diagonally from the upper right hand corner is a list of the company's patented technologies, Digital GEM, Digital ROC, Digital ICE, and Digital ICE3. In the middle of the inside back cover is a photo of a strip of conventional film with the words, "Digital Film Process" printed on the film. Descending diagonally from the middle of the inside back cover to the lower right hand corner are the names of the Company's OEMs, including Nikon, Hewlett-Packard, Noritsu, Kodak, Konica, Minolta and Gretag.

   The outside back cover has the name and logo of the Company centered in the middle.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

   All capitalized terms used and not defined in Part II of this registration statement shall have the meaning assigned to them in the prospectus which forms a part of this registration statement.

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Applied Science Fiction in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

      SEC registration fee.......................................... $   24,522
      NASD filing fee...............................................      9,125
      Nasdaq National Market listing fee............................     95,000
      Printing and engraving expenses...............................    375,000
      Legal fees and expenses.......................................    425,000
      Accounting fees and expenses..................................    300,000
      Blue sky fees and expenses....................................      2,500
      Transfer agent fees...........................................     10,000
      Miscellaneous.................................................    258,853
                                                                     ----------
        Total....................................................... $1,500,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

   Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonably cause to believe the person's conduct was unlawful.

   Subsection (b) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   Section 145 further provides: that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145, or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and that the corporation shall have the power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such person and incurred by him in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

   Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders. (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

   Article VI of our Fifth Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists, or as it may hereafter be amended, no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

   Article XI of our Bylaws further provides that the registrant shall, to the maximum extent and in the manner permitted by Section 145 of the General Corporation Law of the State of Delaware as that Section may be amended and supplemented from time to time, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, amounts paid in settlements, and for other matters referred to or covered by that Section by reason of the fact that such person is or was a director or officer of the registrant and is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

   The registrant has entered into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the General Corporation Law of the State of Delaware.

   The registrant maintains officers' and directors' liability insurance.

   Reference is made to Section     of the Underwriting Agreement filed as
Exhibit 1.1 hereto, indemnifying officers and directors of the registrant against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

   Since January 31, 1997, Registrant has issued securities to a limited number of entities as described below.

     1. In July and September 1997, Registrant issued 1,471,500 shares of Series C preferred stock to accredited investors for $3.70 per share, for an aggregate purchase price of $5,444,550. Registrant also issued warrants to accredited investors to purchase up to 1,603,360 shares of common stock at an exercise price of $0.47 per share. These securities were issued pursuant to Rule 506 of Regulation D of the Securities Act.

     2. In March 1999, Registrant issued 4,069,767 shares of Series D preferred stock to accredited investors for $7.74 per share, for an aggregate purchase price of $31,499,997. These securities were issued pursuant to Rule 506 of Regulation D of the Securities Act.

     3. In August 1999, Registrant issued warrants to Silicon Valley Bank to purchase up to 10,233 shares of Series D preferred stock at an exercise price of $7.74 per share. These securities were issued pursuant to Rule 506 of Regulation D of the Securities Act.

     4. In March 2000, Registrant issued to IBM 769,230 shares of common stock at a price valued at the mid-point of the pricing range to be set forth in the circulated preliminary prospectus used to market this offering, subject to adjustment if the initial public offering price is lower than that price. These securities were issued pursuant to Regulation D of the Securities Act.

     5. Through December 31, 1999, Registrant had issued and sold 13,434,362 shares of its common stock to directors, employees and consultants upon the exercise of options granted at a weighted average exercise price of $.43. These shares were issued pursuant to Rule 701 promulgated under the Securities Act.

     6. Through December 31, 1999, Registrant had issued options to purchase 13,912,064 shares of common stock, of which 13,434,362 have been exercised, 354,002 remain outstanding and 123,700 have been forfeited and returned to our option plan for future grant. These options were issued pursuant to Rule 701 promulgated under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits:

      1.1      Form of Underwriting Agreement.

      3.1*     Amended and Restated Certificate of Incorporation of the Registrant to be
               in effect immediately following the offering made under this Registration
               Statement.

      3.2*     Amended and Restated Bylaws of the Registrant to be in effect immediately following the closing of the offering made under this Registration
               Statement.

      4.1**    Specimen Common Stock Certificate (standard form, not filed).

      5.1**    Opinion of Brobeck, Phleger & Harrison LLP.

     10.1*     Form of Indemnification Agreement between the Registrant and each of its directors and officers.

     10.2      2000 Stock Incentive Plan and form of agreements thereunder.

     10.3      2000 Employee Stock Purchase Plan and form of agreements thereunder.

     10.4*     Amended and Restated Investors' Rights Agreement dated September 26, 1997, by and among the Registrant and the investors named therein.

     10.5*     Registrant Office Lease dated March 19, 1998 by and between RGK Rentals,
               Ltd. and Applied Science Fiction, Inc.

     10.7      Employment Agreement Robert Sleet

     10.8      Employment Agreement Dan Sullivan

     10.9      Employment Agreement Dana Seccombe

     10.10     Employment Agreement Jerome Johnson

     23.1      Consent of Ernst & Young LLP, Independent Auditors

     23.2**    Consent of Brobeck, Phleger & Harrison LLP (see Exhibit 5.1).

     24.1*     Power of Attorney (included on signature page).

     27.1*     Financial Data Schedule.

--------

   *Previously filed

  **To be filed by amendment

   (b) Financial Statement Schedules.

   Not included because the information required to be set forth therein is not applicable or is shown in registrant's Consolidated Financial Statements or the related Notes.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the General Corporation Law of the State of Delaware, the Certificate of Incorporation or the Bylaws of the registrant, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on this 28th day of March, 2000.

                                          Applied Science Fiction, Inc.

                                                  /s/ Mark R. Urdahl
                                          By:__________________________________
                                                      Mark R. Urdahl
                                            President, Chief Executive Officer
                                                 and Chairman of the Board


   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----


       /s/ Mark R. Urdahl            President, Chief Executive      March 28, 2000
____________________________________  Officer and Chariman of the
           Mark R. Urdahl             Board (principal executive
                                      officer)

     /s/ Robert E. Sleet, Jr.        Executive Vice President and    March 28, 2000
____________________________________  Chief Financial Officer
        Robert E. Sleet, Jr.          (principal accounting
                                      officer)

      /s/ Dr. Albert Edgar*                    Director              March 28, 2000
____________________________________
          Dr. Albert Edgar

                                               Director              March 28, 2000
____________________________________
              John Asa

                                               Director              March 28, 2000
____________________________________
           Harvey B. Cash

     /s/ Richard H. Kimball*                   Director              March 28, 2000
____________________________________
         Richard H. Kimball

                                               Director              March 28, 2000
____________________________________
          Peter M. Palermo

     /s/ Carmelo M. Gordian*                   Director              March 28, 2000
____________________________________
         Carmelo M. Gordian

   /s/ Mark R. Urdahl

*By:______________________

       Mark R. Urdahl

      Attorney-in-fact

                               INDEX TO EXHIBITS

  Exhibit
  Number                                   Description
  -------                                  -----------
   1.1     Form of Underwriting Agreement.

   3.1*    Amended and Restated Certificate of Incorporation of the Registrant to be
           in effect immediately following the offering made under this Registration
           Statement.

   3.2*    Amended and Restated Bylaws of the Registrant to be in effect immediately following the closing of the offering made under this Registration
           Statement.

   4.1**   Specimen Common Stock Certificate (standard form, not filed).

   5.1**   Opinion of Brobeck, Phleger & Harrison LLP.

  10.1*    Form of Indemnification Agreement between the Registrant and each of its directors and officers.

  10.2     2000 Stock Incentive Plan and form of agreements thereunder.

  10.3     2000 Employee Stock Purchase Plan and form of agreements thereunder.

  10.4*    Amended and Restated Investors' Rights Agreement dated September 26, 1997, by and among the Registrant and the investors named therein.

  10.5*    Registrant Office Lease dated March 19, 1998 by and between RGK Rentals,
           Ltd. and Applied Science Fiction, Inc.

  10.7     Employment Agreement Robert Sleet

  10.8     Employment Agreement Dan Sullivan

  10.9     Employment Agreement Dana Seccombe

  10.10    Employment Agreement Jerome Johnson

  23.1     Consent of Ernst & Young LLP.

  23.2**   Consent of Brobeck, Phleger & Harrison LLP (see Exhibit 5.1).

  24.1*    Power of Attorney (included on signature page).

  27.1*    Financial Data Schedule.

--------

   *Previously filed

  **To be filed by amendment